Registration No.__________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form F-10
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CP SHIPS LIMITED
(Exact name of Registrant as specified in its Charter)

New Brunswick	4012	98-0357224
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Numbers)	(I.R.S. Employer Identification Number (if applicable))

62-65 Trafalgar Square
London WC2N 5DY
United Kingdom
+44 20 7389 1100
(Address and telephone number of Registrant’s
principal executive offices)

J.P. LaCasse
c/o Lykes Lines Limited, LLC
401 East Jackson Street, Suite 3300
Tampa, Florida 33602
(813) 276-4600
(Name, address (including zip code) and telephone number (including area code)
of Agent for Service in the United States)

Copies to:

Jon M. Gregg Sidley Austin Brown & Wood Bank One Plaza 10 South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	David J. Beveridge Shearman & Sterling Broadgate West, 9 Appold Street London EC2A 2AP United Kingdom +44 20 7655-5000

Approximate date of commencement of proposed sale to the Public: As soon as practicable after this Registration Statement becomes effective.

Province of Alberta, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A	[ ]	upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering made contemporaneously in the United States and Canada)
B	[x]	at some future date (check the appropriate box below)
	1.	[ ]	pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing)
	2.	[ ]	pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date)
	3	[ ]	pursuant to rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect thereto.
	4.	[x]	after the filing of the next amendment to this Form (if preliminary material is being filed)

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. [  ]

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price per	aggregate offering	Amount of
securities to be registered	registered	unit(2)	price	registration fee

Common Shares, no par value, and Common Share Purchase Rights(1)	9,775,000 shares	$10.93	$106,840,750.00	$9,829.35

[1]	The Common Share Purchase Rights initially are attached to and trade with the Common Shares.

[2]	Estimated solely for the purpose of estimating this registration fee in accordance with Rule 457(c) as the average of the high and low prices for Common Shares reported on the New York Stock Exchange on May 22, 2002.

PART I

INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Subject to Completion, dated May 30, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Issued        ●       , 2002

                    Shares

Common Shares

          CP Ships is offering               Common Shares.

          CP Ships’ Common Shares are listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “TEU” On May 28, 2002, the closing price of the Common Shares on the New York Stock Exchange was $11.76 per share and on the Toronto Stock Exchange was C$17.99 per share.

           Investing in the Common Shares involves risks. See “Risk Factors” beginning on page 15.

PRICE $                    PER SHARE

Underwriting
	Price to	Discounts and	Proceeds to CP
	Public	Commissions	Ships

Per Common Share	$	$	$
Total	$	$	$

          CP Ships has granted the underwriters the right to purchase up to an additional               Common Shares to cover over-allotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          CP Ships is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. CP Ships prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

          Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

          The ability of an investor to enforce civil liabilities under the United States federal securities laws may be affected adversely because CP Ships is incorporated under the laws of the province of New Brunswick, most of its officers and directors and some of the experts named in this prospectus are resident outside of the United States, and certain of CP Ships’ assets and the assets of those officers, directors and experts are located outside of the United States.

          The Underwriters expect to deliver the Common Shares on               , 2002.

Joint Bookrunning Managers

Morgan Stanley	Salomon Smith Barney

RBC Capital Markets

●             2002

CURRENCY EXCHANGE RATES
FORWARD LOOKING STATEMENTS
SUMMARY
RISK FACTORS
CORPORATE STRUCTURE
USE OF PROCEEDS
STOCK TRADING HISTORY
DIVIDEND POLICY
CONSOLIDATED CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY OVERVIEW
DESCRIPTION OF THE BUSINESS
ARTICLES OF AMALGAMATION AND DESCRIPTION OF SHARE CAPITAL
PRINCIPAL SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DIRECTORS AND MANAGEMENT
DESCRIPTION OF INDEBTEDNESS AND OTHER OBLIGATIONS
PLAN OF DISTRIBUTION
CERTAIN INCOME TAX CONSIDERATIONS
ELIGIBILITY FOR INVESTMENT
EXPERTS
REGISTRAR AND TRANSFER AGENT
DOCUMENTS INCORPORATED BY REFERENCE
ADDITIONAL INFORMATION
LIST OF DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Consent of PWC
Powers of Attorney

      Prospective investors should rely only on the information contained in this prospectus. CP Ships has not authorized anyone to provide information different from that contained in this prospectus. CP Ships is offering to sell Common Shares and seeking offers to buy Common Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Common Shares.

CERTAIN INDUSTRY TERMS AND PRESENTATION OF FINANCIAL INFORMATION

      Reference in this prospectus to:

•	“nominal capacity”, in reference to a container ship, is to the maximum number of containers as measured by teu that could theoretically be loaded on a container ship without taking into account operational constraints such as the actual weight of the containers, weather conditions or ship stability;

•	“standing capacity”, in reference to a fleet, is to the total nominal capacity of all the ships in the fleet; and

•	“teu” is to twenty foot equivalent unit, the standard unit of measurement of volume used in the container shipping industry.

      CP Ships presents its financial statements in U.S. dollars. Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Canadian GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they affect CP Ships, see Note 22 to the consolidated financial statements as at, and for the years ended 31st December 2001, 2000 and 1999 included elsewhere in this prospectus.

      On 1st October 2001, CP Ships’ former parent, Canadian Pacific Limited (“Canadian Pacific”), reorganized and divided into five separate publicly listed companies (the “Spin-off”). As a result, CP Ships became an independent publicly listed company on 3rd October 2001. See Note 1 to CP Ships’ consolidated financial statements included elsewhere herein.

CURRENCY EXCHANGE RATES

      Unless otherwise specified, the consolidated financial statements and the financial information relating to CP Ships contained in this document are expressed in U.S. dollars. Certain financial information relating to CP Ships contained in this document originates in currencies other than U.S. dollars and has been converted into U.S. dollars based on prevailing exchange rates, except for financial information contained in or extracted from the consolidated financial statements of CP Ships, other than for years up to and including 31st December 1997, set out in this document, which has been translated in accordance with Note 2(i) to such statements, and the selected consolidated financial information for years up to and including 31st December 1997 which has been translated in accordance with Note 1 to the relevant table.

      The following tables set out, for each period indicated, the high, low, average and period end exchange rate for U.S. dollars expressed in Canadian dollars based on the noon buying rate in New York City as certified by the New York Federal Reserve Bank for customs purposes:

	12 months ended 31st December

	2001	2000	1999	1998	1997
(in C$)
Canadian dollars per U.S. dollar
High in the year	1.602	1.560	1.530	1.577	1.440
Low in the year	1.493	1.435	1.444	1.408	1.336
Rate at end of year	1.593	1.500	1.444	1.538	1.429
Average rate for the year(1)	1.552	1.487	1.481	1.490	1.389

	2002

	May(2)	April	March	February	January
(in C$)
Canadian dollars per U.S. dollar
High in the month	1.571	1.600	1.596	1.611	1.613
Low in the month	1.531	1.563	1.577	1.589	1.590
Rate at end of month	1.531	1.568	1.596	1.605	1.592

(1)	The average of the exchange rate on the last day of each month during the applicable period.
(2)	Between 1st May and 28th May.

     On 28th May 2002, the most recent practicable date prior to the printing of this document, the noon buying rate in New York City as certified by the New York Federal Reserve Bank for customs purposes was C$1.531 per $1.00.

FORWARD LOOKING STATEMENTS

      This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to operations, anticipated financial performance, business prospects and strategies of CP Ships. These statements can be found under “Summary”, “Risk Factors”, “Industry Overview”, “Description of the Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this document. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend” or similar words suggesting future outcomes or statements regarding an outlook on future changes in freight rates, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors, including those discussed under “Risk Factors”, that could cause actual results to differ materially from those suggested by the forward-looking statements.

      Investors are cautioned not to place undue reliance on forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global economic and business conditions, including the length and severity of the current economic slowdown in the countries and regions where CP Ships operates, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; industry over-capacity; changes in demand for container shipping; changes in laws and regulations, including environmental, employment, competition and trade laws; difficulties in implementing a cost savings program; currency and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including severe weather conditions and external labour unrest; and CP Ships’ anticipation of and success in managing the risks associated with the foregoing.

      The above list of important factors is not exhaustive. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

SUMMARY

      The following is a summary of the principal features of the Share Offering and should be read together with the more detailed information and financial data and statements, including the unaudited pro forma financial information, contained elsewhere in this document. References in this document to CP Ships are to CP Ships Limited and, except where the context otherwise requires, shall include the subsidiaries and predecessors of CP Ships Limited.

CP SHIPS

Overview

      CP Ships is one of the world’s leading container shipping companies, offering its customers door-to-door as well as port-to-port containerized services for the international transportation of a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods. CP Ships operates a fleet of 78 ships in 24 trade lanes focusing on four principal markets. In 2001, it transported over 1.8 million teu, on behalf of more than 30,000 customers. Based on standing capacity, CP Ships ranks as the eleventh largest carrier in the world, giving it the economies of scale available to global carriers. In 2001, it had revenue of $2.65 billion and EBITDA of $213 million before exceptional charges of $36 million related to its spin-off from Canadian Pacific Limited (the “Spin-off”) and the restructuring of organization and offices.

      CP Ships is a regional specialist that offers direct services to a wider range of ports within a particular market than are generally offered by global carriers. This approach allows CP Ships to provide customers with the local expertise and market presence of a regional specialist combined with many of the operating advantages of a global carrier. CP Ships provides scheduled services in its four principal markets: TransAtlantic, Australasia, Latin America and Asia, which it serves through six well-recognized brands: Canada Maritime, Cast, Contship Containerlines, ANZDL, Lykes Lines and TMM Lines.

      CP Ships operates in an industry whose annual volume growth has on average exceeded global gross domestic product growth by two to three times over the last 20 years. Since its introduction in the 1950’s, the container shipping industry has facilitated world trade because of its simplicity, efficiency and low cost, becoming an integral part of the global sourcing strategies for many of the world’s major manufacturers and retailers.

      Over the last six years, CP Ships considers it has outperformed, on the basis of return on capital employed (“ROCE”), in both weak as well as strong market conditions, the average ROCE of those carriers in the top 20 for which data is publicly available due to its business model based on its competitive strengths and strategy which are discussed below.

      In 1993, CP Ships initiated an acquisition growth strategy, completing nine transactions in nine years. As a result of the successful integration of acquisitions and through organic growth, CP Ships has achieved a global scale of operations, diversified its markets and established itself as a market leader. CP Ships has recently entered into an agreement to purchase all of the issued and outstanding shares of Italia di Navigazione S.p.A. and controlling interests in, or certain assets of, sales agencies in Canada, Italy, Spain and Venezuela for $40 million (the “Italia Acquisition”). See “Description of the Business — Italia Acquisition”. Volume, revenue and earnings have grown, as is illustrated in the following table:

	Year ended 31st December									CAGR(5)

($ millions, unaudited)	1994(1)	1995(1)	1996(1)	1997(1)	1998	1999	2000	2001		1994-2001

Volume (in teu millions)	0.24	0.40	0.48	0.67	1.16	1.37	1.83	1.84		33.5%
Revenue	395	660	779	1,032	1,780	1,878	2,645	2,646		31.2%
EBITDA(2)	74	77	106	142	163	136	224	213	(3)	16.3%
Operating Income(4)	61	59	86	115	127	89	164	139	(3)	12.4%

(1)	At 1st January 1998, CP Ships changed its reporting currency from the Canadian dollar to U.S. dollar. The income statement for the years ended 31st December 1997, 1996, 1995 and 1994 have been translated into U.S. dollars at the 31st December 1997 exchange rate of $1 = C$ 1.43.

(2)	See Note 2 of “Summary Consolidated Financial Information” for a definition of EBITDA.
(3)	Before exceptional charges of $36 million resulting from the Spin-off and restructuring charges.
(4)	Before goodwill charges.
(5)	Compound annual growth rate.

Competitive Strengths

      CP Ships considers it has the following strengths which allow it to compete successfully:

      Leading market position. CP Ships believes it is the largest carrier based on market share in a majority of its 16 core trade lanes. This leading market position has been achieved by focusing on customers and customer service through its well-recognized and highly-regarded brands.

      Regional focus. CP Ships’ regional focus provides more reliable and frequent service schedules, flexible and timely response to changes in local market conditions, the ability to offer customized services, greater trade lane economies of scale and premium pricing for its services. These provide it with a measure of protection from new competitors on its core trade lanes.

      Low cost operator. A combination of global scale economies and trade lane scale economies based on strong market position has allowed CP Ships to reduce its costs significantly. Savings in ship networks, terminals and stevedoring, container fleet, inland transport and administration have contributed to a 11% reduction in costs per teu from $1,422 in 1996 to $1,271 in 2001. In addition, CP Ships expects to realize in 2002 the full effect of the cost reduction initiatives which started in 2001. CP Ships also expects further benefits from operational cost cutting and organizational changes undertaken in 2002, including the renewal in the first quarter of 13 ship charters at significantly lower rates which CP Ships anticipates will generate savings of nearly $25 million in the year.

      Successful track record of acquisitions. CP Ships has completed nine transactions since 1993, often involving the turn-around of underperforming businesses. It has successfully integrated those businesses, improving both services and profitability. These acquisitions have contributed to a compound annual growth of revenue of 31% and a compound annual increase in operating income of 12% since 1994.

      Diversified customer base. CP Ships has over 30,000 customers that are diversified both by geography and by industry. Its largest customer represented approximately 1% of its revenue in 2001, and its top ten customers accounted for only 6%. This diversity protects it against the adverse effect of relying on a single customer or industry.

      Experienced management team. The members of the senior management team average over 24 years experience in the container shipping industry. The large majority of the management team has worked for CP Ships for many years, including with its original core business or its acquired businesses. Incentives are provided to senior management through share based compensation and to all staff including senior management through cash incentives based on operating income.

Strategy

      Six principal strategies underpin CP Ships’ business model, which has delivered ROCE well above industry averages over many years.

      Concentration on container shipping. CP Ships concentrates exclusively on container shipping services which allows management to plan for and quickly respond to often rapidly changing economic, political and trade conditions in what is a truly international business.

      Focus on regional markets. CP Ships has built strong positions in a number of regional markets. It is the leading carrier in the majority of its core trade lanes, which allows it to offer the best schedules and services to its customers and to maximize trade lane economies of scale.

      Acquisitions. Nine transactions have been executed successfully in the last nine years, often involving the turnaround of under-performing businesses. CP Ships’ revenue is now over six times larger than in 1994. In a relatively fragmented industry under economic pressure, there will likely be further acquisition opportunities.

CP Ships expects to continue to pursue a disciplined acquisition strategy that enables it to grow either in its existing markets or expand into new markets, thereby helping to achieve further economies of scale that improve operating performance.

      Strong brands. CP Ships offers two or more of its well-recognized brands in nearly all of its trade lanes. It intends to strengthen its brands by continuing to respond to the evolving needs of its customers by selectively expanding its services, improving service frequencies and transit times, improving the efficiency of its inland transportation networks and implementing effective training and staff retention programs. CP Ships considers that its multiple branding approach results in higher levels of service which strengthen market share and customer loyalty.

      Supply chain solutions. Integrated door-to-door or intermodal container transportation is the largest component in the logistics supply chains of international trade. CP Ships continues to emphasize consistently reliable, tailor-made intermodal supply chain solutions for its customers to strengthen customer relationships and protect operating margins.

      Reduce costs. Delivering low-cost, high-quality service is a key to success in the highly competitive container shipping industry. CP Ships has reduced cost per teu by 11% from 1996 to 2001 and, in 2002, plans additional cost savings through continued rationalization of ship schedules, organizational changes, other operational savings and the renewal of ship charters at lower rates.

Outlook

      The container shipping industry’s immediate outlook remains difficult. Somewhat stronger economic growth is improving demand, and capacity rationalization initiatives in a number of trade lanes have improved supply/demand balance. However, the general burden of excess industry capacity from delivery of new ships is expected to continue through this year and probably into next year.

      CP Ships reported an operating loss in the first quarter of this year. Results in March and into the second quarter, based on firmer volumes, have improved. This year’s already announced target to cut annualized costs is expected to be met or exceeded. So, for the year overall, CP Ships continues to expect to be profitable.

THE OFFERING

Common Shares Offered(1):	● Common Shares

Common Shares Outstanding After the Offering(1)(2):	● Common Shares

Use of Proceeds:	The estimated net proceeds to CP Ships from the Offerings (as defined below) assuming the Over-allotment Option is not exercised and after deducting underwriting fees and estimated expenses of the Offerings, will be approximately $337 million. Of the net proceeds, CP Ships expects that (i) approximately $180 million will be used to purchase two 2800 teu ships and two 2300 teu ships which are currently chartered by CP Ships, (ii) approximately $40 million will be used to pay for the Italia Acquisition and (iii) the remaining proceeds of approximately $117 million will be used to reduce CP Ships’ borrowings under its $175 million revolving credit facility. Amounts repaid on the $175 million revolving credit facility may be reborrowed and CP Ships expects that future borrowings under such facility will be used to pay for ships under CP Ships’ ship replacement program and for general corporate purposes. Such facility may also be used to finance further business acquisitions. See “Use of Proceeds”.

Trading Symbol:	Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”): “TEU”

Risks:	Investment in the Common Shares is subject to certain risks and prospective investors should carefully consider the risk factors and other information in this document before purchasing Common Shares. See “Risk Factors”.

OTHER OFFERING

      CP Ships is also offering senior notes, which are expected to generate gross proceeds of approximately $250 million, in a separate offering pursuant to a separate offering memorandum. This prospectus relates only to the Share Offering and not to the offering of senior notes, which together with the Share Offering are referred to as the “Offerings”. The senior notes will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

(1)	Assumes the Over-allotment Option is not exercised. If the Underwriters exercise the Over-allotment Option in full, the number of Common Shares sold pursuant to the Share Offering will be ● .
(2)	This amount does not include approximately 6.2 million Common Shares reserved for issuance under options and other rights granted under CP Ships’ share compensation arrangements.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

      The following tables set out certain consolidated financial and operating information and summary unaudited pro forma condensed consolidated financial information (the “Pro Forma Financial Information”) for CP Ships as at the dates and for the periods indicated. The consolidated financial and operating information as at 31st March 2002 and for the three months ended 31st March 2001 and 2002 and as at, and for the years ended, 31st December 1999, 2000 and 2001 has been extracted or derived from the consolidated financial statements of CP Ships or its predecessors.

      The Pro Forma Financial Information as at and for the year ended 31st December 2001 and the three months ended 31st March 2002, presents the pro forma effect of the transactions described in detail in “Unaudited Pro Forma Condensed Consolidated Financial Information”. The Pro Forma Financial Information is not necessarily indicative of the results that could have been achieved had the adjustments arising from the use of proceeds occurred on the dates indicated and is not necessarily indicative of the results of operations or financial position for any future periods.

Consolidated Statements of Income Data

($ millions, except amounts per share, presented in $)

	Year ended 31st December				Three months ended 31st March

				Pro			Pro
	Actual			Forma	Actual		Forma

	1999	2000	2001	2001	2001	2002	2002

				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Canadian GAAP
Revenue	1,878	2,645	2,646	2,646	639	578	578
Expenses	(1,789)	(2,481)	(2,507)	(2,495)	(608)	(584)	(581)

Operating income (loss) before exceptional charges	89	164	139	151	31	(6)	(3)
Exceptional charges	—	—	(36)	(36)	—	—	—

Operating income (loss)	89	164	103	115	31	(6)	(3)
Interest (expense) income, net	(4)	1	—	(23)	—	(3)	(8)
Income tax expense	(11)	(12)	(12)	(12)	(2)	(2)	(2)
Minority interest	1	—	1	1	—	—	—
Goodwill charges	(15)	(18)	(16)	(16)	(4)	—	—

Net income (loss)(1)	60	135	76	65	25	(11)	(13)

Earnings (loss) per Common Share basic (2)	0.76	1.68	0.92	0.74	0.32	(0.14)	(0.15)
Earnings (loss) per Common Share diluted (2)	0.76	1.68	0.91	0.74	0.32	(0.14)	(0.15)
Earnings (loss) per Common Share before goodwill charges basic(3)	0.95	1.91	1.12	0.92	0.37	(0.14)	(0.15)
Earnings (loss) per Common Share before goodwill charges diluted(3)	0.95	1.91	1.11	0.92	0.37	(0.14)	(0.15)
Dividend per Common Share	—	—	0.04		—	0.04
Common Shares outstanding(4)	79.1	79.1	79.3	87.8	79.1	80.0	88.5

	Year ended 31st December				Three months ended 31st March

				Pro			Pro
	Actual			Forma	Actual		Forma

	1999	2000	2001	2001	2001	2002	2002

				(unaudited)	(unaudited)	(unaudited)	(unaudited)
U.S. GAAP
Revenue	1,878	2,645	2,646		639	578
Expenses before Spin-off and restructuring charges	(1,798)	(2,503)	(2,514)		(612)	(578)
Spin-off and restructuring charges	—	—	(44)		—	—

Operating income (loss)	80	142	88		27	—
Interest (expense) income, net	(17)	(12)	(13)		(3)	(5)
Income tax expense	(12)	(16)	(12)		(2)	(2)
Minority interest	1	—	1		—	—

Income (loss) before cumulative effect of accounting changes	52	114	64		22	(7)
Cumulative effect of accounting changes	—	19	(4)		(4)	—

Net income (loss)(1)	52	133	60		18	(7)

	Year Ended 31st December				Three Months Ended 31st March

				Pro			Pro
	Actual			Forma	Actual		Forma

	1999	2000	2001	2001	2001	2002	2002

					(unaudited)	(unaudited)	(unaudited)
U.S. GAAP (continued)
Earnings (loss) per Common Share basic (2):
before cumulative effect of accounting changes	0.66	1.42	0.77		0.28	(0.09)
including cumulative effect of accounting changes	0.66	1.66	0.72		0.23	(0.09)
Earnings (loss) per Common Share diluted (2):
before cumulative effect of accounting changes	0.66	1.41	0.76		0.28	(0.09)
including cumulative effect of accounting changes	0.66	1.65	0.71		0.23	(0.09)
Earnings (loss) per Common Share before goodwill charges basic(3)	0.82	1.86	0.90	0.27	(0.09)
Earnings (loss) per Common Share before goodwill charges diluted(3)	0.80	1.86	0.89	0.27	(0.09)
Dividend per Common Share	—	—	0.04		—	0.04

Other Consolidated Data

($ millions, unless otherwise stated)

	Year ended 31st December				Three months ended 31st March

				Pro			Pro
	Actual			Forma	Actual		Forma

	1999	2000	2001	2001	2001	2002	2002

				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other financial information
EBITDA (unaudited):(5)
Canadian GAAP(5)(6)	136	224	213	234	47	14	19
U.S. GAAP(5)(6)(7)	150	245	224	226	45	22	24
Rent expense under operating leases(8)	309	449	458	437	125	88	83
Capital expenditures(9)	113	312	292		109	16
Cash inflow (outflow) from:
Operations	29	174	192		38	(4)
Financing activities	14	306	(49)		42	(8)
Investing activities	(77)	(419)	(149)		(105)	(12)

				Three months ended
	Year ended 31st December			31st March

	Actual			Actual

	1999	2000	2001	2001	2002

Other unaudited operational data
Volume (teu 000s)	1,373	1,833	1,842	437	436
Container fleet at the period end (teu 000s)(10)	303	327	345		348
Number of ships employed at period end:(11)
Owned(12)	21	29	31		30
Chartered	55	65	47		48

Total	76	94	78		78

Consolidated Balance Sheet Data

($ millions)

	As at 31st December			As at 31st March

						Pro
	Actual			Actual		Forma

	1999	2000	2001	2002		2002

				(unaudited)		(unaudited)
Canadian GAAP
Cash and cash equivalents	61	122	116	92		132	(13)
Accounts receivable	306	392	366	377		377
Capital assets	355	536	795	785		965
Total assets	1,218	1,748	1,851	1,836		2,058
Total debt(14)	44	32	230	226		359
Common Share capital	63	63	597	597		692
Shareholders’ equity	649	1,099	1,100	1,086		1,175
U.S. GAAP
Cash and cash equivalents	61	122	116	92
Accounts receivable	306	392	364	375
Capital assets	518	704	955	944
Total assets	1,346	1,871	1,971	1,959
Total debt(14)	224	205	395	388	(15)
Common Share capital	63	63	597	597
Shareholders’ equity	611	1,059	1,052	1,042

(1)	Net income (loss) reflects the effects of changes in accounting policies. See Note 2 to the Annual Financial Statements (as defined below) and Note 1 to the Interim Financial Statements (as defined below).
(2)	Earnings (loss) per Common Share is calculated after deduction of preference dividends in the years ended 31st December 2001, 2000 and 1999 of $3 million, $2 million and $0, respectively. Basic and diluted earnings per Common Share have been calculated using net income available to common shareholders divided by 79.3 million and 79.9 million shares, respectively, for the year ended 31st December 2001 and 80.0 million and 81.2 million shares, respectively, for the three months ended 31st March 2002. For periods prior to 1st October 2001 (including the three months ended 31st March 2001), basic and diluted earnings per Common Share have been restated using 79.1 million and 79.2 million shares, respectively, which were the number of Common Shares and options outstanding immediately after the Spin-off.

Pro Forma basic and diluted earnings per share for the year ended 31st December 2001 have been calculated using Pro Forma net income available to the common shareholders divided by 87.8 and 88.4 million shares, respectively, being the number of Common Shares and options outstanding at 31st December 2001 adjusted to give effect to the Share Offering. Pro Forma basic and diluted earnings per share for the three months ended 31st March 2002 have been calculated using the Pro Forma net income available to the common shareholders divided by 88.5 million and 89.7 million shares, respectively, being the number of Common Shares and options outstanding at 31st March 2002 adjusted to give effect to the Share Offering.

(3)	Effective 1st January 2002, CP Ships prospectively adopted CICA 3062, the new recommendation of the Canadian Institute of Chartered Accountants (“CICA”) for Canadian GAAP and FAS 142 for U.S. GAAP reporting purposes which suspend the amortization of goodwill. To ensure comparability of the presentation of financial results to readers, both of these standards require the presentation of earnings per common share for all periods to be adjusted for goodwill charges. Earnings per Common Share adjusted for goodwill charges is calculated by adding back the goodwill charge to net income and dividing by the weighted average shares outstanding for the respective period.
(4)	Weighted average Common Shares outstanding during the relevant period in millions as restated (see (2) above).
(5)	Earnings before interest, tax, depreciation and amortization. EBITDA is not a substitute for operating income, net income or cash flow from operating activities as determined in accordance with generally accepted accounting principles. EBITDA is presented as additional information because CP Ships believes that it is widely used in the container shipping industry as a measure to evaluate a company’s operating performance and is a useful indicator of CP Ships’ ability to meet its working capital, capital expenditures and debt service requirements. Because EBITDA is not calculated identically by all companies, the presentation may not be comparable to other similarly titled measures of other companies. CP Ships’ discretionary use of funds depicted by EBITDA may be limited by working capital, capital expenditure and debt service requirements and by restrictions related to legal requirements, commitments and uncertainties.
(6)	Canadian GAAP EBITDA for the year ended 31st December 2001 is calculated before exceptional charges of $36 million relating to the Spin-off and restructuring charges. In addition to the Spin-off and restructuring charges, U.S. GAAP EBITDA also reflects an adjustment for a non-cash charge of $8 million of stock compensation related to the Spin-off, which results in a total adjustment of $44 million. See Note 22 to the Annual Financial Statements.
(7)	The following table includes a reconciliation between EBITDA based on Canadian GAAP and U.S. GAAP, before exceptional charges for the year ended 31st December 2001 (See Note 5 above). See Note 22 to the Annual Financial Statements for a further description of these differences.

	Year ended			Three months ended
	31st December			31st March

	Actual			Actual

	1999	2000	2001	2001	2002
($ million)
EBITDA Canadian GAAP	136	224	213	47	14
U.S. GAAP Adjustments:
Derivatives	6	(5)	2	2	4
Changes in accounting policies	(2)	19	(4)	(4)	—
Acquisition costs(a)	(13)	(17)	(5)	(4)	(1)
Pension costs	1	3	(3)	(1)	—
Ship leases(b)	21	21	21	5	5

EBITDA U.S. GAAP	150	245	224	45	22

(a)	Excluding goodwill adjustments.
(b)	Adjustments to add back charter hire costs in respect of two 2800 teu ships and two 2300 teu ships which under U.S. GAAP would be accounted for as owned ships.

(8)	The following table sets out rent expenses for operating leases for the periods indicated:

	Year ended			Three months ended
	31st December			31st March

	1999	2000	2001	2002	2001
($ million)
Ships	221	308	308	52	86
Containers	76	124	132	30	34
Other	12	17	18	6	5

Total	309	449	458	88	125

(9)	Capital expenditures comprises the cash paid in the period for additions to capital assets and deposits on ships.

(10)	Container fleet employed at the period end comprising both owned and leased containers.

(11)	The number of ships employed at the period end includes sub-charters to third parties and ships being repositioned.
(12)	Owned ships includes direct and indirectly owned ships, bareboat charters and long-term time charters containing a purchase option.
(13)	CP Ships expects to use approximately $40 million of the $132 million pro forma cash and cash equivalents to pay for the Italia Acquisition. In connection with such acquisition, CP Ships will assume certain indebtedness of the acquired business the amount of which is not expected to be material.
(14)	Total debt consists of borrowings under the $175 million facility, long-term loans and capital lease obligations. Under U.S. GAAP, total debt includes additional capital leases in respect of the Montrose and Montclare Ships.
(15)	The U.S. GAAP pro forma total debt at 31st March 2002 is $359 million, which represents the existing U.S. GAAP debt balance of $388 million plus the receipt of proceeds of the offering of an aggregate principal amount of $250 million of senior notes less $117 million of the amount borrowed under the $175 Million Facility and repayment of the outstanding principal balance due under the capital lease obligations in respect of the Montrose and Montclare ships under U.S. GAAP of $162 million.

RISK FACTORS

      The following discussion relates to risks currently known to CP Ships which are specific to CP Ships and the container shipping industry and which could have a material adverse effect on the business, financial condition or results of operations of CP Ships. This discussion should be read in conjunction with the material that is contained in the other sections of this document.

      If any event arising from these risks occurs, CP Ships’ business, financial condition, or results of operations could be materially adversely affected. In such case, the market price of the Common Shares could decline. Prospective purchasers of Common Shares should carefully consider the risk factors set forth below, as well as the other information included in this document.

Risks Relating to the Container Shipping Industry

The cyclical nature of the container shipping industry could have an adverse effect on business, and the duration and severity of the current downturn remain uncertain

      Historically, the financial performance of the container shipping industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, container shipping services. The level of shipping capacity is a function of the number of ships in the world fleet, their deployment, the delivery of new ships and scrapping of older ships. The demand for container shipping services is influenced by, among other factors, global and regional economic conditions, currency exchange rates, the globalization of manufacturing, fluctuation in the levels of global and regional international trade, regulatory developments and changes in sea-borne and other transportation patterns. Changes in the demand for container shipping services are difficult to predict. Decreases in such demand or increases in container shipping capacity could lead to significantly lower freight rates, reduced volume or a combination of the two, which would have a material adverse effect on CP Ships’ business, financial condition and results of operations.

      Global container shipping capacity is expected to continue increasing at least through 2003 at a faster rate than container shipping demand, which has been adversely affected by lower U.S. and global economic growth. Over-capacity has contributed to a significant decline in freight rates in many markets and trade lanes, with corresponding lower profitability in the industry. CP Ships expects market conditions to remain difficult in 2002 and possibly 2003. There can be no assurance that the supply and demand imbalance will improve or, even if there is improvement, that freight rates and profitability will increase.

CP Ships operates in a highly competitive industry and this competition may result in downward pressure on freight rates

      The container shipping business is highly competitive and barriers to entry are relatively low, especially for existing container shipping companies (“carriers”) wishing to enter, or expand their presence in, a market or trade lane. Carriers compete based on price, frequency of service, transit time, port coverage, service reliability, container availability, inland operations, quality of customer service, value added services and other customer requirements. Competition may result in downward pressure on freight rates and could have a material adverse effect on CP Ships’ business, financial condition and results of operations.

      CP Ships experiences strong competition in its markets and trade lanes and, in most of them, freight rates have fallen over the last year. CP Ships expects that current competitive pressures within the container shipping industry will continue in 2002 and possibly 2003.

Fluctuations in ship charter rates may increase CP Ships’ costs or reduce its competitiveness

      A ship charter is the lease of a ship, usually for a specified period of time. In the ship charter market, charter rates often fluctuate sharply due to changes in the supply of, and demand for, container shipping services and containerships. When charter rates are increasing, carriers with a relatively high proportion of ships under short-term charters experience significantly higher costs when they renew existing ship charter agreements. When charter rates are falling, carriers with a relatively large proportion of owned ships or ships under long-term charters can be placed at a competitive disadvantage to carriers who are able to renew existing ship charter agreements at significantly lower prices. Like freight rates, the charter market is currently depressed by industry over-capacity and short-term charter rates are lower than both the cost of owning ships and the cost of most existing long-term charters.

      A significant amount of CP Ships’ current ship fleet capacity (approximately 46%) is held under short and medium term charters. CP Ships is, however, implementing a ship replacement program to replace short and medium-term chartered ships with owned ships and ships under long-term charters. Once the program is completed, which is expected in mid-2003, fleet capacity under charters will have decreased from approximately 70% (in mid-2000) to approximately 25%. If charter rates remain depressed, CP Ships may, as it takes delivery of ships under its ship replacement program, suffer a relative increase in its ship costs compared with competitors which have a higher proportion of short and medium term chartered ships in their fleets. This could have a material adverse effect on CP Ships’ competitiveness and, hence, its business, financial condition and results of operations.

      In addition, due to its current reliance on ships under short and medium term charters, any increase in charter rates in the short-term could increase CP Ships’ costs. This could have a material adverse effect on its business, financial condition and results of operations.

Increases in marine fuel prices may adversely affect results

      In 2001, marine fuel accounted for approximately 8% of CP Ships’ total expenses, net of adjustments for slot revenues and excluding depreciation. The cost of marine fuel is subject to many economic and political factors which are beyond CP Ships’ control. An increase in the cost of marine fuel could adversely affect its business, results of operations and financial condition in the event that CP Ships is not able to increase freight rates or otherwise recover fuel cost increases from customers.

Changes in anti-trust immunities could adversely affect CP Ships

      Certain types of agreements among carriers are exempted from anti-trust legislation in many countries. These exemptions are important to those carriers who have formed strategic global alliances as well as to other carriers, including CP Ships, primarily in respect of joint service, conference and rate discussion agreements. Recent legislative and case law developments in the United States, Canada, Europe and Australia have gradually eroded and narrowed such exemptions. In February 2002, the European Commission announced that it would study, and re-assess the justifications for the existing anti-trust exemptions. In April 2002, the Organization for Economic Co-operation and Development published a report suggesting that member countries should seriously consider removing anti-trust exemptions for common pricing and rate discussion. Additionally, three decisions issued by the European Court of First Instance on 28th February 2002 held that the immunities contained in the EC Reg. 4056/86 relating to certain rate fixing agreements apply only to port-to-port services, and do not permit fixing of tariffs for the inland leg of intermodal services. If any of such anti-trust exemptions were to be eliminated or significantly narrowed, it could materially adversely affect the container shipping industry and CP Ships’ business, financial condition and results of operations.

Changes in environmental and other regulations could adversely affect CP Ships

      CP Ships’ operations are subject to a wide variety of international, national and local laws and regulations and international agreements, governing maritime operations, environmental protection, the management, transportation, discharge and release of hazardous substances and human health and safety, all of which are subject to change at any time. CP Ships is required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills or other pollution incidents. Although CP Ships has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on its business, financial condition and results of operations.

      In addition, CP Ships may incur substantial additional costs in order to comply with existing and future environmental and other regulatory obligations including costs relating to air emissions, maintenance and inspection, elimination of tin-based paints, development and implementation of emergency procedures and insurance coverage or other financial assurance of its ability to address pollution incidents. Such costs could have a material adverse effect on its business, financial condition and results of operations.

Labour interruptions could disrupt business

      CP Ships’ operations are reliant upon stevedores and other outside labour employed by third parties at all ports at which its ships call. Industrial action or other labour unrest with respect to such outside labour could prevent or hinder CP Ships’ operations from being carried out normally and could have a material adverse effect on its business, financial condition and results of operations if not resolved in a timely and cost effective manner.

Risk of loss and liability may be beyond insurance coverage

      Maritime property and casualty losses may arise from a variety of causes, including adverse weather, collision, stranding, fire, mechanical failure, human error and spills or leaks resulting in pollution. Such cases may result in third party claims. In addition to such risks, the operation of ships may be affected by terrorist activity and political developments, as well as labour disputes, strikes, war and other causes. Any such event could result in direct losses and liabilities, loss of income or increased costs which could have a material adverse effect on CP Ships’ business, financial condition and results of operations.

      In the event that claims or liabilities are assessed against CP Ships, its assets could be subject to attachment, seizure or other judicial processes. Although CP Ships carries insurance policies in an aggregate amount that it considers adequate, there can be no assurance that such insurance would be sufficient to cover the cost of damages suffered from all such events or that it will be able to renew such insurance on commercially reasonable terms. As a result of the significant insurance losses incurred in the 11th September 2001 attacks and related concern regarding terrorist attacks, the world’s insurance markets increased premiums and reduced or restricted cover for terrorist losses generally. Accordingly, premiums payable by CP Ships for terrorist cover have increased substantially and the level of terrorist cover has been significantly reduced.

Increased inspection procedures and tighter import and export controls could increase costs and cause disruption of the business

      International container shipping is subject to various security and customs inspection and related procedures (“Inspection Procedures”) in countries of origin and destination as well as at transhipment points. Such Inspection Procedures can result in the seizure of containers or their contents, delays in the loading, offloading, transhipment or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers (and, in some cases, carriers such as CP Ships).

      It is estimated that currently only a small proportion of all containers delivered to the United States and Canada are physically inspected by local authorities prior to delivery at their destination. In light of the events of 11th September 2001, the U.S. and Canadian governments, international organizations and industry associations have been considering ways to improve and expand the Inspection Procedures. It is unclear what changes, if any, to the existing Inspection Procedures will be proposed or implemented, or how any such changes will affect carriers such as CP Ships. It is possible, however, that such changes could impose additional financial and legal obligations on CP Ships, including additional responsibility for physically inspecting and recording the contents of containers it is transporting. In addition, changes to the Inspection Procedures could impose additional costs and obligations on its customers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Any such changes or developments may have a material adverse effect on CP Ships’ business, financial condition and results of operations.

Risks Relating to CP Ships

CP Ships’ future success depends on its ability to achieve and manage growth

      A principal component of CP Ships’ strategy is to continue to grow by expanding its business both in the geographic areas and markets where it is currently focused and into new geographic areas and markets. It also intends to pursue selective acquisitions. CP Ships’ future growth will depend upon a number of factors, both within and outside of its control. Those factors include its ability to identify potential acquisition candidates, securing acquisitions on favourable terms, the successful integration of any acquired business and its ability to manage the expansion and obtain required financing. CP Ships may not be successful in expanding its operations or in acquiring or integrating new businesses and any expansion or acquisition may not be profitable. This could ultimately have a material adverse effect on its business, financial condition and results of operations.

      To the extent its operations continue to expand, CP Ships may need to increase the number of its employees and the scope of its operational and financial systems to handle increased complexity and expanded geographic area of its operations. There can be no assurance that CP Ships will be able to retain and attract qualified management and employees or that its current operational and financial systems and controls will be adequate as it grows. This could ultimately have a material adverse effect on its business, financial condition and results of operations.

Sources of CP Ships’ future financing are uncertain

      CP Ships operates in a capital intensive industry that requires a substantial amount of capital and other long-term expenditures, including those relating to the purchase and construction of new ships by owner-operators like itself and by lessors. CP Ships is currently mid-way through an $800 million ship replacement program to replace chartered ships with owned ships. As at 31st March 2002, $402 million had been invested and a further $391 million was committed.

      CP Ships expects to fund its commitments, other capital and operating expenses, including the ship replacement program, from a combination of cash on hand, cash generated from operations, revolving credit facilities and proceeds from the Share Offering and the separate offering of senior notes being made at the same time as the Share Offering. CP Ships expects to have sufficient cash and/or committed financing to meet its obligations as they fall due. However, no assurance can be given that it will be able to generate sufficient cash from operations or obtain the necessary financing or that such financing will be at interest rates and on other terms that are favourable to it or consistent with its expectations. If it is unable to secure the necessary financing required to complete the purchase of these ships, CP Ships may not be able to fulfil its obligations under ship purchase contracts or to meet other funding requirements and may incur penalties under those contracts, the payment of which may adversely affect its business, financial condition and results of operations.

      In order to meet its future financing requirements, CP Ships may also consider other external sources of funds, including issuing additional equity, which could dilute shareholder ownership.

Financing terms may restrict CP Ships’ strategies and activities and a rating downgrade may result in a default under financing arrangements

      CP Ships is a party to a $175 million revolving credit facility, a $350 million revolving credit facility, a $64 million container sale and leaseback transaction, a $50 million loan secured on U.S. flag ships and certain other financing transactions. The terms of these financings include covenants that require CP Ships to meet certain financial tests and that restrict, or may restrict, among other things, its ability to incur additional debt, create liens or other encumbrances, commit to additional lease obligations, acquire other businesses, sell or otherwise dispose of assets, lend surplus funds between group companies, make certain payments and investments, pay dividends and merge or consolidate with other entities in certain circumstances. The senior notes will also include a number of similar restrictions as well as other limitations described in this prospectus. These restrictions may affect CP Ships’ growth, expansion into targeted markets, pursuit of selective acquisitions and ability to plan for and react to changes in its business. Any of the foregoing could have a material adverse effect on CP Ships’ business, financial condition and results of operations.

      Under the container sale and leaseback transaction, if CP Ships’ long term corporate credit rating by Standard & Poor’s, a division of the McGraw-Hill Companies (“S&P”) were to fall below BBB-, its current rating, the lessor could declare a “material adverse change” which could lead to an event of default under the sale and leaseback transaction. CP Ships has negotiated with the lessor amendments to the sale and leaseback transaction, which are subject to approval by the lessor’s credit committee. Under the proposed amendments, the lessor would not be entitled to declare a material adverse change if CP Chips’ long term corporate credit rating by

S&P is not lower than BB+ or its long term senior implied rating from Moody’s Investors Services, Inc. (“Moody’s”) is not lower than Ba1 (whichever is higher). However, no assurance can be given that such amendments will be successfully concluded or that CP Ships’ ratings will remain at or above the applicable thresholds. Furthermore, CP Ships’ other financing transactions contain cross-default provisions that would be triggered by a default under the container sale and leaseback transaction. A default under the container sale and leaseback transaction or a cross-default under such other financing transactions could have a material adverse effect on CP Ships’ business, financial condition and results of operations.

Change of control restrictions and other agreements and provisions may limit potential bids and negatively impact shareholders

      Under the two revolving credit facilities, if CP Ships ceases to be listed on the TSX or the NYSE (or any other approved stock exchange) or any person or group acquires more than 25% of the outstanding Common Shares, this will constitute an event of default under such facilities which, unless waived by the lenders, will require the repayment of all principal and accrued and unpaid interest owing under such facilities. An event of default under the revolving credit facilities would constitute an event of default under the terms of the senior notes and CP Ships’ other financing transactions. Under the terms of the senior notes, if any person or group acquires 50% or more of the Common Shares, or if CP Ships consumates certain specific merger or consolidation transactions or sells substantially all of its assets, or the majority of the Board of Directors of CP Ships is replaced during any consecutive two-year period and, within 90 days of such event, the credit rating of the senior notes is downgraded by S&P and Moody’s, CP Ships will be required to make an offer to purchase all of the outstanding senior notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

      In connection with the Spin-off, Canadian Pacific, CP Ships and others entered into an arrangement agreement (the “Arrangement Agreement”) under which CP Ships agreed, among other things, not to take any action or enter into any transaction (which could include, among others, certain transactions involving a change of control of CP Ships) that could cause the Spin-off to be taxed in a manner inconsistent with the tax rulings obtained from the Canadian and U.S. revenue authorities in connection with the Spin-off without first obtaining (i) a supplemental tax ruling or an opinion from an accounting or law firm confirming that such transaction will not cause the Spin-off to be taxed in such different manner and (ii) on or prior to 3rd July 2004, the consent of each of the four other companies involved in the Spin-off (which consent may not be unreasonably withheld).

      CP Ships has adopted a shareholder rights plan. The rights plan is intended to provide the Board of Directors of CP Ships with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a take-over bid and to provide all shareholders with an equal opportunity to participate in the bid.

      The terms of the revolving credit facilities, the senior notes, the Arrangement Agreement and the shareholder rights plan which are, or may be, affected by a transaction involving a change of control, could delay an acquisition of control or make any such transaction more difficult or costly. Such delay may discourage potential acquirers from proposing certain transactions in which holders of Common Shares could receive a premium for their shares, or may reduce the premium that an acquirer is willing to pay. In addition, if a change of control occurs, there can be no assurance that CP Ships will have sufficient funds or will be able to obtain replacement financing on commercially reasonable terms or at all to repay its existing or future financing, or that it will be able to obtain consents to such change of control from the lenders or other holders of such financing on terms which are acceptable to it.

CP Ships’ substantial leverage may impair its ability to make capital expenditures and constrain growth and development

      Upon completion of the senior note offering, CP Ships will have incurred a substantial amount of consolidated debt. As at 31st March 2002, after giving pro forma effect to the Offerings and the application of the net proceeds as at such date, CP Ships would have been substantially leveraged, having a total consolidated debt of $359 million, including $109 million of secured debt.

      The ability to make scheduled payments under its financing transactions and any future financing transactions will depend, among other things, on CP Ships future operating performance and its ability to refinance its indebtedness, if necessary. Its substantial leverage may require a significant portion of cash flow to be allocated to service debt. This could impair its ability to make necessary capital expenditures, develop business opportunities or make acquisitions. There is no assurance that the business will generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures, in which case CP Ships may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. There is no assurance that any of these alternatives could be effected, if at all, on satisfactory terms or without breach of the terms and conditions of existing or future financing transactions.

Increases in interest rate may materially impact results

      Borrowings under the two revolving credit facilities carry interest at floating rates, which CP Ships may decide to swap into fixed rates or otherwise hedge. Unless it fully hedges its interest rate exposure, it will be exposed to interest rate risk resulting from fluctuations in the relevant reference rates. Any such increase in interest expense may have a material adverse effect on CP Ships’ business, financial condition and results of operations. Furthermore, if CP Ships decides to enter into agreements to hedge its interest rate risk, there can be no assurance that it will be able to do so on commercially reasonable terms or that these agreements, if entered into, will protect it fully against its interest rate risk.

Fluctuations in currency exchange rates could adversely affect results

      CP Ships presents its financial statements in U.S. dollars. In 2001, approximately 84% of its revenue was denominated in U.S. dollars and approximately 16% in other currencies. Approximately 60% of operating expenses in 2001 was denominated in U.S. dollars and approximately 40% in other currencies. CP Ships may continue to expand its operations internationally and its exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies may increase. Although certain agreements to hedge some of its exchange rate exposure have been entered into, there can be no assurance that CP Ships will continue to be able to enter into such agreements on commercially reasonable terms or that these agreements will protect it fully against its exchange rate risk. Accordingly, there can be no assurance that future exchange rate fluctuations between certain other currencies and the U.S. dollar will not have a material adverse effect on CP Ships’ business, financial condition and results of operations.

Failure to achieve operating efficiencies could adversely affect growth and competitiveness

      CP Ships constantly reviews the structure and organization of its operations. It has a cost savings program and has achieved operating efficiencies by combining or reorganizing the management of various group services, including container fleet, inland transport, marine operations, marine terminals, administration, information systems and insurance and risk management. CP Ships plans to achieve additional cost savings through the continued rationalization of ship schedules, ship charter renewals, organizational changes and other operational savings.

      CP Ships’ ability to achieve cost reductions depends in part on factors beyond its control, and no assurance can be given that it will be able to achieve the expected synergies and cost savings. If it fails to achieve cost savings, this could have a material adverse effect on its business, financial condition and results of operations.

CP Ships’ business is subject to global political and economic risks

      CP Ships operates in various countries around the world and is exposed to the risks of political unrest, war, acts of terrorism and other instability which can result in disruption to its business or the business of its customers, seizure of or damage to assets, and delays in loading or unloading. Any of the foregoing could have a material adverse effect on its business, financial condition and results of operations.

An increase in tax rates or change in tax residency could adversely affect CP Ships

      CP Ships is subject to a low effective rate of tax on its income as many of its operating companies reside in low tax jurisdictions or are subject to special tax regimes. In the United States, some of its activities are exempt from federal income tax under specific regulations, although proposed regulations could narrow the exemption. In the United Kingdom, CP Ships’ principal tax-paying subsidiary is taxed under a new tonnage tax regime based on the tonnage of ships in its fleet rather than income earned. There can be no assurance that the tax laws and the tax authorities’ practices will not change or that future income tax rates and payments will not increase significantly and reduce profits. Such changes or increases could materially adversely affect CP Ships’ business, financial condition and results of operations.

      CP Ships believes that it is, and intends to take all necessary steps to remain, resident solely in Canada for income tax purposes. CP Ships’ tax residency is, however, affected by a number of factors, some of which are outside its control, including the application and interpretation of relevant tax laws and treaties. If CP Ships were to cease to be tax resident in Canada, it would be liable to pay additional Canadian taxes, including, but not limited to, capital gains tax based on the difference between the fair market value and tax cost of its assets at the relevant time. If such taxes were to become payable, this would have a material adverse effect on CP Ships’ business, financial condition and results of operations. In addition, CP Ships may be obliged to make indemnification payments under the Arrangement Agreement if its ceasing to be Canadian tax resident could cause the Spin-off to be taxable. If such indemnification payments were to become due, this may have an adverse effect on CP Ships. Further, the Canadian income tax consequences to Canadian resident holders of Common Shares would be different from those applicable if CP Ships were resident in Canada.

Seasonality may impact business and financial condition

      CP Ships’ business is seasonal due to holidays (such as for consumer goods), crop cycles (for agricultural products) and other factors. Although peak shipping periods differ in some of the markets in which it operates, historically, revenue and operating income have generally been lower during its first quarter. However, some of its costs are fixed and cannot be adjusted for seasonality. There can be no assurance that future seasonality in revenue, operating income and working capital requirements will not have a material adverse affect on CP Ships’ business, financial condition and results of operations

Investors may have difficulty bringing actions or enforcing judgements for United States securities law liabilities

      CP Ships is a Canadian company and a majority of its directors and officers are resident outside of the United States. In addition, a majority of its assets are located outside the United States. As a result, it may be difficult for an investor acquiring Common Shares in reliance upon United States federal or state securities laws to effect service of process within the United States on CP Ships or its directors and officers or to enforce, both in and outside of the United States, judgements obtained in United States courts against CP Ships or its directors and officers based upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for such an investor to bring an original action outside of the United States against CP Ships or its directors or officers to enforce liabilities based upon U.S. securities laws.

CORPORATE STRUCTURE

      CP Ships has been amalgamated and is subsisting under the Business Corporations Act (New Brunswick). The registered office of CP Ships is located at Brunswick House, 44 Chipman Hill, Saint John, New Brunswick, Canada E2L 4Z6. The head office of CP Ships is located at 62-65 Trafalgar Square, London, WC2N 5DY, United Kingdom and its telephone number is +44-20-7389-1100.

      The diagram below illustrates the corporate structure of CP Ships including its principal subsidiaries, all of which are wholly owned, directly or indirectly, and their jurisdiction of incorporation. Certain subsidiaries of CP Ships which are not material to its business have not been included in this chart.

(1)	Owns and leases CP Ships’ containers.
(2)	Services are marketed under the following brands: Canada Maritime, Cast, Contship Containerlines and ANZDL.
(3)	Services are marketed under the Lykes Lines brand.
(4)	Services are marketed under the TMM Lines brand.

USE OF PROCEEDS

      The estimated net proceeds to CP Ships from the Share Offering are $95 million, after deducting fees payable to the Underwriters and the estimated expenses of the Offering, assuming an offering price of $11.76 per share, which was the closing price of the Common Shares on the NYSE on 28th May 2002, and assuming that the Underwriters do not exercise the Over-allotment Option. If the Underwriters exercise the Over-allotment Option in full, the estimated net proceeds of the Share Offering are approximately $109 million, assuming an offering price of $11.76 per share.

      The total net proceeds from the Offerings are estimated at $337 million, assuming the Over-allotment Option is not exercised. Of the total net proceeds, CP Ships expects that (i) approximately $180 million will be used to purchase two 2800 teu ships and two 2300 teu ships (the “Montrose and Montclare Ships”) which are currently chartered by CP Ships and employed in the US/Canada via Montreal-North Europe trade lane, (ii) approximately $40 million will be used to pay for the Italia Acquisition referred to in “Description of the Business — Italia Acquisition” and (iii) the remaining proceeds of approximately $117 million will be used to reduce CP Ships’ borrowings under its $175 million revolving credit facility (the “$175 Million Facility”). CP Ships expects to purchase the Montrose and Montclare Ships pursuant to an existing purchase option or, if applicable, on such other terms as it may negotiate. As the purchase price payable under the Montrose and Montclare charter arrangements is calculated in part with reference to prevailing U.S. Treasury rates, a decline in such rates after the date of this document will result in an increase in such purchase price and could increase the amount of the net proceeds which is used to purchase the Montrose and Montclare Ships. Amounts repaid on the $175 Million Facility may be reborrowed, and CP Ships expects that future borrowings under such facility will be used to pay for ships under the ship replacement program and for general corporate purposes. Such facility may also be used to finance further business acquisitions. See “Description of Indebtedness and Other Obligations — Montrose and Montclare Charter Arrangements” and “Description of the Business — Italia Acquisition” and “— Business Strategy”.

      The following table shows the estimated sources and uses of the proceeds from the Offerings:

($ millions)
Sources
Share Offering	100
Senior notes	250

Total	350

Uses
Purchase of Montrose and Montclare Ships	180
Italia Acquisition	40
Reduction of borrowings under $175 Million Facility	117
Estimated fees and expenses of the Offerings	13

Total	350

STOCK TRADING HISTORY

      The Common Shares are traded on the TSX and the NYSE under the symbol “TEU”. The following table shows the market closing price range and trading volume of Common Shares on the TSX and the NYSE for the periods indicated:

	TSX			NYSE

	Price Range (C$)			Price Range (US$)
			Volume			Volume
	High	Low	(000’s)	High	Low	(000’s)

2001
October (commencing 3rd October)	15.50	10.95	25,572	9.61	6.97	6,869
November	16.75	13.95	11,368	10.56	8.74	1,559
December	17.70	14.95	8,656	11.22	9.47	1,625
2002
January	18.00	16.50	9,693	11.30	10.27	1,108
February	17.73	16.50	5,215	11.00	10.33	676
March	19.28	18.10	6,724	12.16	11.50	897
April	19.35	15.94	11,935	12.09	10.15	904
May (through 28th May)	17.99	15.28	5,236	11.76	9.68	733

      On 28th May 2002, the closing price per Common Share was C$17.99 on the TSX and US$ 11.76 on the NYSE.

DIVIDEND POLICY

      On 16th April 2002, CP Ships’ Board of Directors declared a dividend for the first quarter of 2002 of $0.04 per Common Share ($3 million in aggregate), which was paid on 15th May 2002. On 24th January 2002, the Board of Directors declared a dividend for the fourth quarter of 2001 of $0.04 per Common Share ($3 million in aggregate), which was paid on 22nd February 2002.

      The Board of Directors presently anticipates that CP Ships will continue to pay quarterly dividends in the amount of $0.04 per Common Share out of funds or property of CP Ships properly available for that purpose. The anticipated amount of the quarterly dividend is based on the current view of the Board of Directors of anticipated net income in light of current operating conditions for CP Ships and in accordance with CP Ships’ capital expenditure and working capital needs as well as its strategic spending plans. Should this view change, the amount of the dividend could be increased, decreased or eliminated entirely.

      The Board of Directors is under no obligation to declare dividends and the declaration of dividends is wholly within its discretion. Restrictions under CP Ships’ existing or future financing agreements and the provisions of applicable law preclude, or may preclude, the payment of dividends in certain circumstances. See “Description of Indebtedness and Other Obligations”.

CONSOLIDATED CAPITALIZATION

      The following table shows the consolidated capitalization of CP Ships as at 31st March 2002 and on a pro forma basis to give effect as at 31st March 2002 to (i) the Share Offering assuming an offering price of $11.76 per Common Share which was the closing sale price of the shares on the NYSE on 28th May 2002 and assuming that the Over-allotment Option is not exercised, (ii) the separate offering of senior notes and (iii) the application of the net proceeds of the Offerings to purchase the Montrose and Montclare Ships and to reduce CP Ships’ borrowings under the $175 Million Facility. Since 31st December 2001, there has been no material change in the consolidated capitalization of CP Ships other than as described in this prospectus. The table has not been adjusted to give effect to the Italia Acquisition, which is not expected to result in a material change in the consolidated capitalization of CP Ships.

	As at 31st March 2002

	Actual	Pro forma
($ millions)

	(unaudited)
Cash and cash equivalents	92	132	(1)

Debt due within one year
Long-term debt due within one year	14	14

Debt due after one year
Revolving credit facilities(2)	160	43
Long-term loans(3)	44	44
Senior notes due 2012(4)	—	250
Capital leases(5)	8	8

Sub-total	212	345

Total debt	226	359

Shareholders’ equity
Common Shares	597	692
Retained earnings	499	493	(6)
Cumulative foreign currency transaction adjustments	(10)	(10)

Total shareholders’ equity	1,086	1,175

Total Capitalization	1,312	1,534

(1)	CP Ships expects to use approximately $40 million of the $132 million pro forma cash and cash equivalents to pay for the Italia Acquisition. In connection with such acquisition, CP Ships will assume certain indebtedness of the acquired business the amount of which is not expected to be material.
(2)	Consists of borrowings under the $175 Million Facility, which is secured on ships and guaranteed by CP Ships and certain of its direct and indirect wholly-owned subsidiaries.
(3)	Long-term loans consist of $1 million repayable up to 2008 and bearing interest at LIBOR plus 2.625% secured on an office building and $50 million repayable up to 2008 bearing interest at 6.71% secured on ships, of which $7 million is due within one year.
(4)	The senior notes will be senior unsecured obligations of CP Ships, will be guaranteed by certain indirect wholly-owned subsidiaries and will rank pari passu with all other senior unsecured indebtedness of CP Ships and such subsidiaries.
(5)	Capital leases consist of container leases of $15 million, which are repayable in monthly instalments ending between 2002 and 2005, of which $7 million is due within one year, and are secured on the leased equipment. Obligations under capital leases bear fixed interest rates, which range from 6% to 13%.
(6)	Pro Forma retained earnings are after giving effect to the write-off of $6 million deferred financing fees consequent on the purchase of the Montrose and Montclare Ships.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following tables set out selected consolidated financial and operating information for CP Ships as at the dates and for the periods indicated. The information as at 31st March 2002, and for the three months ended 31st March 2002 and 2001, and as at, and for the years ended, 31st December 2001, 2000, 1999, 1998 and 1997 has been extracted or derived from the consolidated financial statements of CP Ships or its predecessors. The consolidated financial statements of CP Ships or its predecessors as at, and for the years ended 31st December 2001, 2000, 1999, 1998 and 1997 have been audited by PricewaterhouseCoopers LLP. The consolidated financial statements as at 31st March 2002, and for the three months ended 31st March 2002 and 2001, are unaudited and, in the opinion of CP Ships, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. Results for interim periods are not necessarily indicative of results for the full year.

      The information shown below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements as at 31st March 2002, and for the three months ended 31st March 2002 and 2001, and the related notes thereto (the “Interim Financial Statements”), and as at, and for the years ended 31st December 2001, 2000 and 1999, and the related notes thereto (the “Annual Financial Statements” and, together with the Interim Financial Statements, the “Consolidated Financial Statements”) contained elsewhere in this document. The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they affect CP Ships, see Note 22 to the Annual Financial Statements.

Consolidated Statements of Income Data

($ millions, except amounts per share, presented in $)

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999	1998	1997(1)

	(unaudited)	(unaudited)
Canadian GAAP
Revenue	578	639	2,646	2,645	1,878	1,780	1,032
Expenses	(584)	(608)	(2,507)	(2,481)	(1,789)	(1,653)	(917)

Operating (loss) income before exceptional charges	(6)	31	139	164	89	127	115
Exceptional charges	—	—	(36)	—	—	—	—

Operating (loss) income	(6)	31	103	164	89	127	115
Interest (expense) income, net	(3)	—	—	1	(4)	—	3
Income tax expense	(2)	(2)	(12)	(12)	(11)	(7)	(10)
Minority interest	—	—	1	—	1	—	—
Goodwill charges	—	(4)	(16)	(18)	(15)	(11)	(8)

Net (loss) income(2)	(11)	25	76	135	60	109	100

(Loss) earnings per Common Share basic (3)	(0.14)	0.32	0.92	1.68	0.76	1.38	1.26
(Loss) earnings per Common Share diluted (3)	(0.14)	0.32	0.91	1.68	0.76	1.38	1.26
(Loss) earnings per Common Share before goodwill charges basic(4)	(0.14)	0.37	1.12	1.91	0.95	1.52	1.37
(Loss) earnings per Common Share before goodwill charges diluted(4)	(0.14)	0.37	1.11	1.91	0.95	1.52	1.36
Dividend per Common Share	0.04	—	0.04	—	—	—	—
Common Shares outstanding(5)	80.0	79.1	79.3	79.1	79.1	79.1	79.1

Consolidated Statements of Income Data (continued)
($ millions, except amounts per share, presented in $)

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
U.S. GAAP
Revenue	578	639	2,646	2,645	1,878
Expenses before Spin-off and restructuring charges	(578)	(612)	(2,514)	(2,503)	(1,798)
Spin-off and restructuring charges	—	—	(44)	—	—

Operating (loss) income	—	27	88	142	80
Interest (expense) income, net	(5)	(3)	(13)	(12)	(17)
Income tax expense	(2)	(2)	(12)	(16)	(12)
Minority interest	—	—	1	—	1

Income before cumulative effect of accounting changes	(7)	22	64	114	52
Cumulative effect of accounting changes	—	(4)	(4)	19	—

Net (loss) income(2)	(7)	18	60	133	52

(Loss) earnings per Common Share basic(3)(5):
before cumulative effect of accounting changes	(0.09)	0.28	0.77	1.42	0.66
including cumulative effect of accounting changes	(0.09)	0.23	0.72	1.66	0.66
(Loss) earnings per Common Share diluted(3)(5):
before cumulative effect of accounting changes	(0.09)	0.28	0.76	1.41	0.66
including cumulative effect of accounting changes	(0.09)	0.23	0.71	1.65	0.66
(Loss) earnings per Common Share before goodwill charges basic(4)(5)	(0.09)	0.27	0.90	1.86	0.82
(Loss) earnings per Common Share before goodwill charges diluted(4)(5)	(0.09)	0.27	0.89	1.86	0.80
Dividend per Common Share	0.04	—	0.04	—	—

Other Consolidated Data

(millions, unless otherwise stated)

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999	1998	1997(1)

	(unaudited)	(unaudited)
Other financial information
EBITDA (unaudited)(6)(7)
Canadian GAAP(6)(7)	14	47	213	224	136	163	142
U.S. GAAP(6)(7)(8)	22	45	224	245	150
Rent expense under operating leases(9)	88	125	458	449	309	297	93
Capital expenditures(10)	16	109	292	312	113	88	59
Cash inflow (outflow) from:
Operations	(4)	38	192	174	29	135	118
Financing activities	(8)	42	(49)	306	14	31	81
Investing activities	(12)	(105)	(149)	(419)	(77)	(175)	(226)
Other unaudited operational data
Volume (teu 000s)	436	437	1,842	1,833	1,373	1,160	671
Container fleet (teu 000s)(11)	348		345	327	303	232	175
Number of ships employed at the period end:(12)
Owned(13)	30		31	29	21	19	16
Chartered	48		47	65	55	53	31

Total	78		78	94	76	72	47

Consolidated Balance Sheet Data

($ millions)

	As at 31st
	March	As at 31st December

	2002	2001	2000	1999	1998	1997(1)

	(unaudited)
Canadian GAAP
Cash and cash equivalents	92	116	122	61	95	104
Accounts receivable	377	366	392	306	294	194
Capital assets	785	795	536	355	301	229
Total assets	1,836	1,851	1,748	1,218	1,143	932
Total debt(14)	226	230	32	44	51	43
Common share capital	597	597	63	63	63	63
Shareholders’ equity	1,086	1,100	1,099	649	540	348

U.S. GAAP
Cash and cash equivalents	92	116	122	61
Capital assets	944	955	704	518
Accounts receivable	375	364	392	306
Total assets	1,959	1,971	1,871	1,346
Total debt(14)	388	395	205	224
Common share capital	597	597	63	63
Shareholders’ equity	1,042	1,052	1,059	611

(1)	At 1st January 1998, CP Ships changed its reporting currency from the Canadian dollar to U.S. dollar. The income statement for the year ended 31st December 1997 has been translated into U.S. dollars at the 31st December 1997 exchange rate of $1 = C$1.43.
(2)	Net (loss) income reflects the effects of changes in accounting policies. See Note 2 to the Annual Financial Statements and Note 1 to the Interim Financial Statements as defined below.
(3)	(Loss) Earnings per Common Share is calculated after deduction of preference dividends in the years ended 31st December 2001, 2000 and 1999 of $3 million, $2 million and $0, respectively. Basic and diluted earnings per Common Share have been calculated using net income available to common shareholders divided by 79.3 million and 79.9 million shares, respectively, for the year ended 31st December 2001 and 80.0 million and 81.2 million shares, respectively, for the three months ended 31st March 2002. For periods prior to 1st October 2001 (including the three months ended 31st March 2001), basic and diluted earnings per Common Share have been restated using 79.1 million and 79.2 million shares, respectively, which is the number of Common Shares and options outstanding immediately after the Spin-off.
(4)	Effective 1st January 2002, CP Ships prospectively adopted CICA 3062, the new recommendation of the Canadian Institute of Chartered Accountants (“CICA”) for Canadian GAAP and FAS 142 for U.S. GAAP reporting purposes which suspend the amortization of goodwill. To ensure comparability of the presentation of financial results to readers, both of these standards require the presentation of earnings per common share for all periods to be adjusted for goodwill charges. Earnings per Common Share adjusted for goodwill charges is calculated by adding back the goodwill charge to net income and dividing by the weighted average shares outstanding for the respective period.
(5)	Weighted average Common Shares outstanding during the relevant period in millions as restated (see (3) above).
(6)	Earnings before interest, tax, depreciation and amortization. EBITDA is not a substitute for operating income, net income or cash flow from operating activities as determined in accordance with generally accepted accounting principles. EBITDA is presented as additional information because CP Ships believes that it is widely used in the container shipping industry as a measure to evaluate a company’s operating performance and is a useful indicator of CP Ships’ ability to meet its working capital, capital expenditures and debt service requirements. Because EBITDA is not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. CP Ships’ discretionary use of funds depicted by EBITDA may be limited by working capital, capital expenditure and debt service requirements and by restrictions related to legal requirements, commitments and uncertainties.
(7)	Canadian GAAP EBITDA for the year ended 31st December 2001 is calculated before exceptional charges of $36 million relating to the Spin-off and restructuring charges. In addition to the Spin-off and restructuring charges, U.S. GAAP EBITDA also reflects an adjustment for a non-cash charge of $8 million of stock compensation related to the Spin-off, which results in a total adjustment of $44 million. See Note 22 to the Annual Financial Statements.
(8)	The following table includes a reconciliation between EBITDA based on Canadian GAAP and U.S. GAAP, before exceptional charges for the year ended 31st December 2001 (see Note 6 above). See Note 22 to CP Ships’ Annual Financial Statements for a further description of these differences.

Consolidated Balance Sheet Data (continued)
($ millions)

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
EBITDA Canadian GAAP	14	47	213	224	136
U.S. GAAP Adjustments
Derivatives	4	2	2	(5)	6
Changes in accounting policies	—	(4)	(4)	19	(2)
Acquisition costs(a)	(1)	(4)	(5)	(17)	(13)
Pension costs	—	(1)	(3)	3	1
Ship leases(b)	5	5	21	21	21

EBITDA U.S. GAAP	22	45	224	245	150

(a)	Excluding goodwill adjustments.
(b)	Adjustments to add back charter hire costs in respect of two 2800 teu ships and two 2300 teu ships which, under U.S. GAAP, would be accounted for as owned ships.

(9)	The following table sets out rent expense under operating leases for the periods indicated:

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
Ships	52	86	308	308	221
Containers	30	34	132	124	76
Other	6	5	18	17	12

	88	125	458	449	309

(10)	Capital expenditures comprises the cash paid in the period for additions to capital assets and deposits on ships.
(11)	Container fleet employed at the period end comprising both owned and leased containers.
(12)	The number of ships employed at the period end includes sub-charters to third parties and ships being repositioned.
(13)	Owned ships includes indirectly owned ships, bareboat charters and long-term time charters containing a purchase option.
(14)	Total debt consists of borrowings under the $175 Million Facility, long-term loans and capital lease obligations. Under U.S. GAAP, total debt includes additional capital leases in respect of the Montrose and Montclare Ships.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information (the “Pro Forma Financial Information”) has been prepared to give effect to:

(a)	The issuance of Common Shares for $100 million.

(b)	The issuance of $250 million aggregate principal amount of senior notes.

(c)	The purchase of the Montrose and Montclare Ships for $180 million.

(d)	The repayment of $117 million of borrowings under CP Ships’ $175 Million Facility.

(e)	Payment of $13 million fees and expenses relating to the Offerings.

      The accompanying unaudited pro forma condensed consolidated balance sheet (the “Pro Forma Balance Sheet”) data as at 31st March 2002 has been prepared based on the Interim Financial Statements appearing elsewhere in this document as if the Offerings and use of proceeds described above had occurred as of that date. The accompanying unaudited pro forma condensed consolidated statements of income (the “Pro Forma Income Statements”) for the three months ended 31st March 2002 and for the year ended 31st December 2001 have been prepared based on the Interim Financial Statements and Annual Financial Statements appearing elsewhere in this document to give effect to the use of proceeds, as if such use had occurred on 1st January 2001.

      The Pro Forma Financial Information does not give effect to the payment of approximately $40 million cash for the Italia Acquisition. In addition, the Pro Forma Income Statements do not give effect to the write off of $6 million deferred financing fees, as these fees are non-recurring in nature.

      The Pro Forma Financial Information has been prepared using the accounting policies of CP Ships as contained in the Annual Financial Statements which are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. The effect of these pro forma adjustments on U.S. GAAP pro forma shareholders’ equity and pro forma net income (adjusted for recurring items) has been presented for each period. See Note 22 to the Annual Financial Statements for a discussion of the significant U.S. GAAP differences as they apply to CP Ships.

      The Pro Forma Financial Information is provided for illustrative purposes only and does not necessarily represent what CP Ships’ consolidated financial position or consolidated statements of income would actually have been if the transactions had in fact occurred on those dates and is not necessarily representative of the financial position or statements of income for any future periods.

      The pro forma adjustments reflected in the Pro Forma Financial Information and described in the notes thereto are based on preliminary estimates, available information, and assumptions that CP Ships deems appropriate. No account has been taken, within the Pro Forma Financial Information, of any future costs or savings that may occur or are expected to occur as a result of the Offerings and the use of proceeds.

      In the opinion of management, all adjustments necessary to fairly present the Pro Forma Financial Information have been made. The notes to the Pro Forma Financial Information contain a more detailed discussion of how the adjustments described above are presented. The Pro Forma Financial Information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Annual Financial Statements and related notes included elsewhere in this document.

Comments by the Auditors on the Unaudited Pro Forma Condensed Consolidated Financial Information

To the Shareholders of CP Ships Limited

      We have reviewed, as to compilation only, the accompanying unaudited pro forma condensed consolidated balance sheet of CP Ships Limited as at 31st March 2002 and the unaudited pro forma condensed consolidated statements of income for the three months ended 31st March 2002 and the year ended 31st December 2001. These pro forma condensed consolidated financial statements have been prepared for inclusion in the offering memorandum and prospectus dated 30th May 2002 relating to the offering of senior notes and the Share Offering, respectively. In our opinion, the unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statements of income have been properly compiled to give effect to the transactions and the assumptions described in the notes thereto.

(signed)

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada
30th May 2002

Comments by the Auditors on Canada-U.S. Reporting Difference

      The compilation report appearing above has been issued in accordance with Canadian generally accepted auditing standards. The report is included solely to comply with the requirements of the various securities laws of the provinces of Canada. Attestation standards in the United States (“U.S. standards”) do not provide for an expression of an opinion on a compilation of pro forma financial statements. A report in conformity with U.S. generally accepted attestation standards would require an examination greater in scope than that performed. Accordingly, no opinion is expressed under U.S. standards.

(signed)

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada
30th May 2002

Pro Forma Balance Sheet

      The following Pro Forma Balance Sheet gives effect to the pro forma adjustments described in the notes thereto.

	As at 31st March 2002

		Pro Forma		Pro
	Actual	Adjustments		Forma
($ millions)
	(unaudited)	(unaudited)		(unaudited)
Canadian GAAP
ASSETS
Current assets
Cash and cash equivalents	92	40	(1)	132
Accounts receivable	377			377
Prepaid expenses	46			46
Inventory	12			12

	527			567
Capital assets, net	785	180	(2)	965
Deferred charges	14	2	(3)(4)	16
Goodwill	510			510

	1,836			2,058

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	508			508
Long-term debt due within one year	14			14

	522			522
Long-term liabilities
Long-term debt due after one year	212	133	(5)	345
Future income taxes	8			8
Minority interests	8			8

	228			361
SHAREHOLDERS’ EQUITY
Common Share capital	597	95	(6)	692
Retained earnings	499	(6	)(4)	493
Cumulative foreign currency translation adjustments	(10)			(10)

	1,086			1,175

	1,836			2,058

U.S. GAAP
SHAREHOLDERS’ EQUITY	1,042	71	(7)	1,113

(1)	Cash expected to be used to pay for the Italia Acquisition. The Italia Acquisition has not been given pro forma effect. Total pro forma indebtedness of CP Ships reflects the use of $40 million of proceeds of the Offerings to pay for such acquisition and pending the payment for the Italia Acquisition, cash and cash equivalents have been increased by $40 million.
(2)	Purchase of the Montrose and Montclare Ships for approximately $180 million.
(3)	Estimated issuance costs and associated expenses of $8 million associated with the separate offering of senior notes.
(4)	Write-off of $6 million deferred financing fees consequent on with the purchase of the Montrose and Montclare Ships.
(5)	The receipt of proceeds of the separate offering of an aggregate principal amount of senior notes of $250 million and a reduction of $117 million of the amount borrowed under the $175 Million Facility.
(6)	Total proceeds of $100 million from the issuance of Common Shares, net of underwriters’ fees and estimated expenses of $5 million associated with the Share Offering.
(7)	Under U.S. GAAP the Montrose and Montclare Ships and two 2300 teu ships are currently treated as fixed assets under capital leases. Consequently the payment of $180 million to purchase the ships would be accounted for as a repayment of a capital lease obligation. The book value of the lease obligation under U.S. GAAP would be $162 million resulting in a non-recurring $18 million loss on extinguishment of debt. The U.S. GAAP pro forma adjustment to shareholders’ equity differs from Canadian GAAP by this amount.

Pro Forma Income Statements

      The following Pro Forma Income Statements give effect to the pro forma adjustments described in the notes thereto.

	Three months ended 31st March 2002

		Pro Forma
	Actual	Adjustments		Pro Forma
($ millions except per share amounts, presented in $)
	(unaudited)	(unaudited)		(unaudited)
Canadian GAAP
Revenues
Container shipping operations	578			578
Expenses
Container shipping operations	(474)	5	(1)(2)	(469)
General and administrative	(89)			(89)
Depreciation	(20)	(2	)(1)	(22)
Currency exchange loss	(1)			(1)

	(584)			(581)

Operating loss	(6)			(3)
Interest expense, net	(3)	(5	)(3)	(8)
Income tax expense	(2)	—	(4)	(2)

Net (loss)	(11)			(13)

Average number of Common Shares outstanding (millions)	80.0			88.5	(7)
(Loss) per Common Share basic(5)	(0.14)			(0.15	)(7)
(Loss) per Common Share diluted(5)	(0.14)			(0.15	)(7)
U.S. GAAP
Net loss	(7)	(3	)(6)	(10)

	Year ended 31st December 2001

		Pro Forma
	Actual	Adjustments		Pro Forma
($ millions except per share amounts, presented in $)
	(unaudited)	(unaudited)		(unaudited)
Canadian GAAP
Revenues
Container shipping operations	2,646			2,646
Expenses
Container shipping operations	(2,068)	21	(1)(2)	(2,047)
General and administrative	(363)			(363)
Depreciation	(74)	(9	)(1)	(83)
Currency exchange loss	(2)			(2)

	(2,507)			(2,495)

Operating income before exceptional charges	139			151
Spin-off related items	(17)			(17)
Unusual charges	(19)			(19)

Operating income	103			115
Interest (expense), net	0	(23	)(3)	(23)

Income before income tax	103			92
Income tax expense	(12)	—	(4)	(12)

Income before goodwill charges and minority interest	91			80
Minority interest	1			1

Income before goodwill charges	92			81
Goodwill charges, net of tax ($0)	(16)			(16)

Net income	76			65

	Year ended 31st December 2001

		Pro Forma
	Actual	Adjustments		Pro Forma
($ millions except per share amounts, presented in $)
	(unaudited)	(unaudited)		(unaudited)
Average number of Common Shares outstanding (millions)	79.3			79.3	(7)
Earnings per Common Share basic(5)	0.92			0.75	(7)
Earnings per Common Share diluted(5)	0.91			0.75	(7)
U.S. GAAP
Net income	60	(10	)(6)	50

(1)	CP Ships incurred operating lease expense in the amount of $21 million per annum for the Montrose and Montclare Ships. Subsequent to their purchase, CP Ships will no longer incur this operating lease expense, but instead will depreciate the cost of the acquired four ships to their estimated residual values over their remaining useful lives which range from 18 to 22 years. The reversal of the operating lease expense and the related increase in depreciation expense on the Montrose and Montclare Ships has been reflected in the Pro Forma Income Statements.
(2)	The Pro Forma Income Statements have not taken into account a one-time write off of deferred charges related to an arrangement fee paid by CP Ships in 2001 for the renegotiation of the Montrose and Montclare Charter Arrangements. At 31st March 2002, the unamortized balance of the deferred charges was $6 million. This fee, which will be written off through the statements of income upon purchase of the ships, has not been reflected in the Pro Forma Income Statements due to its non-recurring nature.
(3)	A summary of the interest expense adjustment is as follows:

	Pro forma Interest	Pro Forma Interest
	Three months ended	Year ended
	31st March 2002	31st December 2001

Canadian GAAP
Interest on the senior notes	6	22
Amortization of deferred financing costs	—	1
Less: interest saved on the repaid portion of the $175 Million Facility for the period that the debt was outstanding	(1)	—

Pro forma interest adjustment	5	23

(4)	No adjustment to income tax expense has been made in the unaudited pro forma condensed consolidated statements of income as the tax effect is expected to be immaterial due to CP Ships’ corporate tax structure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Taxation”.

(5)	Earnings per Common Share for the year ended 31st December 2001 is calculated after deduction of preference dividends of $3 million. Diluted earnings (loss) per Common Share have been calculated using 79.9 million shares for the year ended 31st December 2001 and 81.2 million shares for the three months ended 31st March 2002. Pro Forma basic and diluted earnings per share for the year ended 31st December 2001 have been calculated using Pro Forma net income available to the common shareholders divided by 87.8 million and 88.4 million shares, respectively, being the number of Common Shares and options outstanding at 31st December 2001 adjusted to give effect to the Share Offering. Pro Forma basic and diluted earnings per share for the three months ended 31st March 2002 have been calculated using the Pro Forma net income available to the common shareholders divided by 88.5 million and 89.7 million shares, respectively, being the number of Common Shares and options outstanding at 31st March 2002 adjusted to give effect to the Share Offering.

(6)	Under U.S. GAAP pro forma net income is reduced by $10 million for the year ended 31st December 2001 and $3 million for the three months ended 31st March 2002 representing the Canadian GAAP pro forma interest adjustment less interest saved on the Montrose and Montclare capital leases as a result of their repayment. There is no U.S. GAAP pro forma adjustment in respect of depreciation as this item forms part of the actual U.S. GAAP net income for the periods ended 31st December 2001 and 31st March 2002. Due to its non-recurring nature, the U.S. GAAP pro forma adjustment to net income for the one-time loss on extinguishment of the capital lease obligation of $18 million has not been included.

(7)	The number of pro forma Common Shares outstanding and Earnings per Common Share will be adjusted in the final prospectus once the number of Common Shares to be issued under the Share Offering is known.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following management’s discussion and analysis of CP Ships’ financial condition and results of operations for the three months ended 31st March 2002 and for the years ended 31st December 2001, 2000 and 1999 should be read in conjunction with the Consolidated Financial Statements, including the related notes thereto contained elsewhere in this document.

      The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they affect CP Ships, see Note 22 to the Annual Financial Statements. Some of the information contained in this management’s discussion and analysis, including information with respect to CP Ships’ plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties.

Overview

CP Ships

      CP Ships is one of the world’s leading container shipping companies, offering its customers door-to-door as well as port-to-port containerized services for the international transportation of a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods. CP Ships operates a fleet of 78 ships in 24 trade lanes focusing on four principal markets which it serves with six well-recognized brands: Canada Maritime, Cast, Contship Containerlines, ANZDL, Lykes Lines and TMM Lines. In 2001, CP Ships transported over 1.8 million twenty-foot equivalent units, or “teu”, on behalf of more than 30,000 customers. Teu is the standard unit of measurement used in the container shipping industry. Based on standing capacity of its fleet in teu, CP Ships ranks as the eleventh largest carrier in the world, giving it economies of scale that are only otherwise available to global carriers. In 2001, CP Ships had revenue of $2.65 billion, and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $213 million, before exceptional charges of $36 million related to the Spin-off (defined below) and the restructuring of organization and offices.

Spin-off from Canadian Pacific Limited

      On 1st October 2001, CP Ships’ former parent, Canadian Pacific Limited (“Canadian Pacific”), reorganized and divided into five separate publicly listed companies (the “Spin-off”). As a result, CP Ships became an independent publicly listed company on 3rd October 2001. In connection with the Spin-off, Canadian Pacific’s interest-free short-term loans to CP Ships were repaid in full from borrowings under a new $175 million revolving credit facility arranged by CP Ships.

      Prior to the Spin-off, CP Ships engaged in transactions with Canadian Pacific and certain of its former subsidiaries, including Canadian Pacific Railway. Pursuant to an agreement which extends through 2014, CP Ships has contracted to use Canadian Pacific Railway for all of its container rail traffic on specific routes through CP Ships’ terminals in Montreal. CP Ships believes that, although its agreement with Canadian Pacific Railway was originally entered into when Canadian Pacific Railway was a related party, the agreement was entered into on substantially the same terms and conditions as would be the case in an arm’s length transaction. Furthermore, it considers that the other transactions with, and services provided by, Canadian Pacific and its subsidiaries were either entered into on arm’s length terms or were not material to CP Ships’ results of operations.

Revenue

      CP Ships derives revenue primarily from the international transportation of containerized cargo. On door-to-door moves, revenue covers the transportation from inland point of origin to the export port, terminal charges at the port of loading, ocean transit, terminal charges at the port of discharge and delivery to inland destination, or the appropriate combination of charges for other moves, such as port-to-port, door-to-port or port-to-door, depending on the contract with the customer. Other revenue is derived from related services such as terminal operations and services ancillary to the container shipping business.

Components of Expenses

      Container shipping operations expenses include the cost of the provision and operation of ships, marine fuel, insurance, ship port calls, terminals and stevedoring, ocean and inland transportation of loaded containers, ocean and inland transportation and storage of empty containers, the provision and maintenance of the container fleet and brokerage fees paid to freight forwarders. General and administrative expenses comprise the cost of CP Ships’ administrative organization in each country in which its commercial and operations activities are provided by its own offices, together with the cost of using third party agents in other countries. CP Ships’ own offices expenses include commercial, operational and support staff costs, office rents, telecommunications and information systems costs.

      The global scale of CP Ships allows it to utilize its fleet and other assets more efficiently, realize economies of scale and manage its overhead more effectively thereby achieving cost savings attributable to ships and schedules, terminals and stevedoring, container fleet, inland transport and administration. These cost saving initiatives have contributed to an 11% reduction in cost per teu from $1,422 in 1996 to $1,271 in 2001. Cost per teu is total cost, excluding gains and losses on disposal of capital assets and currency exchange and after deducting slot charter revenue, divided by volume in teu.

EBITDA

      EBITDA is used by CP Ships as a measure of its operating performance and ability to meet working capital, capital expenditure and debt service requirements.

Strategic Transactions

      One of CP Ships’ key strategies is to pursue acquisitions that enable it to grow and achieve further economies of scale. During the period under review, CP Ships successfully completed three transactions.

      In January 1999, CP Ships formed the Americana Ships joint venture with Transportación Maritima Mexicana SA de CV (“TMMsa”). This 50/50 joint venture created what CP Ships considers was a strong regional competitor in the U.S. Gulf, Mexico, Central and South American trade lanes. Americana Ships combined CP Ships’ services and brands in this region, principally Lykes Lines, with TMM Lines, the container shipping business of TMMsa. Effective 1st January 2000, CP Ships acquired TMMsa’s remaining 50% interest in the Americana Ships joint venture.

      In August 2000, CP Ships purchased Christensen Canadian African Lines (“CCAL”), which provided services between Montreal and the U.S. East Coast and South Africa, in order to strengthen the position of Lykes Lines in the South Africa trade lane. CCAL now operates under the Lykes Lines brand.

      The Americana Ships joint venture was accounted for using proportional consolidation during 1999. Its acquisition and that of CCAL have been accounted for using the purchase method and, accordingly, the results of operations of Americana Ships and CCAL have been included in the Consolidated Financial Statements from their respective dates of purchase.

Ship Replacement Program

      CP Ships is currently mid-way through an $800 million ship replacement program, which commenced in 2000, to replace a number of its chartered ships with 23 owned ships. As at 31st March 2002, $402 million had been invested under the program and a further $391 million was committed. Twelve used ships have been delivered, 10 new ships are under construction at shipyards in Asia and CP Ships is committed to purchase one further used ship. Once the program is completed, which is expected to be in mid-2003, the number of owned ships in CP Ships’ fleet will have nearly doubled compared to mid-2000. At the end of the program, the overall number of ships in the fleet will have fallen slightly, due to restructuring and rationalization of services, mainly in

TransAtlantic and Australasian trade lanes. However, total standing capacity will have increased by approximately 7% due to larger ships replacing smaller ships.

      CP Ships believes that it can reduce its costs over the medium to long-term by owning ships rather than chartering them. In addition, the higher proportion of owned ships in its fleet will reduce CP Ships’ exposure to volatility in operating costs from the charter market and should, therefore, improve the stability of its long-term results. Furthermore, CP Ships is building ships with particular characteristics for its trade lanes, such as ice-strengthened ships for the services through the Montreal Gateway and ships with a high carrying capacity for refrigerated containers for the Australasia market, which ships may not be otherwise readily available on the charter market.

      Once the ship replacement program is completed, CP Ships’ capital expenditure on ships is expected to fall significantly.

Cyclicality

      Historically, the financial performance of the international container shipping industry has been cyclical, principally due to differences between the rate of growth of demand for container shipping services and the rate of growth in containership supply. Demand is influenced by global and regional economic conditions, currency exchange rates and other factors, which are often difficult to predict. Capacity is a function of the number of ships in the world fleet, their employment, delivery of new ships and scrapping of older ships. Changes in the levels of demand and supply can significantly affect freight rates, globally or in individual markets or trade lanes. Changes in demand and supply balance in one market can impact on, or be affected by, the demand and supply balance in other markets due to ship redeployment.

Seasonality

      CP Ships’ business is seasonal due to holidays (such as for consumer goods), crop cycles (for agricultural products) and other factors. Although peak shipping periods differ in some of the markets in which CP Ships operates, historically revenue and operating income have generally been lower during the first quarter.

Consolidated Results of Operations

($ millions except per share amounts, in $)

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
Volume (in teu 000s, unaudited)	436	437	1,842	1,833	1,373
Revenue	578	639	2,646	2,645	1,878
Expenses
Container shipping operations	474	501	2,068	2,037	1,458
General and administrative	89	93	363	381	281
Depreciation	20	16	74	60	47
Currency exchange loss (gain)	1	(2)	2	5	4
Gain on disposal of capital assets	—	—	—	(2)	(1)

Total expenses	584	608	2,507	2,481	1,789

Operating (loss) income before exceptional charges	(6)	31	139	164	89
Exceptional charges	—	—	(36)	—	—

Operating (loss) income	(6)	31	103	164	89
Net interest (expense)/income	(3)	—	—	1	(4)
Income tax expense	(2)	(2)	(12)	(12)	(11)
Minority interest	—	—	1	—	1
Goodwill charges, net of tax	—	(4)	(16)	(18)	(15)

Net (loss) income	(11)	25	76	135	60

(Loss) earnings per Common Share — basic(1)	(0.14)	0.32	0.92	1.68	0.76
EBITDA(2) (unaudited)	14	47	213 (3)	224	136

(1)	Earnings per Common Share is calculated after deduction of dividends on preference shares held by a former affiliate in the years ended 31st December 2001 and 2000 of $3 million and $2 million, respectively. Following the Spin-off, such preference shares are no longer outstanding. Basic earnings per Common Share has been calculated using net income available to common shareholders divided by 79.3 million shares for the year ended 31st December 2001 and 80 million shares for the three months ended 31st March 2002. For periods prior to 1st October 2001 (including the three months ended 31st March 2001), basic earnings per Common Share has been restated using 79.1 million shares, which was the number of Common Shares outstanding immediately after the Spin-off.
(2)	EBITDA is not a substitute for operating income, net income or cash flow from operating activities as determined in accordance with generally accepted accounting principles. EBITDA is presented as additional information because CP Ships believes that it is widely used in the container shipping industry as a measure to evaluate a company’s operating performance and is a useful indicator of CP Ships’ ability to meet its working capital, capital expenditures and debt service requirements. Because EBITDA is not calculated identically by all companies, the presentations here may not be comparable to other similarly titled measures of other companies. CP Ships’ discretionary use of funds depicted by EBITDA may be limited by working capital, capital expenditure and debt service requirements and by restrictions related to legal requirements, commitments and uncertainties.
(3)	Before exceptional charges of $36 million relating to the Spin-off and restructuring charges.

Revenue

      For the three months ended 31st March 2002, CP Ships had revenue of $578 million, down 10% from $639 million for the same period in 2001. Volume in the first quarter of 2002 at 436,000 teu was flat compared with the same period in 2001, but CP Ships’ average freight rates for the ocean and terminal element of container movements (“freight rates”) were 13% lower. Market conditions continued to deteriorate in 2002 in most trade lanes due to slower growth in demand for global container services and significant additions to industry containership capacity.

      Revenue of $2.65 billion for the year ended 31st December 2001 was flat compared with 2000. Volume of 1.84 million teu in 2001 was slightly higher than in 2000, with volume growth from new Asian services offset by reduced volume in the TransAtlantic market. Average freight rates in 2001 improved by 1% compared to 2000, but declined sequentially in the second, third and fourth quarters of 2001, reversing the trend in 2000. A slowdown in world and particularly U.S. economic growth led to slower container trade growth. Slower growth was accompanied by an increase in world containership capacity of 12% in 2001, most of it directly into Asian trade lanes but with repercussions in many other trade lanes as carriers redeployed surplus ships.

      Revenue of $2.65 billion in 2000 was up 41% from $1.88 billion in 1999. This resulted from a 34% increase in volume from 1.37 million teu in 1999 to 1.83 million teu due to the acquisition by CP Ships of the remaining 50% interest in the Americana Ships joint venture. The average freight rate in 2000 increased by 7% reflecting a more balanced global supply of containership capacity and container trade demand compared to 1999. Excluding the effects of the Americana Ships transaction, volume for 2000 was 7% higher than in 1999.

Expenses

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Container shipping operations	474	501	2,068	2,037	1,458
General and administrative	89	93	363	381	281
Depreciation	20	16	74	60	47
Other	1	(2)	2	3	3

Total Expenses	584	608	2,507	2,481	1,789

      In the three months ended 31st March 2002, total expenses declined 4% to $584 million, from $608 million in the corresponding period of 2001 partly due to cost cutting initiatives. These initiatives included the renewal, during the first quarter of 2002, of charter agreements for 13 ships at significantly lower rates, which is expected to reduce costs by nearly $25 million in 2002.

      Total expenses increased by 1% in 2001 to $2.51 billion from $2.48 billion in 2000. Container shipping operations expenses increased to $2.07 billion in 2001 from $2.04 billion in 2000 with the implementation of new services, notably in the Asia-Europe trade lanes. The costs associated with such implementation were, however, partly offset by lower marine fuel costs and initiatives under the cost reduction program. General and administrative expenses declined from $381 million to $363 million due to effective cost control measures and reduced cash bonus payments as a result of lower operating income. An increase in depreciation in 2001 from $60 million to $74 million reflected capital investment in ships under the ship replacement program. Cost per teu increased by 0.5% to $1,271 in 2001 from $1,265 in 2000, primarily due to the effects of lower TransAtlantic volume and the start-up of new services in the Asian market.

      In 2001, approximately 50% of total expenses were fixed including ship network costs, container fleet costs and general and administrative costs. However, although categorized as fixed expenses, CP Ships regularly adjusts its ship network and container fleet in response to changes in business demand. The remaining 50% were variable costs including inland transport, terminal and empty container positioning costs.

      In 2000, total expenses increased by 38.7% to $2.48 billion compared with $1.79 billion in 1999, due to CP Ships’ purchase of the remaining 50% interest in the Americana Ships joint venture, cost increases associated with volume growth in the existing businesses and a 59% increase in marine fuel prices.

Operating Income (Loss)

      For the three months ended 31st March 2002, CP Ships recorded an operating loss of $6 million compared to an operating profit of $31 million in the corresponding period in 2001. The operating loss was attributable to the deterioration in market conditions discussed above, which resulted in a change from a small profit to significant operating loss in the Asian market, a reduction in operating income in the TransAtlantic market and a change from a small profit to a small operating loss in the Australasian market.

      In 2001, operating income of $139 million before exceptional charges was down $25 million from $164 million in 2000. Stronger performance in the Latin American market and improved results in the Australasian market were offset by lower operating income in the TransAtlantic market and operating losses in the Asian market.

      In 2000, operating income improved 84% to $164 million from $89 million in 1999. The increase was due to the acquisition of the remaining 50% interest in the Americana Ships joint venture together with general improvements in market conditions in the TransAtlantic, Asian and Latin American markets, offset by lower operating income in the Australasian market.

EBITDA

      EBITDA for the three months ended 31st March 2002 was $14 million, down 70% from $47 million in the first quarter of 2001. EBITDA in 2001 was $213 million before exceptional charges of $36 million, down $11 million from $224 million in 2000. EBITDA increased by 64% in 2000 from $136 million in 1999.

Net Interest

      For the three months ended 31st March 2002, net interest expense was $3 million. For the corresponding period in 2001 there was no net interest expense. The expense in the first quarter of 2002 was due to the refinancing of interest free borrowings from Canadian Pacific, CP Ships’ former parent, with bank debt under CP Ships’ $175 million revolving credit facility (the “$175 Million Facility”) at market rates following the Spin-off.

      For the year ended 31st December 2001, there was no net interest expense or income as interest expense primarily incurred under the $175 Million Facility was fully offset by interest income earned on cash balances. In 2000, CP Ships had net interest income of $1 million compared with a net interest expense of $4 million in 1999. The expense in 1999 was due mainly to capital leases.

Income Tax

      Income tax expense of $2 million in the first quarter of 2002 was unchanged compared to the same period in 2001 despite the operating loss. This is attributable to the fact that the tax charge is more fixed and less dependent on profit levels since 1st January 2001 due mostly to the application of the UK tonnage tax regime within CP Ships. See “— Taxation — UK Tonnage Tax”. Income tax expense in 2001 at $12 million was the same as in 2000. Due to the fall in income before tax to $103 million in 2001 from $165 million in 2000, CP Ships’ effective tax rate was 11.7% in 2001 compared to 7.3% in 2000. Despite significantly higher income before tax in 2000 compared to 1999, income tax expense increased by only $1 million due partly to utilization of tax losses and other allowances in 2000. Therefore, the effective income tax rate declined from 12.9% to 7.3%.

Goodwill Charges

      Following changes in Canadian GAAP with effect from 1st January 2002, goodwill is no longer amortized but is instead subject to annual impairment tests. This change benefited net income by $4 million in the three months ended 31st March 2002 compared to the same period in 2001. See “— New Canadian Accounting Pronouncements”.

      Amortization of goodwill was $16 million for 2001, down $2 million compared to the previous year due to a portion of goodwill being fully written down in 2000. In 2000, amortization of goodwill was $18 million, an increase of $3 million compared to 1999 due to the additional goodwill that resulted from the acquisition in 2000 of TMMsa’s remaining 50% interest in the Americana Ships joint venture.

Exceptional Charges

      Exceptional charges in 2001 were $36 million. Of this amount, $17 million related to the Spin-off, including $7 million for professional fees and other expenses and $10 million for the conversion of CP Ships’ cash-based long-term incentive plan into restricted stock awards. The remaining $19 million related to the restructuring of organization and offices, mostly in North America and Europe, in order to improve efficiency, reduce costs and strengthen competitive positioning.

Net Income (Loss)

      CP Ships reported a net loss of $11 million for the first quarter of 2002 compared to net income of $25 million for the same period in 2001. Net income for the year ended 31st December 2001 was $76 million ($112 million excluding exceptional charges), compared to $135 million in 2000 and $60 million in 1999.

      For the first quarter of 2002, the basic loss per Common Share was $0.14 compared with basic earnings per Common Share of $0.32 in the same period in 2001. Basic earnings per Common Share in 2001 was $0.92 ($1.37 excluding exceptional charges), compared to $1.68 in 2000 and $0.76 in 1999.

Dividends

      On 16th April 2002, the Board of Directors of CP Ships declared a dividend for the first quarter of 2002 of $0.04 per Common Share, which was paid on 15th May 2002.

      On 24th January 2002, the Board of Directors declared a dividend for the fourth quarter of 2001 of $0.04 per Common Share, which was paid on 22nd February 2002.

      Dividends of $3 million in 2001 and $2 million in 2000 were paid on preference shares outstanding from mid-2000 to mid-2001 held by a former affiliate. Following the Spin-off, such preference shares are no longer outstanding.

Results of Operations by Market

TransAtlantic Market

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Volume (in teu 000s, unaudited)	222	237	942	1,033	732

Revenue	288	335	1,323	1,406	977
Expenses	280	317	1,244	1,317	936

Operating income	8	18	79	89	41

      Operating income decreased by $10 million to $8 million for the three months ended 31st March 2002 compared with the same period in 2001. Average freight rates were 14% lower and volume was down 6%. Slow economic growth in Europe, continued strength of the U.S. dollar, and increased competition led to lower volume and freight rates in the weaker export legs from North America. Overall, the effect of reduced volume and average freight rates were partly offset by lower ship network and other operating costs.

      In 2001, operating income of $79 million declined by $10 million compared to 2000. Average freight rates were 3% higher than in 2000 but volume was 9% lower due to a decline in total trade volume in the TransAtlantic market as a result of weak economic conditions and increased competition in the Mediterranean trade lanes. In 2001, four chartered ships were replaced with owned ships in the Gulf-North Europe trade lane thereby reducing ship network costs. Services in the US/Canada via Montreal-Mediterranean trade lane were also restructured with improved service.

      In 2000, operating income increased by 117% to $89 million compared to $41 million in 1999. Total volume in 2000 increased by 41% compared to 1999, reflecting the full ownership of Americana Ships which accounted for an increase in volume of 35%. The underlying increase in volume from trade growth and expanded operations was 6%. Average freight rates rose by 8% compared to 1999 due to strong European exports driven by the improving U.S. economy, growth in Mexico and a weak euro throughout 2000.

Australasian Market

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Volume (in teu 000s, unaudited)	77	80	348	356	340

Revenue	120	131	549	574	547
Expenses	123	128	520	551	511

Operating (loss) income	(3)	3	29	23	36

      CP Ships incurred an operating loss of $3 million in the first quarter of 2002 compared to a $3 million profit in the corresponding period in 2001. The loss is mainly attributable to a 10% decrease in average freight rates due to increased competition from indirect services via Asian ports and in the US West Coast-Australasia trade lane. Volume was 4% lower than in the first quarter of 2001.

      Operating income of $29 million for the year ended 31st December 2001 improved by $6 million compared to 2000. Lower operating costs in 2001 offset weaker volume, which was down 3% due to continuing decreases in imports into Australasia. Average freight rates for 2001 were stable compared to 2000. In March 2001, CP Ships formed a joint service in the US West Coast-Australasia trade lane with three other carriers. The new arrangement reduced ship operating costs and improved port coverage, port call frequency and transit times.

      In 2000, operating income was $23 million, a decrease of $13 million compared to 1999. A steady fall in southbound freight rates due to excess trade lane capacity, Australasian currency weakness reducing average revenue northbound and increased ship charter costs led to a significant deterioration in operating results in the US West Coast-Australasia trade lane.

Latin American Market

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Volume (in teu 000s, unaudited)	33	41	162	177	117

Revenue	50	60	244	242	137
Expenses	44	56	216	224	141

Operating income (loss)	6	4	28	18	(4)

      Operating income of $6 million in the first quarter of 2002 was $2 million higher than in the corresponding period in 2001. Significantly lower ship network costs due to the replacement of chartered ships with owned ships and charter renewals at lower rates, and other operating efficiencies, offset a 13% reduction in average freight rates compared to the first quarter 2001. Volume in the Latin American market during the first quarter of 2002 declined by 18% compared to the first quarter of 2001, or by 5% after an adjustment for the reclassification of the West Coast North America-West Coast South America service which was integrated in 2001 with the Asia-Americas services and, therefore, is now included in the Asian market. Increased carryings in two smaller services, one of which started in 2001, offset a decline in import volume to Argentina.

      In 2001, operating income increased by 56% to $28 million from $18 million in 2000 due mainly to a 6% increase in average freight rates. Total volume decreased by 8%, but after the adjustment increased by 4% due to strong exports from Brazil and the introduction of a new service between the Mediterranean and East Coast South America. In the second quarter of 2001, three chartered ships were added in order to expand the Gulf-Caribbean service. Operating costs in 2001 were reduced by replacing chartered ships with three owned 2100 teu ships in the Gulf-East Coast South America trade lane, and by renewing charters at lower rates.

      For the year ended 31st December 2000, operating income improved to $18 million compared to an operating loss of $4 million in 1999 due to stability in the South American economies and rationalization of capacity in many trade lanes, which led to 18% higher average freight rates. Volume in 2000 increased by 51% compared with 1999, reflecting the acquisition of the remaining 50% interest in the Americana Ships joint venture.

Asian Market

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Volume (in teu 000s, unaudited)	95	62	331	216	110

Revenue	103	88	435	337	154
Expenses	122	87	448	317	149

Operating (loss) income	(19)	1	(13)	20	5

      In the first quarter of 2002, continuing losses in the Asia-Europe and Europe-India trades due to competitive pressure from excess trade lane capacity led to an operating loss of $19 million compared to a profit of $1 million in the same period in 2001. In the Asia-Europe service, the temporary removal of capacity by some carriers, the strengthening of volume later in the quarter, as well as trade initiatives to increase freight rates, slowed the rate of decline of freight rate, although market conditions remained difficult. In the Europe-India service, freight rates continued to fall during the quarter.

      An operating loss of $13 million in 2001 compared to a $20 million operating income in 2000. Volume increased by more than 50% with a consequent increase in operating costs as the scope of the Asian businesses was expanded significantly. More adverse market conditions due to excess capacity affected to varying degrees all three trades: India, Asia-Americas and, particularly, the start-up Asia-Europe trade. In March 2001, CP Ships entered the Asia-Europe trade by way of slot charters on three related services. During the first six months of 2001, four owned 3300 teu ships were introduced into a restructured Asia-Americas trade lane. In September 2001, a new service was started as a slot charter between Asia, South Africa and East Coast South America. During the fourth quarter of 2001, a chartered ship was withdrawn from one of the Asia-Americas services in response to lower demand.

      Operating income for 2000 was $20 million, an increase of $15 million compared to 1999. This increase was principally due to increased freight rates together with a near doubling in volume following the acquisition of the remaining 50% interest in the Americana Ships joint venture, expansion of the Asia-West Coast Americas trade lanes and the start-up of new services from US East Coast-India and South East Asia-India/ Arabian Gulf trade lanes. Volume growth in the existing businesses was 5% for the same period. The increase in expenses to $317 million in 2000 from $149 million in 1999 was due to the increased scope and scale of the business.

Other Markets and Activities

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Volume (in teu 000s, unaudited)	9	17	59	51	74

Revenue	17	25	95	86	63
Expenses	15	20	79	72	52

Operating income	2	5	16	14	11

      For the three months ended 31st March 2002, operating income was down $3 million to $2 million compared to the corresponding period in 2001. The decrease was due to lower income from chartering out fewer surplus ships and lower volume in the Africa service.

      Operating income increased by $2 million to $16 million in 2001 from $14 million in 2000. A 16% increase in volume contributed to improved results in the North America-South Africa trade lane, and results for break-bulk services improved due to lower costs. Income from CP Ships’ Montreal Gateway terminals declined due to lower TransAtlantic volume. In 2001, increased income was earned from chartering out ships that were temporarily surplus.

      Operating income in 2000 increased by $3 million from $11 million in 1999. Volume fell 32% compared to 1999 due to the sale early in 2000 of Compania Trasatlantica Espanola SA, which was part of the Americana Ships joint venture. This reduction was partly offset by increases in break-bulk and African volumes.

Outlook

      The container shipping industry’s immediate outlook remains difficult. Somewhat stronger economic growth is improving demand, and capacity rationalization initiatives in a number of trade lanes have improved supply/demand balance. However, the general burden of excess industry capacity from delivery of new ships is expected to continue through this year and probably into next year.

      CP Ships reported an operating loss in the first quarter of this year. Results in March and into the second quarter, based on firmer volumes, have improved. This year’s already announced target to cut annualized costs is expected to be met or exceeded. So, for the year overall, CP Ships continues to expect to be profitable.

Liquidity and Capital Resources

Overview

      Historically, CP Ships’ principal sources of liquidity have been cash on hand, operating cash flow, secured loans and other borrowings, proceeds from sale and leaseback transactions, structured financing transactions and, prior to the Spin-off, interest-free loans and capital contributions from Canadian Pacific. In connection with the Spin-off, CP Ships repaid all shareholder loans and returned capital to Canadian Pacific by borrowing $144 million under the $175 Million Facility.

      Following the Spin-off, all of CP Ships’ other financing arrangements remained in place, although some of the terms were amended. As at 31st March 2002, CP Ships’ facilities and borrowings comprised (i) the $175 Million Facility of which $160 million was borrowed; (ii) a $350 million secured revolving credit facility (the “$350 Million Facility” and together with the $175 Million Facility, the “Revolving Credit Facilities”), none of which was available to be borrowed; (iii) a $50 million loan (the “Pacific Class Vessel Loan”) secured on four U.S. flag Pacific Class ships owned indirectly through separate U.S. trusts (the “PCV Trusts”); and (iv) a $1 million mortgage loan. CP Ships realized proceeds of $64 million from the sale and leaseback of containers (the “Container Sale and Leaseback”) in November 2000. CP Ships also arranged, in 1995 and 1998, two structured financing transactions (the “Montrose and Montclare Charter Arrangements”) in an aggregate principal amount of approximately $200 million under which it has entered into long-term bareboat charters of the four ships (the “Montrose and Montclare Ships”) and made certain other commitments in connection with their financing.

Cash Flow

      At 31st March 2002, CP Ships had cash and cash equivalents of $92 million ($116 million as at 31st December 2001). CP Ships had cash outflow from operations of $4 million in the first quarter of 2002 compared to a cash inflow from operations of $38 million for the same period in 2001 due mainly to a change from profit to loss for the period. Cash from operations in 2001 was $192 million, up $18 million compared to 2000 mainly due to improved non-cash working capital movements. Cash from operations in 2000 increased by $145 million over the previous year due to higher profits and a significant improvement in non-cash working capital movements.

      The following is a summary of cash flow for the periods indicated:

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Cash flow from operations	(4)	38	192	174	29
Loans from former affiliates (net)	—	45	(50)	1	5
Contributed surplus and return of share capital(1)	—	—	(12)	203	52
(Repayment) increase of debt (net)	(4)	(3)	146	(12)	(12)
Additions to capital assets	(16)	(109)	(292)	(307)	(113)
Proceeds from disposal of capital assets(2)	4	4	15	70	5
Acquisitions of businesses(3)	—	—	—	(61)	—
Other(4)	(4)	—	(5)	(7)	—

(Decrease) increase in cash and cash equivalents(5)	(24)	(25)	(6)	61	(34)

(1)	Equity contributions from, and returns of share capital to, former affiliated companies.
(2)	Includes the Container Sale and Leaseback of containers for $64 million in November 2000.
(3)	Comprises the acquisition of the remaining 50% interest in the Americana Ships joint venture with effect from 1st January 2000 and the acquisition of CCAL in August 2000.
(4)	Includes dividends on common and preference shares, deferred charges, finance costs and proceeds from the disposal of investments.
(5)	Includes cash and temporary investments having a maximum maturity of three months.

     At 31st March 2002, CP Ships’ long-term debt was $226 million, compared with $230 million at 31st December 2001 and $32 million at 31st December 2000. The increase in long-term debt in 2001 was principally due to borrowings under the $175 Million Facility which were incurred to repay short-term debt to Canadian Pacific and pay costs associated with the Spin-off, and the assumption by CP Ships of the Pacific Class Vessel Loan upon the purchase of the PCV Trusts in September 2001. Total debt net of cash as at 31st March 2002 was $134 million and at 31st December 2001 was $114 million. There was no net debt at 31st December 2000. As at 31st March 2002, $160 million had been borrowed under the $175 Million Facility and a further $15 million was available to be borrowed.

Sources of Liquidity

      Revolving Credit Facilities. The $175 Million Facility has a four-year term expiring in August 2005 and the amount available to be borrowed will be permanently reduced to $125 million in August 2004. Borrowings under the $175 Million Facility are made by subsidiaries of CP Ships, are currently secured by 11 ships and are guaranteed by CP Ships and certain of its subsidiaries. Under the $175 Million Facility, CP Ships must pay interest on amounts borrowed at a rate equal to LIBOR plus the applicable margin, in addition to a quarterly commitment fee on the unused portion equal to 50% of the margin. So long as the facility’s rating by Standard & Poor’s, a division of the McGraw-Hill Companies (“S&P”) remains at BBB-, the applicable margin is 1.05%. The margin and the commitment fee will be increased if the facility’s rating is downgraded or withdrawn and decreased if it is upgraded. Under the $175 Million Facility, CP Ships has an ongoing obligation to maintain free liquid assets (defined as credit balances on current or deposit accounts, short-term certificates of deposit and amounts of any unutilized, committed credit facilities up to $50 million) of at least $75 million.

      The $350 Million Facility has a five-year term expiring in December 2006 and the amount available to be borrowed will be permanently reduced to $262.5 million in December 2005. Subject to satisfaction of all conditions precedent, borrowings under the $350 Million Facility may be made by subsidiaries of CP Ships, will be initially secured by two used ships and CP Ships’ rights under ship building contracts for 10 ships currently under construction, and will be guaranteed by CP Ships. CP Ships is currently in the process of satisfying conditions precedent relating to the provision of security over these construction contracts. Under the $350 Million Facility, CP Ships must pay interest on amounts outstanding equal to LIBOR plus the applicable margin, in addition to a quarterly commitment fee on the unused portion equal to 40% of the margin. The applicable margin is based on CP Ships’ lowest corporate credit rating as determined by S&P’s or Moody’s Investors Service, Inc. (“Moody’s”). Currently, such rating is Ba2 (as rated by Moody’s) and the applicable margin is 2.25%. The margin will be decreased if CP Ships’ lowest corporate credit rating increases above Ba2 (or the equivalent S&P rating).

      The amount that CP Ships is permitted to borrow under the Revolving Credit Facilities is affected by a number of factors, including: (i) the credit rating of the $175 Million Facility; (ii) the corporate credit rating of CP Ships, (iii) the appraised value of owned ships upon which such facilities are secured; (iv) the payment of purchase price instalments under ship building contracts; (v) the timing of completion and delivery of ships under construction and their appraised value at delivery; (vi) CP Ships’ ability to meet certain financial and other covenants under the facilities and (vii) its ability to meet certain of its obligations under other borrowings.

      Under the $175 Million Facility, CP Ships may borrow an amount up to 80% of the appraised value of the ships on which the facility is secured. If S&P’s rating for this facility falls below BBB- or such rating is withdrawn, the value of the secured ships must be reappraised within 30 days and thereafter annually for so long as such rating is below BBB-. During any such rating downgrade or withdrawal, borrowings under the $175 Million Facility may not exceed 70% of the reappraised value of the secured ships, and to the extent that borrowings under the facility exceed the 70% threshold, CP Ships may be required to reduce the borrowings within 15 days of notification. As at 31st March 2002, the applicable appraised value of the secured ships was $222 million and, accordingly, borrowings up to the full amount of this facility were permitted.

      Under the $350 Million Facility, CP Ships may borrow an amount up to the aggregate of: (i) 70% (or 80% if its lowest corporate credit rating is upgraded to BBB-/Baa3 or higher) of the appraised value of the owned secured ships and (ii) 60% of the amount of all purchase price instalments paid under the ship building contracts. The value of all owned secured ships (including ships currently under construction, once delivered) is subject to an annual reappraisal. The owned secured ships must also be reappraised within 30 days following any downgrading of the lowest of CP Ships’ corporate credit ratings by either S&P or Moody’s or the withdrawal of such ratings. Based on the appraised value of the two owned secured ships and the total instalment payments made by CP Ships, and subject to satisfaction of all conditions precedent, CP Ships would be able to borrow approximately $90 million under the $350 Million Facility.

      Under the terms of the Revolving Credit Facilities, CP Ships is subject to financial and other covenants. If (i) it fails to comply with such covenants, or (ii) a change of control (as defined under the Revolving Credit Facilities) occurs, or (iii) it defaults under the terms of certain indebtedness and lease obligations, this will constitute an event of default under the Revolving Credit Facilities which, unless waived by the lenders, will result in amounts owing thereunder becoming immediately due and payable.

      Container Sale and Leaseback. On 7th November 2000, a subsidiary of CP Ships entered into the Container Sale and Leaseback transaction whereby it agreed to sell containers with a total capacity of approximately 44,350 teu (the “Leased Containers”) to a leasing counterparty (the “Lessor”) for $64 million, and agreed to lease such containers from the Lessor for a minimum of five years (and up to nine years at the option of CP Ships) under a container lease contract (the “Container Lease”). The obligations of the subsidiary in connection with this transaction are fully guaranteed by CP Ships (the “Container Guarantee”). Under the Container Lease, CP Ships is required to make fixed quarterly rental payments to the Lessor based on the amortization of the purchase price plus a return to the Lessor of 8.05%. The total rent paid by CP Ships under the Container Lease in the year ended 31st December 2001 was $10 million.

      Under the Container Sale and Leaseback, CP Ships is subject to the same financial covenants as are contained in the $350 Million Facility, as well as certain other covenants. If CP Ships fails to comply with such covenants or an event of default occurs under the terms of certain indebtedness or other material contracts, this will constitute an event of default under the Container Sale and Leaseback. In addition, the Lessor has the right at any time to declare a “material adverse change” where (i) CP Ships’ long term corporate credit rating by S&P is lower than BBB-, its current rating, and CP Ships’ long-term senior implied rating by Moody’s is lower than Baa3 (it is currently Ba2) or (ii) CP Ships has no such ratings from either S&P or Moody’s. If the Lessor declares a “material adverse change” and amendments to the Container Lease and the Container Guarantee are not agreed to by CP Ships and the Lessor within 30 days of such declaration, the Lessor has the right to declare an event of default under the Container Sale and Leaseback.

      Upon the occurrence of an event of default, the Lessor may, at its option (i) require CP Ships to repurchase the Leased Containers at a purchase price based on their fair market value plus certain “breakage costs” incurred by the Lessor or (ii) retain ownership of the Leased Containers and demand payment of a fixed termination price which, as at 31st March 2002, was approximately $57 million. If the Lessor declares an event of default under the Container Sale and Leaseback, this will also constitute an event of default under CP Ships’ other financing transactions which, unless waived, will result in all amounts owing thereunder becoming immediately due and payable.

      CP Ships has negotiated with the Lessor certain amendments to the financial and other terms of the Container Lease and the Container Guarantee, which are subject to approval by the Lessor’s credit committee. Under the amendments, (i) the Lessor will not be entitled to declare a material adverse change if CP Ships’ long term corporate credit rating by S&P is not lower than BB+ or CP Ships’ long term senior implied rating by Moody’s is not lower than Ba1 (whichever rating is higher), (ii) the rate of return to the Lessor will increase to 8.9% for so long as the lower of such ratings is BB or lower (in the case of S&P) or Ba2 or lower (in the case of Moody’s), will decrease to 8.4% if and for so long as the lower of such ratings is BB+ (in the case of S&P) or Ba1 (in the case of Moody’s) and will decrease to 8.05% if and for so long as the lower of such ratings is BBB- (in the case of S&P) or Baa3 (in the case of Moody’s), and (iii) CP Ships will have certain rights to purchase the Containers at a specified price in order to avoid the occurrence of an event of default under the Container Lease or the Container Guarantee. However, no assurance can be given that such amendments will be successfully concluded or that CP Ships’ ratings will remain at or above the applicable thresholds.

      Pacific Class Vessel and Other Loans. CP Ships owns, indirectly through the PCV Trusts, four U.S. flag Pacific Class ships. The PCV Trusts have entered into agreements dated 22nd July 1998 with a financial institution to borrow a total of $70.5 million. The obligations of the PCV Trusts under the Pacific Class Vessel Loan are secured on the four ships and are guaranteed by CP Ships and one of its subsidiaries. The Pacific Class Vessel Loan is repayable in monthly instalments with the final instalment being due in June 2008, and interest is payable on the declining principal amount outstanding at the rate of 6.71% per annum. As at 31st March 2002, the amount outstanding under the Pacific Class Vessel Loan was $50 million. Under the terms of the Pacific Class Vessel Loan, CP Ships is subject to financial and other covenants. If CP Ships fails to comply with such covenants this will constitute an event of default which, unless waived by the lender, will result in amounts owing thereunder becoming due and payable.

      CP Ships has also borrowed $1 million which is repayable up to 2008 and is secured on an office building.

      Senior Notes. CP Ships is offering $250 million principal amount of senior notes pursuant to an offering memorandum. The senior notes will bear interest at the rate of approximately  ● % per annum and will mature on        ●       2012. The senior notes will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

      Upon the occurrence of a change of control (as defined in the senior notes), CP Ships will be required to make an offer to purchase all of the outstanding senior notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

      Use of Proceeds from the Offerings and Liquidity. The total net proceeds from the offerings of Common Share and senior notes (the “Offerings”) are estimated at $337 million, assuming an over-allotment option with respect to the Common Share offering is not exercised. Of the net proceeds, CP Ships intends to use (i) approximately $180 million to purchase the Montrose and Montclare Ships, (ii) approximately $40 million to pay for the Italia Acquisition and (iii) approximately $117 million to reduce its borrowings under the $175 Million Facility. Amounts repaid under the $175 Million Facility may be re-borrowed, subject to compliance with the terms of such facility. As at 31st March 2002, and after adjusting for application of the net proceeds of the Offerings, borrowings under this facility would have been approximately $42 million with a further $133 million available to be borrowed.

      The terms of the Revolving Credit Facilities contain, and the terms of the senior notes will contain certain restrictions on the ability of CP Ships and its subsidiaries to: (i) incur indebtedness and issue preferred shares; (ii) sell capital stock of their subsidiaries and certain assets; (iii) convey, sell or lease all or substantially all of their assets; or (iv) create liens or encumbrances over their assets, unless certain financial and other tests are met. A failure to comply with such restrictions will constitute an event of default under such facilities and the senior notes which, unless waived by the lenders or the noteholders, will result in all amounts owing thereunder becoming due and payable. CP Ships does not expect that these restrictions will impose any material limitations on its ability to fund its ongoing operations.

Cash Commitments

      The following table shows the total cash commitments of CP Ships as at 31st December 2001 falling due in the years indicated, without giving effect to the Offerings:

	Year ended 31st December
						After
	2002	2003	2004	2005	2006	2006	Total
(unaudited $ millions)
Long-term debt	7	7	42	133	8	15	212
Capital lease obligations	8	4	4	2	—	—	18
Montrose and Montclare Ship charters	21	21	21	21	21	139	244
Other operating leases	182	72	41	25	11	10	341
Unconditional purchase obligations	225	170	—	—	—	—	395

Total cash commitments	443	274	108	181	40	164	1,210

     The following table shows the total cash commitments of CP Ships as at 31st December 2001 falling due in the years indicated, after giving effect to the Offerings and the application of the net proceeds to purchase the Montrose and Monclare Ships and reduce borrowings under the $175 Million Facility:

	Year ended 31st December
						After
	2002	2003	2004	2005	2006	2006	Total
(Pro forma, unaudited $ millions)
Long-term debt	7	7	7	8	8	15	52
Capital lease obligations	8	4	4	2	—	—	18
Montrose and Montclare Ship charters	—	—	—	—	—	—	—
Other operating leases	182	72	41	25	11	10	341
Unconditional purchase obligations	225	170	—	—	—	—	395
Senior notes due 2012	—	—	—	—	—	250	250

Total cash commitments	422	253	52	35	19	275	1,056

      Owned ships with a net book value at 31st March 2002 of $369 million are encumbered. Unencumbered assets as at 31st March 2002 include accounts receivables ($377 million), cash ($92 million), inventory ($12 million) and other capital assets including ships ($400 million).

      CP Ships expects to have sufficient cash flow from operations, cash on hand and committed financing to meet its obligations as they fall due.

Capital Expenditures

      CP Ships has made significant investments in new and used ships, containers and other capital equipment including information systems, motor vehicles and terminal handling equipment. The following is a summary of capital expenditure for the periods indicated:

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Ships(1)	2	89	185	227	13
Containers	—	—	—	34	38
Other(2)	14	20	107	51	62

	16	109	292	312	113

(1)	Includes stage payments for ships under construction.
(2)	Includes computer equipment, terminal equipment, fixtures and fittings, leasehold improvement and vehicles.

     As at 31st March 2002, under the ship replacement program, 12 used ships had been purchased for $309 million. CP Ships has also agreed to purchase 10 new ships pursuant to non-cancellable ship building contracts at a total cost of $453 million, of which $93 million had been paid as at 31st March 2002, for expected delivery between June 2002 and July 2003. In total, $402 million had been invested by CP Ships under the ship replacement program by 31st March 2002 and a further $391 million was committed. The following is a summary of amounts invested and committed under the ship replacement program:

	Invested (unaudited)				Committed (unaudited)

	2000	2001	2002(1)	Total	2002(2)	2003	Total	Total
($ millions)
Used ships	161	148	—	309	—	31	31	340
New ships	66	25	2	93	221	139	360	453

	227	173	2	402	221	170	391	793

(1)	Up to 31st March.
(2)	As from 1st April.

     CP Ships expects to finance its commitments under the ship replacement program from a combination of cash generated from operations, borrowings under the Revolving Credit Facilities and proceeds of the Offerings.

      Once the ship replacement program is completed, CP Ships expects that its capital expenditure on ships will decline significantly. The average age of its owned fleet was 14.6 years on 31st March 2002 and is expected to be 6.7 years upon completion of the ship replacement program. See “Description of the Business — Ship Replacement Program”.

      Between 1993 and 2001, CP Ships invested $145 million in new containers, some of which were sold by CP Ships for $64 million in connection with the Container Sale and Leaseback. CP Ships does not currently have any commitments to purchase containers.

      As at 31st March 2002, CP Ships had no other significant capital commitments.

Operating Leases

      As at 31st March 2002, CP Ships had 48 ships under charter and containers with a total capacity of approximately 250,000 teu under lease, classified as operating leases in the Consolidated Financial Statements. The total cost of operating leases for the three months ended 31st March 2002 was $88 million ($125 million for the corresponding period in 2001). In 2001, the total cost of operating leases was $458 million ($449 million in 2000, $309 million in 1999), of which $308 million was attributable to ship charters ($308 million in 2000, $221 million in 1999), $10 million was attributable to the Container Sale and Leaseback ($2 million in 2000) and $140 million was attributable to other leases ($139 million in 2000, $88 million in 1999). A majority of the operating leases relating to ships are time charters rather than bareboat charters, the cost of which includes costs relating to ship operations such as the provision of crew and certain repair and maintenance.

      As part of the ship replacement program, CP Ships has agreed to time charter six new ships for a minimum period of eight years. The ships are expected to be delivered between mid-December 2002 and mid-May 2003 and will have a combined annual rental of $41 million.

      CP Ships expects to meet its future commitments under its operating leases from cash generated from operations, borrowings under the Revolving Credit Facilities and proceeds of the Offerings.

Taxation

      CP Ships is subject to taxation in the countries in which it and its constituent companies operate. CP Ships’ corporate structure is such that much of the income it generates from container shipping is subject to tax at relatively low tax rates.

Bermuda

      Lykes Lines Limited, LLC (“Lykes LLC”) and TMM Lines Limited, LLC (“TMM LLC”) are Delaware limited liability companies and are subject to the taxation regimes of their sole member, which is a Bermuda company. Lykes LLC and TMM LLC are, therefore, effectively exempt from income taxation as their sole member has received exemption from income taxation in Bermuda until 28th March 2016. They are however taxed on their activities in certain countries other than Bermuda, including in the U.S., with respect to their operations in those countries.

United States

      CP Ships (UK) Limited (“CP Ships (UK)”), CP Ships’ principal UK operating subsidiary, and its subsidiaries (which are also organized in the United Kingdom) have activities in the United States. Under Section 894 of the Code, and the United Kingdom-United States Income Tax Treaty (as currently in effect, and also under an income tax treaty between these two countries that has been signed but has not yet taken effect), income generated by a company that is resident in the United Kingdom from international shipping operations is exempt from United States federal income tax. Because CP Ships UK and its subsidiaries are organized under the laws of the United Kingdom and are engaged in business in the United Kingdom, their shipping income is exempt from United States federal income tax.

      CP Ships (Bermuda) Limited (“CP Ships (Bermuda)”), directly or through subsidiaries, also has activities in the United States. Under current law, the United States source shipping income derived by CP Ships (Bermuda) and its direct subsidiaries (which are also organized in Bermuda) should qualify for exemption from United States federal income tax under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”). “Shipping income” for this purpose means the gross amount of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to those uses, to the extent that the shipping income is derived from sources within the United States, provided that the income is not otherwise subject to United States federal income tax on a net income basis (described below). For these purposes, 50% of shipping income that is attributable to transportation that either begins or ends (but does not both begin and end) in the United States constitutes income from sources within the United States.

      One way that the shipping income of CP Ships (Bermuda) and its subsidiaries may qualify for the exemption under Section 883 is if (i) CP Ships (Bermuda) (or the relevant subsidiary thereof) is organized in a foreign country that grants an equivalent exemption from tax to corporations organized in the United States and (ii) CP Ships’ shares are primarily and regularly traded on one or more established securities markets in the United States or in a country that provides an equivalent exemption. With respect to the requirement in clause (i), the United States Treasury Department has recognized Bermuda as a foreign country that grants an equivalent exemption to United States corporations. With respect to the requirement in clause (ii), CP Ships’ shares are primarily and regularly traded on established securities markets in the United States and in Canada, a country that provides an equivalent exemption under the Canada-United States Income Tax Treaty. In early 2000, the United States Treasury Department issued proposed regulations under Section 883. As interpreted by these proposed regulations, shares of a foreign corporation will be considered primarily traded on an established securities market for purposes of Section 883 if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. The Common Shares, the sole class of shares of CP Ships issued and outstanding, are traded on the NYSE and the TSX.

      Under the proposed regulations, shares of a foreign corporation will be considered regularly traded on an established securities market if (i) one or more classes of the corporation’s stock representing 80% or more of the outstanding shares, by voting power and value, are listed on the market and are traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares traded during the taxable year is at least 10% of the average number of shares outstanding during the year. However, the proposed regulations also provide that a corporation will not satisfy the publicly traded requirement for any taxable year in which 50% or more of the outstanding shares is owned, actually or constructively, by persons who each own 5% or more of the value of the outstanding shares. It is anticipated that, taking into account all of the shares to be outstanding upon completion of the Share Offering, those persons owning 5% or more of the Common Shares will own less than 50% of outstanding Common Shares. Accordingly, the Common Shares are anticipated to be, for purposes of Section 883, primarily and regularly traded on the NYSE and the TSX. Therefore, to the extent of the United States shipping income generated by CP Ships (Bermuda) and its subsidiaries (which are also organized in Bermuda), CP Ships expects to qualify for the Section 883 exemption. This conclusion is based on the analysis contained in the proposed regulations described above, and is consistent with final regulations under another provision of the Code that also contains special rules for publicly traded corporations. Because this analysis seems to be a fair interpretation of the statutory requirements, it should be reasonable to apply this analysis to periods prior to the finalization of the proposed regulations. There can be no assurance, however, that the Internal Revenue Service will not disagree with this interpretation and that future regulations promulgated under Section 883 would not adopt an interpretation that differs from the proposed regulations. In such case, CP Ships (Bermuda) and its subsidiaries could fail to satisfy the requirements of Section 883.

      Certain other provisions of the proposed regulations, if adopted, could adversely affect the reciprocal tax exemption treatment provided by Section 883 of the Code to certain inland transport, shoreside activity, and chartering income. Substantial industry comments were received in opposition to this aspect of the proposed regulations, and it is uncertain if the Treasury Department will proceed with the proposed regulations, or how, if at all, the Treasury Department may modify these provisions before proceeding. Until interpretive regulations for

Section 883 are provided in final form by the Treasury Department, there can be no assurance that CP Ships (Bermuda) and its subsidiaries will not face increased United States tax liability.

      If CP Ships UK, CP Ships (Bermuda) and their respective subsidiaries do not qualify for the exemptions from United States federal income tax described above, then their U.S. source shipping income will be subject to U.S. federal income taxation. The United States federal income tax on such U.S. source shipping income is 4% of the amount of that income, not reduced by any deductions.

      To the extent that such shipping income is treated as effectively connected with the conduct of a United States trade or business, however, such shipping income will be subject to U.S. federal income tax on a net basis, in lieu of the tax on gross income discussed above. Any effectively connected shipping income, net of applicable deductions, would be subject to United States federal income tax currently imposed at rates of up to 35% of net income. In addition, such subsidiaries may be subject to a 30% branch profits tax on earnings effectively connected with the conduct of the trade or business, as determined after allowance for applicable adjustments and on certain interest paid or deemed paid attributable to the conduct of the United States trade or business.

UK Tonnage Tax

      The United Kingdom introduced a tonnage tax regime (“Tonnage Tax”) from 1st January 2000 for qualifying shipping companies to stimulate investment in UK shipping. Under Tonnage Tax, the tax liability is calculated with reference to a pre-set scale of alternate income based on the tonnage of the ships in the relevant fleet, rather than actual income earned. Therefore, under Tonnage Tax, tax expense varies with the tonnage of the fleet rather than with the profitability of the business.

      In particular, it is generally not permitted for a company within Tonnage Tax to reduce its liability to Tonnage Tax by offsetting losses or depreciation. Entry to Tonnage Tax requires an election by the relevant shipping company. Such an election generally must be made for a ten-year period and, once made, is irrevocable.

      CP Ships (UK) entered the Tonnage Tax regime with effect from 1st January 2001. CP Ships (UK) comprises the Contship Containerlines business and, from 27th September 2001, the Canada Maritime, Cast and ANZDL businesses.

Canada

      CP Ships and its Canadian subsidiaries that operate the Racine and Cast marine terminals in Montreal are subject to normal Canadian federal and provincial taxes.

      CP Ships believes that it is, and intends to take all necessary steps to remain, resident solely in Canada for income tax purposes. CP Ships’ tax residency is, however, affected by a number of factors, some of which are outside its control, including the application and interpretation of relevant tax laws and treaties. If CP Ships were to cease to be tax resident in Canada, it would be liable to pay additional Canadian taxes, including, but not limited to, capital gains tax based on the difference between the fair market value and tax cost of its assets at the relevant time. If such taxes were to become payable, this would have a material adverse effect on CP Ships’ business, financial condition and results of operations. In addition, CP Ships may be obliged to make indemnification payments under the Arrangement Agreement if its ceasing to be Canadian tax resident could cause the Spin-off to be taxable. If such indemnification payments were to become due, this may have an adverse effect on CP Ships. Further, the Canadian income tax consequences to Canadian resident holders of Common Shares would be different from those applicable if CP Ships were resident in Canada.

Quantitative and Qualitative Disclosure about Market Risk

      CP Ships has global activities and its operations are exposed to the effect of changes in financial markets and economic conditions around the world. To minimize the impact of such changes on the profitability of the business and its overall financial performance, CP Ships seeks to identify, evaluate and, where appropriate, hedge financial and market risks. CP Ships does not use derivative financial instruments for speculative or trading purposes.

Foreign Currency Exchange Risk

      CP Ships’ functional and reporting currency is the U.S. dollar. A portion of its revenue and expenses is denominated in currencies other than U.S. dollars and consequently CP Ships is subject to the effect of fluctuation in relevant U.S. dollar exchange rates. The most significant currency exposures are in Canadian dollars (which account for approximately 4% of revenue and 8% of operating costs), euros (which account for approximately 4% of revenue and 13% of operating costs) and pounds sterling (which account for approximately 1% of revenue and 4% of operating costs). CP Ships’ financial performance is, therefore, subject to the effect of movements in the relevant U.S. dollar exchange rates as there is an imbalance between revenue and costs denominated in different currencies. In general, a strengthening of these currencies relative to the U.S. dollar has a negative effect on operating income. Conversely, a weakening of these currencies has a beneficial effect on operating income.

      To manage foreign currency exchange risk, CP Ships enters into forward exchange contracts as it deems appropriate to hedge some or all of its anticipated net exposures to non U.S. dollar currencies. Gains and losses resulting from designated hedge contracts are recognized in income in the same period that the underlying exposure is recognized. The following table illustrates the estimated effect on operating income in 2001 of a hypothetical 10% change in the Canadian dollar, euro and pound sterling exchange rates against the U.S. dollar for 2001 taking into account hedges currently in place for 2002:

Increase/(decrease)
in operating income
(unaudited, $ millions)
10% strengthening against U.S. dollar of the
— Canadian dollar	(4)
— Euro	(8)
— Pound sterling	(8)
10% weakening against U.S. dollar of the
— Canadian dollar	3
— Euro	6
— Pound sterling	6

      This analysis is based on 2001 revenue and operating costs and assumes all other variables remain constant.

      CP Ships’ investments in subsidiaries with a functional currency other than U.S. dollars are not hedged. The net assets in foreign subsidiaries, which are denominated mainly in Canadian dollars, were translated into approximately $97 million using the year end exchange rates, at 31st December 2001. The potential effect of a hypothetical 10% adverse change in foreign currency exchange rates would be a reduction in the value of consolidated net assets of approximately $10 million as at 31st December 2001. The loss would be reflected as a cumulative foreign currency translation adjustment in shareholders’ equity.

Interest Rate Risk

      CP Ships is exposed to interest rate risk as its borrowings under the Revolving Credit Facilities are at floating interest rates. As at 31st March 2002, the amount borrowed under the Revolving Credit Facilities was $160 million and cash and cash equivalents were $92 million.

      CP Ships’ interest rate risk is not currently hedged. Each increase in interest rates of 1% would result in a decrease in net income of $1.6 million based on floating rate borrowings at 31st March 2002, without taking account of cash balances and cash equivalents. Conversely, each decrease of 1% in interest rates would result in an increase in net income of $1.6 million.

Changes in Currency and Interest Rate Exposure

      CP Ships’ exposure to non-U.S. currency risk in 2000 decreased compared to 1999 due to the acquisition of the remaining 50% interest in the Americana Ships joint venture, whose revenue and costs are predominantly in U.S. dollars. Its interest rate risk in 2000 did not change significantly compared to 1999.

      CP Ships’ exposure to interest rate risks in 2002 will be higher than in 2001 and 2000 due to the replacement of interest-free, short-term loans from Canadian Pacific with borrowings under the $175 Million Facility and an increase in borrowings to finance investments in ships under the ship replacement program.

Critical Accounting Policies

      CP Ships prepares its consolidated financial statements in accordance with Canadian GAAP. In preparing these consolidated financial statements, CP Ships makes its best estimates and judgements of certain amounts included in the financial statements.

      CP Ships’ significant accounting policies are more fully described in Note 2 to the Annual Financial Statements. Certain of the accounting policies are particularly important to the portrayal of its financial position and results of operations and require the application of judgement by its management. These accounting policies include:

Revenue and Cost Recognition

      Revenues and costs directly attributable to loaded container movements are recognized when delivery of the container is completed.

      An element of cost of delivery of each container to its ultimate destination may have to be estimated and accrued because there can be delays in the receipt or advice of the final charges from agents and suppliers throughout the world. Consequently, significant accruals are outstanding at each financial period end. CP Ships has considerable experience in estimating the costs of transporting containers. Where CP Ships determines that such accruals are higher or lower than necessary to meet its obligations for transportation costs, an adjustment to the accrual is made in the period that such a determination is made.

Restructuring Costs

      The cost of business acquisitions and any resulting goodwill includes the estimated cost of plans to restructure the acquired business that are foreseen and approved at the time of acquisition. Additionally, during 2001 CP Ships recorded a $19 million charge for the estimated cost of restructuring organization and offices, mainly in Europe and North America, during 2001 and 2002. The provisions for restructuring costs are recorded as liabilities.

      The estimates for restructuring costs are based upon assumptions about future events such as employee severance, subleases or lease disposals and contract terminations and final costs may differ from the original estimates. Future changes in these estimates and assumptions, and market conditions, could have a material impact on CP Ships’ consolidated financial statements.

New Canadian Accounting Pronouncements

Goodwill and Other Intangible Assets

      CICA 3062, “Goodwill and other intangible assets” was issued in August 2001 by the Canadian Institute of Chartered Accountants (“CICA”) and was effective for CP Ships for years beginning 1st January 2002 and will be applied prospectively. Pursuant to CICA 3062, goodwill can no longer be amortized. Instead, it will be subject to an annual impairment test. CP Ships is in the process of determining whether or not any goodwill is subject to impairment under the new standard.

      The impact of not amortizing goodwill for the first quarter of 2002 is to increase net income by $4 million and basic and diluted earnings per share by $0.05. For the year ended 31st December 2001 the impact of not amortizing goodwill would have been to increase net income by $16 million and increase basic and diluted earnings per share by $0.20. For 2000, such impact would have been to increase net income by $18 million and basic and diluted earnings per share by $0.23. For 1999, applying CICA 3062 would have increased net income by $15 million and basic and diluted earnings per share by $0.19.

      CICA 1650, “Foreign currency translation” was effective from 1st January 2002. CP Ships will retroactively adopt a change in the accounting rules for the treatment of foreign exchange gains and losses. These changes have not yet been applied to the Annual Financial Statements. The new rules will no longer allow for the deferral and amortization of foreign exchange gains and losses on long-term debt. As the majority of CP Ships’ debt is denominated in U.S. dollars, this change will not have a material effect on its financial statements.

      CICA AcG-13 “Hedging Relationship” is effective for fiscal years beginning 1st July 2002 and specifies new criteria for applying hedging accounting. CP Ships is assessing the impact that this guidance will have on its financial position and results of operations.

Stock Based Compensation

      Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations require compensation expense to be calculated using the fair value method and either expensed to income or the effect disclosed in the notes to the financial statements. As permitted under the new standard, CP Ships will continue to employ the intrinsic method of accounting for stock based compensation and will disclose the effect of using the fair value method for accounting for its stock-based compensation plans in a note to its financial statements.

Recent U.S. Accounting Pronouncements

      On 20th July 2001, the Financial Accounting Standard Board (“FASB”) issued Financial Accounting Statement (“FAS”) 141, “Business Combinations,” and FAS 142, “Goodwill and Other Intangible Assets,” which were required to be implemented with effect from 1st July 2001 and 1st January 2002 respectively. FAS 141 requires that all business combinations be accounted for by the purchase method. FAS 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions which may affect classification of intangible assets, as well as the balance of goodwill. The ongoing impact will be that goodwill will no longer be amortized, but instead will be tested at least annually for impairment. The requirements of both statements apply prospectively from the effective date for the purposes of presenting U.S. GAAP financial information. CP Ships is in the process of determining whether or not any goodwill is subject to impairment under the new standard.

      The impact of not amortizing goodwill for the year ended 31st December 2001 would have been to increase net income reported under U.S. GAAP before the cumulative effect of accounting changes by $14 million and basic and diluted earnings per share by $0.18.

      FAS 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets,” was issued in July 2001. This standard will be effective for CP Ships’ fiscal year beginning after 15th June 2002; however, early adoption is permitted. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets are capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The requirements of this statement will be reflected as a cumulative effect adjustment to income for the purposes of presenting U.S. GAAP financial information. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.

      FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued on 3rd October 2001 and is effective for CP Ships’ fiscal year beginning 1st January 2002. The objectives of FAS 144 are to create a single accounting model, based on the framework established in FAS 121, for long-lived assets including segments of a business to be disposed of by sale, whether previously held and used or newly acquired. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.

      In April 2002, the FASB issued FAS 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (FAS 145)”. This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. FAS 145 is effective for fiscal years beginning after 15th May, 2002; however, certain sections are effective for transactions occurring after 15th May, 2002. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.

INDUSTRY OVERVIEW

Container Shipping Overview

      Container shipping was first introduced in the 1950s and has expanded rapidly and continuously, becoming the dominant method for the international transportation of a broad spectrum of industrial and consumer goods, including raw materials, semi-manufactured and finished goods. The container shipping industry has not only facilitated growth in world trade in manufactured and consumer goods, but because of its security, simplicity, efficiency and low cost, has itself become a driver of global manufacturing and sourcing and thus world trade growth. The industry’s annual volume growth has on average exceeded global gross domestic product growth by two to three times over the last 20 years.

      Containers used in the transportation of containerized cargo are metal boxes of standard dimensions, generally either twenty or forty feet long, eight and one-half feet or nine and one-half feet high and eight feet wide. The standard measure of size is a twenty-foot equivalent unit or “teu”. A container twenty feet in length equals one teu and a forty-foot container equals two teu. Nearly all carriers operate scheduled services with pre-set port calls, using a number of ships in each service to achieve an appropriate service frequency.

      A typical container shipment starts at the exporter’s premises with the delivery by the carrier of an empty container from a depot. Once the container has been filled with cargo, the container is transported via truck, rail or barge to a container port, where it is loaded onto a container ship. The container is shipped either directly to the destination port or via an intermediate port where it is transferred to another ship. When the container arrives in the destination port, it is off-loaded from the ship, and delivered to the importer’s premises via truck, rail or barge, thereby providing “door-to-door” transport from the beginning to the end of the shipping process.

      The carrier is sometimes only responsible for the ocean leg of the total movement, with customers or intermediaries arranging the inland or intermodal legs. Such a move is described by the carrier as port-to-port. Most carriers, including CP Ships, offer both port-to-port and door-to-door services. Some carriers emphasize “port-to-port” services while others, including CP Ships, focus on offering door-to-door services.

      Container shipping has reduced transit times for customers’ cargoes, substantially reduced damage to and theft of goods, reduced handling costs, and improved the turnaround time of ships in ports. Investments by carriers in larger ships, port and inland transport infrastructure, containers and information systems, as well as more efficient use of assets, have contributed to lower transport costs and improved operating efficiency. This has created opportunities for companies in a wide range of industries to source materials and finished goods from a wider range of locations throughout the world. As a result of these investments and efficiencies, container shipping has become the most efficient and widespread means for transporting general cargo world wide both facilitating international trade and contributing to the growth in world trade.

      Carriers handle a diverse range of products shipped by thousands of individual customers. According to an industry consultant, world container shipping volumes have grown from 14 million teu in 1980 to 72 million teu in 2001, representing a compound average growth rate (“CAGR”) of 8.1%. By contrast for the same period, world gross domestic product has grown at a CAGR of 3.3% in real terms and world-wide trade, which includes all goods and services, grew at a CAGR of 5.6%. The container shipping industry generated more than $93 billion in sales revenue for carriers in 2001.

The World’s Container Shipping Market

      There are four major container shipping markets: (1) Intra-Asia, and three East-West markets being: (2) TransPacific, (3) Asia-Europe and (4) TransAtlantic. Each market is comprised of a number of trade lanes. Within each trade lane, the container shipping industry typically offers numerous individual services with different frequencies, transit times and port calls. Intra-Asia is the world’s largest market, as measured by teu volume. It is typically served by regional carriers and increasingly by global carriers with relatively small ships. The TransPacific is the world’s second largest market and is generally served by large ships and global carriers. Generally, eastbound container flows from Asia to North America, driven by U.S. demand, exceed westbound flows, resulting in an imbalanced trade. The Asia-Europe market is the world’s third largest market and, like the

TransPacific market, is mainly served by large ships and global carriers. The TransAtlantic market, covering trade between North America and Europe, is the smallest of the world’s four major markets and is typically served by mostly medium size ships, smaller than those deployed in the Asia-Europe or TransPacific markets. Outside the four major markets are a large number of other regional markets which are typically served by regional carriers as well as certain global carriers, operating smaller size ships than those used in the major East-West markets.

      The chart below shows the estimated container shipping volume for 2001 in each of the four major container shipping markets as well as in other markets.

Container Shipping Volume 2001

Millions
of teu

Container Shipping Markets

Intra-Asia	17
TransPacific	11
Asia-Europe	6
TransAtlantic	4
Other Regional	34

Total	72

Source: An industry consultant

     Carriers are generally categorized as global, regional or niche carriers. Global carriers generally deploy significant ship capacity and operate extensive networks in most trade lanes in the four major markets as well as in selected regional markets outside the four major markets. Regional carriers, including CP Ships, generally focus on a number of smaller trade lanes within the major East-West markets, or within other markets such as Australasia, Africa, Latin America and India and tend to offer direct services to a wider range of ports within a particular market than global carriers. Niche carriers are similar to regional carriers but tend to be even smaller in their ship capacity and the number and size of markets they cover.

Industry Fundamentals

      Between 1996 and 1998, container shipping capacity grew faster than demand for container shipping services. This situation, coupled with the Asian economic crisis in 1998, caused a sharp decline in industry profitability in 1998. In 1999, improved container volumes due to higher demand, combined with lower deliveries of new ship capacity, led to an improved balance between supply and demand and to higher freight rates, particularly in the Asian export markets. In 2000, stable freight rates and a further improved balance between supply and demand generally resulted in substantially improved profitability among carriers. Since the Asian economic crisis in 1998, the industry has demonstrated a greater willingness to rationalize services on all trade lanes, mainly through joint service agreements and slot charter agreements. Carriers also successfully adjusted to deregulation of the industry in the United States that occurred in 1998.

      In 2001, a 12.3% increase in global container shipping capacity outpaced the 2.7% growth in international container trade, which was adversely affected by the global economic slowdown, particularly in the U.S. These combined factors had a negative impact on the industry’s profitability in 2001.

      Based on industry consultants’ forecasts, world container trade volume will grow at an average of approximately 6% per annum for 2002 and 2003 and container shipping capacity will grow at an average of approximately 10% per annum during the same period. Such consultants estimate that approximately 65% of this new capacity will be ships greater than 4000 teu in size. Because of their large size, CP Ships believes these ships will be deployed either in the Asia-Europe or TransPacific markets where CP Ships operates few services. CP Ships believes that the current supply and demand imbalance in the international container trade is likely to lead to further rationalization of services on all trade lanes and continued industry consolidation, including through acquisitions and mergers.

Industry Consolidation

      The container shipping industry has undergone a period of consolidation through mergers and acquisitions. Since 1995, there have been approximately 52 mergers and acquisitions. Many of the largest carriers have also expanded through internal growth. As a consequence, there has been some concentration among the largest 20 carriers world-wide. An industry consultant estimates that in 1993 the largest 20 carriers accounted for 43% of operated fleet capacity compared to 57% in 2001. Nevertheless, the industry remains relatively fragmented with several hundred participants. No single company controls more than 10% of total global container ship capacity.

      Lower freight rates and the need to invest in larger and faster ships have led carriers to seek further operating efficiencies and service improvements through alliances, joint service agreements and slot charter agreements. “Alliances” refers to three groups of mainly global carriers, with each carrier making a substantial contribution of ships on a long-term basis across the three main East-West markets.

      “Joint service agreements” are distinguished from alliances by smaller scale, narrower geographic range and sometimes shorter duration, or a combination of these factors. Like alliances, joint service agreements permit carriers to achieve economies of scale from larger ships, improved sailing frequencies and reduced transit times.

      “Slot charters” are agreements between two or more carriers to buy, sell or exchange a fixed amount of ship space over a given period of time. Slot charters are a more flexible form of ship space sharing than joint service agreements because they involve a smaller financial commitment over a shorter period of time.

      CP Ships participates in joint service agreements with other container shipping companies in nearly all of its trade lanes. However, although alliances and joint service agreements help participating carriers optimize utilization and expand service coverage at a lower cost, CP Ships believes the economic benefits are generally less than could otherwise be achieved through mergers and acquisitions. For example, alliances and joint service agreements have generally not reduced inland transport, container fleet and administrative costs in a significant way.

DESCRIPTION OF THE BUSINESS

Overview

      CP Ships is one of the world’s leading container shipping companies, offering its customers door-to-door as well as port-to-port containerized services for the international transportation of a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods. CP Ships operates a fleet of 78 ships in 24 trade lanes focusing on four principal markets. In 2001, it transported over 1.8 million teu, on behalf of more than 30,000 customers. Based on standing capacity, CP Ships ranks as the eleventh largest carrier in the world, giving it the economies of scale available to global carriers. In 2001, it had revenue of $2.65 billion and EBITDA of $213 million before exceptional charges of $36 million related to the Spin-off and the restructuring of organization and offices.

      CP Ships is a regional specialist that offers direct services to a wider range of ports within a particular market than are generally offered by global carriers. This approach allows CP Ships to provide customers with the local expertise and market presence of a regional specialist combined with many of the operating advantages of a global carrier. CP Ships provides scheduled services in its four principal markets: TransAtlantic, Australasia, Latin America and Asia, which it serves through six well-recognized brands: Canada Maritime, Cast, Contship Containerlines, ANZDL, Lykes Lines and TMM Lines.

      CP Ships operates in an industry whose annual volume growth has on average exceeded global gross domestic product growth by two to three times over the last 20 years. Since its introduction in the 1950’s, the container shipping industry has facilitated world trade because of its simplicity, efficiency and low cost, becoming an integral part of the global sourcing strategies for many of the world’s major manufacturers and retailers.

      Over the last six years, CP Ships considers it has outperformed, on the basis of return on capital employed (“ROCE”), in both weak as well as strong market conditions, the average ROCE of those carriers in the top 20 for which data is publicly available due to its business model based on its competitive strengths and strategy which are discussed below.

      As a result of the successful integration of its acquisitions and through organic growth, CP Ships has achieved a global scale of operations, diversified its markets and established itself as a market leader. Volume, revenue and earnings have grown, as is illustrated in the following table:

	Year ended 31st December									CAGR(5)

	1994(1)	1995(1)	1996(1)	1997(1)	1998	1999	2000	2001		1994-2001
($ millions except volume, unaudited)
Volume (teu millions)	0.24	0.40	0.48	0.67	1.16	1.37	1.83	1.84		33.5%
Revenue	395	660	779	1,032	1,780	1,878	2,645	2,646		31.2%
EBITDA(2)	74	77	106	142	163	136	224	213	(3)	16.3%
Operating income(4)	61	59	86	115	127	89	164	139	(3)	12.4%

(1)	At 1st January 1998, CP Ships changed its reporting currency from the Canadian dollar to U.S. dollar. The income statements for the years ended 31st December 1997, 1996, 1995 and 1994 have been translated into U.S. dollars at the 31st December 1997 exchange rate of $1 = C$1.43.
(2)	Earnings before interest, tax, depreciation and amortization. EBITDA is not a substitute for operating income, net income or cash flow from operating activities as determined in accordance with generally accepted accounting principles. EBITDA is presented as additional information because CP Ships believes that it is widely used in the container shipping industry as a measure to evaluate a company’s operating performance and is a useful indicator of CP Ships’ ability to meet its working capital, capital expenditures and debt service requirements. Because EBITDA is not calculated identically by all companies, the presentation may not be comparable to other similarly titled measures of other companies. CP Ships’ discretionary use of funds depicted by EBITDA may be limited by working capital, capital expenditure and debt service requirements and by restrictions related to legal requirements, commitments and uncertainties.
(3)	Before exceptional charges of $36 million relating to the Spin-off and restructuring.
(4)	Before goodwill charges.
(5)	Compound annual growth rate.

Competitive Strengths

      CP Ships considers it has the following strengths which allow it to compete successfully:

      Leading market position. CP Ships believes it is the largest carrier based on market share in a majority of its 16 core trade lanes. This leading market position has been achieved by focusing on customers and customer service through its well-recognized and highly-regarded brands.

      Regional focus. CP Ships’ regional focus provides more reliable and frequent service schedules, flexible and timely response to changes in local market conditions, the ability to offer customized services, greater trade lane economies of scale and premium pricing for its services. These provide it with a measure of protection from new competitors on its core trade lanes.

      Low cost operator. A combination of global scale economies and trade lane scale economies based on strong market position has allowed CP Ships to reduce its costs significantly. Savings in ship networks, terminals and stevedoring, container fleet, inland transport and administration have contributed to an 11% reduction in costs per teu from $1,422 in 1996 to $1,271 in 2001. In addition, CP Ships expects to realize in 2002 the full effect of the cost reduction initiatives which started in 2001. CP Ships also expects further benefits from operational cost cutting and organizational changes undertaken in 2002, including the renewal in the first quarter of 13 ship charters at significantly lower rates which CP Ships anticipates will generate savings of nearly $25 million in the year.

      Successful track record of acquisitions. CP Ships has completed nine transactions since 1993, often involving the turn-around of underperforming businesses. It has successfully integrated those businesses, improving both service and profitability. These acquisitions have contributed to a compound annual growth of revenue of 31% and a compound annual increase in operating income of 12% since 1994.

      Diversified customer base. CP Ships has over 30,000 customers that are diversified both by geography and by industry. Its largest customer represented approximately 1% of its revenue in 2001, and its top ten customers accounted for only 6%. This diversity protects it against the adverse effect of relying on a single customer or industry.

      Experienced management team. The members of the senior management team average over 24 years experience in the container shipping industry. The large majority of the management team has worked for CP Ships for many years, including with its original core business or acquired businesses. Incentives are provided to senior management through share based compensation and to all staff including senior management through cash incentives based on operating income.

Strategy

      Six principal strategies underpin CP Ships’ business model, which has delivered ROCE well above industry averages over many years.

      Concentration on container shipping. CP Ships concentrates exclusively on container shipping services which allows management to plan for and quickly respond to often rapidly changing economic, political and trade conditions in what is a truly international business.

      Focus on regional markets. CP Ships has built strong positions in a number of regional markets. It is the leading carrier in the majority of its core trade lanes, which allows it to offer the best schedules and services to its customers and to maximize trade lane economies of scale.

      Acquisitions. Nine transactions have been executed successfully in the last nine years, often involving the turnaround of under-performing businesses. CP Ships’ revenue is now over six times larger than in 1994. In a relatively fragmented industry under economic pressure, there will likely be further acquisition opportunities. CP Ships expects to continue to pursue a disciplined acquisition strategy that enables it to grow either in its existing markets or expand into new markets, thereby helping to achieve further economies of scale that improve operating performance.

      Strong brands. CP Ships offers two or more of its well-recognized brands in nearly all of its trade lanes. It intends to strengthen its brands by continuing to respond to the evolving needs of its customers by selectively expanding its services, improving service frequencies and transit times, improving the efficiency of its inland transportation networks and implementing effective training and staff retention programs. CP Ships considers that its multiple branding approach results in higher levels of service which strengthen market share and customer loyalty.

      Supply chain solutions. Integrated door-to-door or intermodal container transportation is the largest component in the logistics supply chains of international trade. CP Ships continues to emphasize consistently reliable, tailor-made intermodal supply chain solutions for its customers to strengthen customer relationships and protect operating margins.

      Reduce costs. Delivering low-cost, high-quality service is a key to success in the highly competitive container shipping industry. CP Ships has reduced cost per teu by 15% from 1996 to 2001 and, in 2002, plans additional cost savings through continued rationalization of ship schedules, organizational changes, other operational savings and the renewal of ship charters at lower rates.

Italia Acquisition

Italia Purchase Agreement

      On 30th May 2002, CP Ships entered into an agreement with d’Amico Società di Navigazione S.p.A. (“d’Amico”) and others (the “Italia Agreement”) pursuant to which CP Ships agreed, subject to certain conditions, to purchase all of the issued and outstanding shares of Italia di Navigazione S.p.A. (“Italia”), an Italian company headquartered in Genoa, Italy (the “Italia Acquisition”). The Italia Acquisition includes the purchase by CP Ships of controlling interests in, or certain assets of, sales agencies located in Canada, Italy, Spain and Venezuela (together with Italia, the “Italia Business”).

      Under the Italia Agreement, CP Ships has agreed to pay $40 million in cash for the Italia Business, which will be funded out of the net proceeds from the Offerings. In connection with the acquisition, CP Ships will assume the financial indebtedness of Italia, which is not expected to be material, as well as commitments in respect of the continued employment of approximately 60 of Italia’s employees. These commitments, which were given in 1998 by d’Amico when it acquired the Italia Business from the Italian government, expire in 2003.

      Completion of the Italia Acquisition is subject to the satisfaction of a number of conditions, including the obtaining of required approvals from the Italian competition authorities. CP Ships currently expects that the Italia Acquisition will be completed during the third quarter of 2002; however, no assurance can be given that the Italia Acquisition will be completed.

Business of Italia

      The Italia Business operates services between the Mediterranean-West Coast North America, Mediterranean-Central and South America, West Coast North America-West Coast Central and South America, and Intra-Central and South America. In 2001, the Italia Business (excluding certain businesses that will be retained by d’Amico at closing or have been discontinued by Italia) had volume of approximately 180,000 teu.

      Italia operates a fleet of 11 ships, all of which will be held at closing under short-or medium-term charters. Italia also has a fleet of predominantly leased containers with aggregate capacity of approximately 40,000 teu.

Benefits to CP Ships

      The Italia Acquisition represents a continuation of CP Ships’ acquisition strategy, and is expected to result in the following benefits to CP Ships:

      Strengthens market positions. The addition of Italia’s container shipping services between the Mediterranean, West Coast North America and Central and South America will strengthen CP Ships’ existing TransAtlantic and Latin America regional market positions. Furthermore, CP Ships’ overall position as a leading carrier in the Mediterranean trade lanes will be further improved, particularly in the Italian market.

      Strong brand. Following completion of the Italia Acquisition, CP Ships intends to maintain the Italia brand, which it considers has strong recognition and customer loyalty.

      Opportunities for operational improvements and cost savings. CP Ships considers that the Italia Acquisition will enable it to achieve operational improvements and further cost savings through greater trade lane economies of scale, due in part to the significant overlap between the services currently offered by CP Ships and Italia.

History

      On 1st October 2001, CP Ships’ former parent, Canadian Pacific reorganized and divided into five separate companies. As a result, CP Ships became an independent publicly listed company on the TSX and NYSE on 3rd October 2001. However, CP Ships’ maritime roots date back to 1886 when Canadian Pacific established a marine service to Asia to generate volume for the Pacific terminal of its newly completed trans-Canada railway. Canadian Pacific began operating a shipping business on the Atlantic in 1903. In 1968, Canadian Pacific reorganized its North Atlantic shipping operations to concentrate on container services and in 1984, co-founded Canada Maritime whose minority interest it acquired in 1993.

      Since 1993, CP Ships has grown substantially both through organic growth and through strategic acquisitions where it has established a record of successfully improving the operations and the profitability of acquired companies. CP Ships focuses on maintaining and improving results of acquired businesses by increasing volumes, enhancing operating efficiencies, reducing costs, improving the organization and building brand strength.

      Since 1993, CP Ships has successfully completed the nine transactions listed below. The remarks include the condition of each business at the time of acquisition. Other than Ivaran Lines and CCAL, which have been merged into Lykes Lines, each of the other acquired businesses continues as a significant brand in CP Ships’ current operations.

Year	Acquisition	Remarks

1993	Canada Maritime	Purchase of 43% minority
1995	Cast	Bankrupt
1997	Lykes Lines	Bankrupt
1997	Contship Containerlines	Profitable
1998	Ivaran Lines	Unprofitable
1998	ANZDL	Profitable
1999	TMM Lines	Unprofitable; 50/50 joint venture
2000	TMM Lines	Acquired the remaining 50%
2000	CCAL	Small

      In January 1993, CP Ships acquired the remaining 43% minority interest in Canada Maritime which it did not already own. This acquisition permitted CP Ships to plan more effectively as the sole shareholder of Canada Maritime.

      In April 1995, CP Ships acquired Cast out of a bankruptcy proceeding. A new management team was appointed and Cast’s service offering and organization were revitalized. Both Canada Maritime and Cast operate services on the TransAtlantic market between Europe and Montreal, serving the U.S./Canada market.

      CP Ships acquired Lykes Lines in July 1997, also out of bankruptcy. This acquisition extended CP Ships’ TransAtlantic coverage to the U.S. East and Gulf Coasts. The same management team that had revitalized Cast restructured Lykes Lines’ services, repositioned its marketing strategy, reorganized the management structure and implemented cost reduction programs.

      The acquisition of Contship Containerlines in October 1997 provided CP Ships with a platform to enter other markets, principally Australasia. Contship Containerlines’ Gulf-Mediterranean service complemented

Lykes Lines’ service in that trade lane. Contship Containerlines also operates the Ocean Star Round-the-World Service.

      Ivaran, which was acquired in May 1998, extended CP Ships’ coverage to the U.S. East Coast and Gulf Coast-South America trade lanes. This acquisition permitted CP Ships to secure trade lane economies of scale and cost synergies. The Ivaran brand name was replaced by Lykes Lines in 2000.

      In December 1998, CP Ships acquired ANZDL, the market leader in the U.S. West Coast-Australasia trade lane. ANZDL also offered CP Ships improved economies of scale and operating and cost synergies in the Australasian market.

      In January 1999, CP Ships formed the Americana Ships joint venture with Transportación Maritima Mexicana SA de CV (“TMMsa”) in order to create a strong regional competitor in the U.S. Gulf, Mexico, Central and South American trade lanes. The 50/50 joint venture combined CP Ships’ services in this region, Lykes Lines and Ivaran Lines, with TMM Lines, the container shipping business of TMMsa. Effective 1st January 2000, CP Ships acquired TMMsa’s 50% interest in the Americana Ships joint venture.

      In August 2000, CP Ships purchased Christensen Canadian African Lines (“CCAL”), which provides services between Montreal and the U.S. East Coast and South Africa, building on Lykes Lines’ position in the South Africa trade lane. CCAL now operates under the Lykes Lines brand name.

Service

      CP Ships provides port-to-port and door-to-door ocean container shipping services with 30 sailings every week covering more than 140 ports on six continents. It emphasizes the provision of door-to-door services to its customers. A typical shipment generally involves the following steps:

•	A customer makes a booking at a price and on other terms which usually have been agreed previously or determined under contract.

•	The customer service department checks the existing customer profile and updates equipment, scheduling and transport requirements.

•	CP Ships arranges for an inland transport provider to position an empty container at the customer’s (exporting) plant or warehouse at an agreed time.

•	Once the container is filled, nominated inland transport operator picks up and moves the container by truck, rail, barge, feeder ship, or combination thereof, from the customer’s loading point to a marine terminal in time to meet a particular sailing.

•	The container is received by the marine terminal and is loaded directly into a pre-determined slot in the ship using specialist cranes or is stored at the terminal until loaded onto its scheduled ship.

•	The ship sails at a fixed time according to a pre-set schedule on fixed day of the week sailings.

•	The container is discharged at the marine terminal in the destination port, again according to the pre-set schedule. Just-in-time shipments and containers moving in high-density corridors move directly from ship to rail or truck, subject to satisfying the requirements of local customs. Otherwise, containers are stored at the arrival terminal for customs clearance and arrangement of inland transport.

•	Delivery of a full container to a customer’s (importing) premises is co-ordinated with an inland transport provider.

•	After unloading the cargo at the importer’s plant or warehouse, the empty container moves directly to an exporter’s warehouse for reloading or to a depot to await future use.

Markets and Trade Lanes

      CP Ships operates in the following trade lanes of its principal markets under the following brand names:

Principal Market	Trade Lanes	Brands

TransAtlantic	US/Canada via Montreal-North Europe	Canada Maritime, Cast
	US/Canada via Montreal-Mediterranean	Canada Maritime, Cast
	West Coast North America-Mediterranean	Lykes Lines, TMM Lines, Contship Containerlines
	US East Coast-North Europe	Lykes Lines, TMM Lines
	Gulf-North Europe	Lykes Lines, TMM Lines
	Gulf-Mediterranean	Lykes Lines, TMM Lines, Contship Containerlines
Australasian	Europe-Australasia	Contship Containerlines
	Ocean Star Round-the-World	Contship Containerlines
	US West Coast-Australasia	ANZDL, Contship Containerlines
	TransTasman	ANZDL, Contship Containerlines
Latin American	North Europe-East Coast South America	Contship Containerlines, Lykes Lines
	Mediterranean-East Coast South America	Contship Containerlines, Lykes Lines
	US East Coast-East Coast South America	Lykes Lines, TMM Lines
	Gulf-East Coast South America	Lykes Lines, TMM Lines
	Gulf-Caribbean	Lykes Lines, TMM Lines
Asian	Asia-Americas	Lykes Lines, TMM Lines
	Asia-South Africa-East Coast South America	Lykes Lines, TMM Lines
	Asia-North Europe	Contship Containerlines, Lykes Lines
	Asia-Mediterranean	Contship Containerlines, Lykes Lines
	Europe-India/ Pakistan	Contship Containerlines
	US East Coast-India	Contship Containerlines, Lykes Lines
	South East Asia-India/ Arabian Gulf	Contship Containerlines

      In addition to its four main markets, CP Ships also operates in the North America-South Africa trade lane under the Lykes Lines brand and operates a small break-bulk service between Asia-Latin America-Caribbean under the Lykes Lines and TMM Lines brands.

      The following tables illustrate teu volume and revenue for CP Ships’ principal markets for the last three years. Percentages of total are shown for both volume and revenue for 2001.

Volume Per Market

	2001		2000	1999
	Volume	% of	Volume	Volume
Principal Market	(teu 000s)	Total	(teu 000s)	(teu 000s)

TransAtlantic	942	51	1,033	732
Australasian	348	19	356	340
Latin American	162	9	177	117
Asian	331	18	216	110
Other	59	3	51	74

Total	1,842	100	1,833	1,373

Revenue Per Market

	2001		2000	1999
	Revenue	% of	Revenue	Revenue
Principal Market	($ millions)	Total	($ millions)	($ millions)

TransAtlantic	1,323	50	1,406	977
Australasian	549	21	574	547
Latin American	244	9	242	137
Asian	435	16	337	154
Other	95	4	86	63

Total	2,646	100	2,645	1,878

TransAtlantic Market

      In 2001, 51% of CP Ships’ volume was in the TransAtlantic market, where it provided services under the Canada Maritime, Cast, Contship Containerlines, Lykes Lines and TMM Lines brands. CP Ships offers 12 services on the TransAtlantic, of which 10 are fixed-day weekly sailings, providing the most comprehensive service network in the market. Through efficient links to an extensive inland transportation network in North America, Mexico and Europe, CP Ships provides its customers with the choice of seamless door-to-door services as well as port-to-port service options.

      Within the TransAtlantic market, CP Ships is the leader in the US/Canada via Montreal-North Europe and US/Canada via Montreal-Mediterranean trade lanes with five weekly services, using a fleet of owned ice-strengthened container ships which are designed to operate throughout the year. The Montreal gateway provides a more direct route to Canada and the U.S. Midwest and accesses a more cost effective Canadian infrastructure, including CP Ships’ operated terminals in Montreal and Canadian Pacific Railways’ rail network.

      CP Ships’ Gulf trade lanes serve U.S. and Mexican ports in the Gulf of Mexico with four weekly services. Its regional focus on the Gulf within the TransAtlantic market and market share are strengthened by the strong brand recognition of Lykes Lines in the U.S. Gulf and by its reputation as the leading carrier in Mexico through TMM Lines.

      CP Ships also operates two weekly services in the US East Coast-North Europe trade lane and an every 10-days service in the West Coast North America-Mediterranean trade lane.

Trade Lanes	Services	Company Ships	Frequency	Brands

US/Canada via Montreal-North Europe	3	7	3 x weekly	Canada Maritime, Cast
US/Canada via Montreal-Mediterranean	2	6	2 x weekly	Canada Maritime, Cast
West Coast North America-Mediterranean	1	Slot charter	1 x 10 days	Lykes Lines, TMM Lines, Contship Containerlines
US East Coast-North Europe	2	1	2 x weekly	Lykes Lines, TMM Lines
Gulf-North Europe	3	8	3 x weekly	Lykes Lines, TMM Lines
Gulf-Mediterranean	1	4	1 x 9 days	Lykes Lines, TMM Lines, Contship Containerlines

      CP Ships believes that its extensive low cost service network, regional multi-brand focus, door-to-door capabilities, and significant volume and trade lane economies of scale strengthen its position as the leading carrier in the TransAtlantic market.

Australasian Market

      CP Ships operates eight services in four trade lanes in the Australasian market through the Contship Containerlines and ANZDL brands. The Australasian market accounted for 19% of CP Ships’ volume in 2001. CP Ships is a leader in its Australasian trade lanes.

      In the Europe-Australasia trade lane, CP Ships operates three services under the Contship Containerlines brand. Schedules for the two services operating between North Europe and Australasia are co-ordinated with the Mediterranean bi-weekly service to provide weekly service in both areas. In addition, the Ocean Star Round-the-World Service links a number of regional markets with a primary focus on the Australasia and Pacific Island areas. CP Ships intends to restructure and rationalize these four services with its partners by the end of 2002.

      In the US West Coast-Australasia trade lane, two weekly services are operated. In addition, a service is operated every nine-days between the US East Coast and Australasia as part of the Ocean Star Round-the-World service. CP Ships also operates two services in the TransTasman trade lane under the ANZDL and Contship Containerlines brands. One service operates two ships and the other operates on a slot charter basis. In addition, a number of CP Ships’ other mainline services also serve the TransTasman trade lane.

Trade Lanes	Services	Company Ships	Frequency	Brands

Europe-Australasia	3	6	3 x 14 days	Contship Containerlines
Ocean Star Round-the-World	1	4	1 x 10 days	Contship Containerlines
US West Coast-Australasia	2	7	2 x weekly	ANZDL, Contship Containerlines
TransTasman	2	2	1 x 12 days 1 x 6 days (plus various mainline services)	ANZDL, Contship Containerlines

Latin American Market

      The Latin American market accounted for 9% of CP Ships’ shipping volume in 2001. CP Ships operates six services in five trade lanes in the Latin American market. The North American services are marketed under the Lykes Lines and TMM Lines brands and the European services under the Lykes Lines and Contship Containerlines brands. Lykes Lines and TMM Lines also market services in the Asia-Americas trade lanes (which are discussed in “Asian Market” below) as well as the Gulf-North Europe and Gulf-Mediterranean services included in the TransAtlantic market, all of which call at Mexican ports.

Trade Lanes	Services	Company Ships	Frequency	Brands

North Europe-East Coast South America	1	1	1 x weekly	Contship Containerlines, Lykes Lines
Mediterranean-East Coast South America	1	Slot charter	1 x 9 days	Contship Containerlines, Lykes Lines
U.S. East Coast-East Coast South America	2	Slot charter	2 x weekly	Lykes Lines, TMM Lines
Gulf-East Coast South America	1	4	1 x weekly	Lykes Lines, TMM Lines
Gulf-Caribbean	1	3	1 x weekly	Lykes Lines, TMM Lines

Asian Market

      The Asian market accounted for 18% of CP Ships’ volume in 2001. Its presence in Asia was established with the acquisition of Contship Containerlines in 1997 and has expanded with the formation of the Americana Ships joint venture in January 1999 and the entry into the Asia-Europe trade lanes by a substantial slot charter in March 2001. At present CP Ships operates nine services in seven trade lanes.

      CP Ships operates two services in the Asia-Americas trade lane. One service operates between Asia and the West Coast North America and Mexico, and the other between Asia and the West Coast North America, Mexico and West Coast South America. Since March 2001, it has expanded its operations in Asia by entering in the Asia-North Europe and Asia-Mediterranean trade lanes through slot charter agreements with CMA-CGM, which will expire in March 2003. These agreements, which provide CP Ships with an option to contribute ships in the future, build upon its existing presence in these trade lanes through the Westbound return legs of the Europe-Australia and Ocean Star Round-the-World services and its established marketing organizations in Europe and Asia.

Trade Lanes	Services	Company Ships	Frequency	Brands

Asia-Americas	2	8	2 x weekly	Lykes Lines, TMM Lines
Asia-South Africa-East Coast South America	1	Slot charter	1 x weekly	Lykes Lines, TMM Lines
Asia-North Europe	2	Slot charter	2 x weekly 1 x 14 days (1)	Contship Containerlines, Lykes Lines
Asia-Mediterranean	1	Slot charter	1 x weekly 1 x 14 days (1)	Contship Containerlines, Lykes Lines
Europe-India/ Pakistan	1	2	1 x weekly	Contship Containerlines
US East Coast-India	1	4	1 x weekly	Contship Containerlines, Lykes Lines
South East Asia-India/Arabian Gulf	1	Slot charter	1 x weekly	Contship Containerlines

(1)	Two of the Europe-Australasia services call at South East Asian ports en route to North Europe and the Mediterranean but Westbound only.

Other Markets

      Other markets comprised approximately 3% of CP Ships’ 2001 volumes. Lykes Lines operates a roll-on roll-off (“Ro Ro”) service between North America and South Africa. Ro Ro ships are designed to handle cargo that is driven on and off the ship, as well as containers that are lifted by cranes on or off the ship. CP Ships also operates an Asia-West Coast Latin America-Caribbean break-bulk service. Other markets activities also include the two terminals in Montreal that CP Ships operates for Canada Maritime and Cast and their service partners, together with sub-chartering out of ships that are temporarily surplus to its needs.

Trade Lanes	Services	Company Ships	Frequency	Brands

North America-South Africa	1	4	1 x 20 days	Lykes Lines
Break-bulk service	1	2	1 x 30 days	Lykes Lines, TMM Lines

Joint Service Agreements

      In nearly all of its trade lanes, CP Ships participates in joint services with other container shipping companies either by contributing ships to a joint service agreement or by entering into slot charters. It generally prefers to contribute owned or chartered ships into a joint service agreement where the economic benefits justify the capital investment. By operating its own ships within a joint service, CP Ships believes it is better able to influence important decisions regarding investment in ship and schedule improvements, including number, size, and quality of ships deployed, sailing frequency, port calls and port rotations. It also believes that lower costs can be achieved by operating its own ships compared to chartering space from other carriers.

      The following outlines selected joint service agreements to which CP Ships is a party:

•	US East Coast-North Europe and Gulf-North Europe trade lanes: Since October 2000, CP Ships under the Lykes Lines and TMM Lines brands has been operating three joint weekly services in the US East Coast-North Europe trade lane and three joint weekly services in the Gulf-North Europe trade lane with the Grand Alliance, one of the three Alliances, whose partners in the TransAtlantic trade lane are P&O Nedlloyd, Nippon Yusen Kaisha, Orient Overseas Container Line (“OOCL”), and Hapag Lloyd. CP Ships contributes nine of the 31 ships deployed in this arrangement. In April 2002, CP Ships and its partners entered into an agreement with Cosco, K Line and Yang Ming to form a new joint service called the Atlantic Space Charter Agreement. As a result, one weekly string of five 2000 teu capacity ships will be withdrawn from the trade lane by Cosco, K Line and Yang Ming. Subject to regulatory approval, this new agreement should be operational during the second quarter 2002. This new joint service agreement is expected to reduce capacity primarily in the Gulf-North Europe trade lane, improve transit times, extend the range and frequency of port calls and reduce costs for CP Ships.

•	Europe-Australasia trade lane: CP Ships in partnership with P&O Nedlloyd operates three separate services under the Contship Containerlines brand. CP Ships provides six out of the 17 ships deployed. The three services are co-ordinated to provide fixed-day weekly service in both North Europe and Mediterranean markets. The services were established in January 1994 and are scheduled to continue in their present form until November 2002 when they will be replaced with a new comprehensive long- term arrangement involving restructured services for which new ships have been ordered by both parties.

•	Asia-Americas trade lane: CP Ships operates two fixed-day weekly services under the Lykes Lines and TMM Lines brands. One service is operated between Asia and US West Coast/ Mexico under a long-term co-operation agreement with APL using six ships, four of which are provided by CP Ships.

•	Ocean Star Round-the-World Service: Through Contship Containerlines, CP Ships operates the Ocean Star Round-the-World Service, a westbound service in partnership with CMA-CGM and Marfret. The service operates with nine ships and calls at ports in Europe, US East Coast, Jamaica, Panama (Panama Canal — transit), Tahiti, Fiji, New Zealand, New Caledonia, Australia, South-East Asia and back to the Mediterranean and North Europe via the Suez Canal. CP Ships provides four ships and sub-charters two of the remaining five ships, one to CMA-CGM and one to Marfret. CMA-CGM provides the other three ships. This arrangement started in 1997 and is to be restructured in conjunction with the services in the Europe-Australasia trade lane.

•	US/Canada via Montreal-North Europe trade lane: CP Ships operates two services in partnership with OOCL under the St. Lawrence Co-ordinated Service which was established in 1981. The current agreement has recently been extended until 2015, as part of an agreement by both parties to order three new ships in total. Canada Maritime provides four ships and OOCL provides two ships.

      CP Ships generally charters space when it enters a new trade lane, if the anticipated economic benefits of deploying its own ships do not justify the size or risk of the investment or where CP Ships’ volumes in that particular trade lane are likely to be initially small. CP Ships regularly evaluates the potential for deploying its own ships in growing or new markets.

      CP Ships has restructured and rationalized its operations in many trade lanes, most frequently by combining with other carriers a larger number of independent services into jointly-operated services. These rationalized operations enhance service on the trade lanes by increasing frequency, expanding port calls, improving reliability and reducing costs.

Operations

Ships

      The following table lists the 78 ships owned and chartered by CP Ships as at 31st March 2002:

					Max.
			Nominal		Service
	Year		Capacity	Owned/	Speed	Ship
Ship	Built	Trade Lanes	(teu)	Chartered(1)	(knots)	Types(2)

TransAtlantic
Canmar Honour	1998	US/Canada via Montreal-North Europe	2800	Bareboat(3)	22	U
Canmar Pride	1998	US/Canada via Montreal-North Europe	2800	Bareboat(3)	22	U
Canmar Courage	1996	US/Canada via Montreal-North Europe	2300	Bareboat(3)	20	U
Canmar Fortune	1995	US/Canada via Montreal-North Europe	2300	Bareboat(3)	20	U
Cast Performance	1983	US/Canada via Montreal-North Europe	1900	Owned	20	U
Cast Power	1983	US/Canada via Montreal-North Europe	1900	Owned	20	U
Cast Progress	1986	US/Canada via Montreal-North Europe	2900	Owned	21	U
Canmar Trader	1991	US/Canada via Montreal-Mediterranean	1900	STC	19	U
Canmar Valour	1979	US/Canada via Montreal-Mediterranean	1000	Owned	19	U
Canmar Glory	1979	US/Canada via Montreal-Mediterranean	1000	Owned	19	U
Canmar Triumph	1978	US/Canada via Montreal-Mediterranean	1000	Owned	19	U
Canmar Victory	1979	US/Canada via Montreal-Mediterranean	1000	Owned	19	U
Canmar Bravery	1978	US/Canada via Montreal-Mediterranean	1700	Owned	19	U
Lykes Innovator	1997	US East Coast-North Europe	2800	STC	22	U
TMM Jalisco	1988	Gulf-North Europe	3300	Owned	21	U
Lykes Discoverer(4)	1987	Gulf-North Europe	3000	Owned	19	U
Lykes Explorer(4)	1987	Gulf-North Europe	3000	Owned	19	U
Lykes Liberator(4)	1987	Gulf-North Europe	3000	Owned	19	U
Lykes Navigator(4)	1987	Gulf-North Europe	3000	Owned	19	U
Lykes Motivator(4)	1990	Gulf-North Europe	3000	Owned	22	U
Lykes Ambassador	1987	Gulf-North Europe	3300	Owned	21	U
TMM Campeche	1989	Gulf-North Europe	3000	Owned	21	U
TMM Nuevo Leon	1994	Gulf-Mediterranean	2400	MTC	20	U
TMM Sonora	1994	Gulf-Mediterranean	2400	MTC	20	U
Contship Inspiration	1994	Gulf-Mediterranean	2400	MTC	20	U
Lykes Commander	1994	Gulf-Mediterranean	2400	MTC	20	U

					Max.
			Nominal		Service
	Year		Capacity	Owned/	Speed	Ship
Ship	Built	Trade Lanes	(teu)	Chartered(1)	(knots)	Types(2)

Australasian
Contship Action	1996	Europe-Australasia	2800	LTC	23	U
Contship Ambition	1996	Europe-Australasia	2800	LTC	23	U
Contship Nobility	1996	Europe-Australasia	2800	LTC	22	U
Contship Optimism	1996	Europe-Australasia	2800	LTC	22	U
Contship Romance	1996	Europe-Australasia	2800	LTC	22	U
Contship Vision	1996	Europe-Australasia	2800	LTC	22	U
Contship Auckland	1998	Ocean Star Round-the-World	2200	STC	21	G
Contship Rome	1998	Ocean Star Round-the-World	2200	MTC	21	G
Contship Washington	1998	Ocean Star Round-the-World	2200	MTC	21	G
Contship London	1997	Ocean Star Round-the-World	2200	MTC	21	G
Direct Condor	2000	US West Coast-Australasia	1700	STC	20	G
Direct Jabiru	2000	US West Coast-Australasia	1700	STC	20	G
Direct Kestrel	2000	US West Coast-Australasia	1700	STC	21	G
Direct Eagle	2000	US West Coast-Australasia	1600	STC	20	G
Direct Falcon	1999	US West Coast-Australasia	1700	STC	20	G
Direct Kiwi	1997	US West Coast-Australasia	1700	STC	20	G
Direct Kea	1998	US West Coast-Australasia	2200	MTC	21	G
Rotoiti	1977	TransTasman	800	Owned	16	Ro Ro
Rotoma	1976	TransTasman	1200	Owned	16	Ro Ro
Latin American
Contship Spirit	1997	North Europe-East Coast South America	2500	MTC	20	G
Lykes Eagle	2000	Gulf-East Coast South America	2100	Owned	22	G
TMM Tabasco	2000	Gulf-East Coast South America	2100	Owned	22	G
Lykes Falcon	1997	Gulf-East Coast South America	2100	MTC	21	G
Lykes Voyager	1995	Gulf-East Coast South America	2100	Owned	21	G
Columbia	1996	Gulf-Caribbean	1600	STC	20	G
Thermaikos	1996	Gulf-Caribbean	1600	STC	20	G
Puerto Limon	1996	Gulf-Caribbean	1500	STC	20	G
TMM Guadalajara	1994	Gulf-Caribbean	2100	Owned	21	G
Asian
Lykes Achiever	1987	Asia-Americas	3300	Owned	21	U
Hyundai Pioneer	1986	Asia-Americas	3000	STC	21	U
Lykes Challenger	1986	Asia-Americas	3300	Owned	21	U
TMM Hermosillo	1986	Asia-Americas	3300	Owned	21	U
Lykes Crusader	1998	Asia-Americas	1700	STC	20	G
Lykes Pathfinder	1997	Asia-Americas	1700	STC	20	G
Northern Delight	1994	Asia-Americas	1700	STC	19	G
Hansa Arendal	2001	Asia-Americas	1600	STC	21	G
Contship Champion	1994	Europe-India/ Pakistan	3500	STC	23	U
Contship Innovator	1997	Europe-India/ Pakistan	2900	STC	23	U
Indamex Nhava Sheva	1997	US East Coast-India	1700	STC	20	G
Indamex Malabar	1994	US East Coast-India	1700	STC	19	U
Indamex Liberty	1994	US East Coast-India	1500	STC	20	G
Indamex New York	1995	US East Coast-India	1500	STC	20	G
Other Markets
Lykes Energizer	1992	North America-South Africa	700	MTC	17	Ro Ro
Lykes Raider	1990	North America-South Africa	800	MTC	17	Ro Ro
Lykes Inspirer	1990	North America-South Africa	700	MTC	17	Ro Ro
Lykes Winner	1990	North America-South Africa	700	MTC	17	Ro Ro
Lykes Runner	1992	North America-South Africa	800	MTC	17	Ro Ro
Absalon(6)	1984	Break-bulk	1100	STC	17	BB
IBN Bassam(6)	1977	Break-bulk	400	STC	15	BB
Contship Canberra(7)	1998	Sub-charter	2200	LTC	21	G
Contship Noumea(7)	1998	Sub-charter	2200	LTC	21	G
TMM Sinaloa(7)	1987	Repositioning	3300	Owned	21	U

CP Ships’ total standing capacity			164,400

(1)	Bareboat charters are arrangements where the charterer becomes directly responsible for providing crew and costs relating to operation and maintenance. In contrast, under a time charter, the owner remains responsible for providing the crew and for certain repairs and maintenance costs. A short-term charter (“STC”) is a time charter of one year or less, medium-term charter (“MTC”) is a time charter more than one year but less than three years; and long-term charter (“LTC”) is a time charter three years or more. For each ship listed, the duration of the term is determined as from the date of entering into the charter.
(2)	Geared (“G”) ships have on-board cranes, while ungeared (“U”) do not. Roll-on Roll-off (“Ro Ro”) ships are designed to handle cargo that is driven on and off the ship, as well as containers that are lifted by cranes on or off the ship. Break-bulk (“BB”) ships handle containers and non-containerized cargo.
(3)	The Montrose and Montclare Ships to be purchased using a portion of the net proceeds of the Offerings.
(4)	Directly or indirectly owned U.S. flag ships, three of which are under the U.S. MSP Program. See “— Regulatory Matters — Maritime Regulation”.
(5)	One way voyage charters.
(6)	Ships not employed by CP Ships at 31st March 2002.

Ship Replacement Program

      CP Ships is currently mid-way through an $800 million ship replacement program, commenced in 2000, to replace a number of its chartered ships with owned ships. The replacement program follows the integration of various acquisitions during the 1990s and a comprehensive review of its ship fleet requirements, taking into account several key factors. First, CP Ships believes that it can reduce its costs over the medium to long-term by owning ships rather than chartering them. Second, a higher proportion of owned ships will reduce its exposure to volatility in operating costs from the charter market and therefore improve the stability of CP Ships’ expenses. Third, it is often difficult to charter ships with optimum characteristics for certain trade lanes at the time they are needed. Finally, new ship building prices at the time of ordering were at relatively favourable levels.

      The replacement ships will be medium-sized from 2000 to 4000 teu, which CP Ships believes to be the optimal size range for operations in regional markets. As at 31st March 2002, 12 used ships have been delivered. Commitments have been made to purchase 10 new ships, currently under construction in Asian shipyards, one further used ship and to enter into long-term (eight years) charters for a further six newly-built ships. Each new ship is specifically designed for its proposed trade. For example, two ships are ice-strengthened, three have the capacity to carry a significant number of refrigerated containers for temperature sensitive cargo and five are geared, enabling them to operate in ports without shoreside cranes. The ship replacement program remains on schedule with the first of five 3200 teu newly-built ships scheduled for deployment during the summer of 2002. The remaining nine new ships, one used ship, and six long-term charters are scheduled to be delivered by the middle of 2003 and, based on current fleet size projections, will increase the percentage of CP Ships’ owned fleet, including long-term charters, to approximately 75% of fleet capacity.

      Once the ship replacement program is completed in mid-2003, the number of owned ships in CP Ships’ fleet will have more than doubled compared to mid-2000, while the overall number of ships will have fallen slightly, due to restructuring and rationalization of services including replacing smaller slower ships with larger faster ships, mainly in the TransAtlantic and Australasian trade lanes. The ship replacement program will increase standing capacity by approximately 7%, which is consistent with historic growth rates in the global container trade. As a result of the program, CP Ships’ fleet under charter will decrease from approximately 70% of fleet capacity as at 30th June 2000, to approximately 25% of fleet capacity by mid-2003. In the meantime, CP Ships believes it is able to reduce ship costs on renewal of short-term charters by taking advantage of the currently depressed charter market. Once the ship replacement program is completed, CP Ships expects annual capital expenditures relating to ship purchases to decrease significantly.

      The following table illustrates the composition of CP Ships’ ship fleet by type of commitment excluding ships that are sub-chartered or repositioning:

Historical and Target Fleet Size(1)

	Adjusted(2)		Adjusted(2)		2003 Target Fleet after
	fleet as at		fleet as at		Completion of the Ship
	30th June 2000		31st March 2002		Replacement Program

	Ships	% Capacity	Ships	% Capacity	Ships	% Capacity

Owned(3)	21	28%	29	43%	46	77%
LT Charter	12	19%	6	11%	—	—
MT Charter	4	8%	14	17%	8	6%
ST Charter	40	45%	26	29%	18	17%

Total	77	100%	75	100%	72	100%

(1)	The proportion of capacity in each category of ship within the overall fleet is based on the standing capacity for each class of ships. The fleet at 31st March 2002 includes 12 ships already delivered to CP Ships under the ship replacement program.
(2)	The adjusted fleet at 30th June 2000 and at 31st March 2002 excludes voyage charters, ships which are repositioning and ships which are not currently employed in CP Ships’ services and are sub-chartered out.
(3)	Owned ships include four ships held on bareboat charter and, as at 30th June 2000, four long-term chartered ships owned by certain U.S. trusts, the beneficial interest in which was purchased by CP Ships in September 2001 and, on completion of the ship replacement program, six long-term (8 year) time charters.

     A summary of CP Ships’ ship replacement program is set out in the table below.

Purchase	No.	Size (teu)	Target Delivery

Used	8	3000-3300	Delivered
Used	4	2100	Delivered
Long-term time charter	6	4100	1st half 2003
New	3	4100	End 2002
New (ice strengthened)	2	4100	2nd half 2003
Used	1	2300	3rd quarter 2003
New (geared)	5	3200	2nd half 2002/1st half 2003

Total	29

Containers

      CP Ships operates the following fleet of containers with a total capacity of approximately 348,000 teu as at 31st March 2002:

Container Type	Owned(1)	Leased	Total

	(teu)	(teu)	(teu)
Standard	137,000	179,000	316,000
Specialized(2)	5,000	27,000	32,000

Total	142,000	206,000	348,000

(1)	Includes owned containers as well as those subject to finance leases and the Container Sale and Leaseback.
(2)	Includes temperature-controlled and other specialized units.

     Between 1993 and 2001, CP Ships invested $145 million in the acquisition of new containers. Currently, 41% of CP Ships’ container fleet is owned or held under finance leases or sale and leaseback arrangements. CP Ships’ believes that owning containers is generally less expensive than hiring them under short-term leases. However, short-term leases provide CP Ships with the ability to reduce or otherwise adjust its container fleet in response to changing trade conditions or container imbalances in specific trade lanes. CP Ships’ long-term objective is to increase the proportion of owned containers in its fleet to approximately 70%, although CP Ships currently has no significant commitments to purchase containers.

Montreal Terminals

      CP Ships operates terminal facilities on two of the three terminal properties at the Port of Montreal, Quebec. These properties are leased from the Port of Montreal under leases expiring at the end of 2002 and 2003. CP Ships and the Port of Montreal have agreed in principle to enter into new leases subject to definitive documentation being executed. There can be no assurance such leases will be consummated. In 2001, CP Ships invested over $7 million in terminal equipment for the Montreal terminal operations, completing $50 million of capital investment in those facilities over five years. The main container handling equipment at the Montreal terminals comprises nine ship-to-shore gantry cranes, 14 rubber tired gantry cranes, 20 front-end loaders and 64 yard tractors.

Other Property

      CP Ships has offices throughout the world, including its head office in London, UK and major offices in Tampa, Florida and Montreal, Quebec. In addition, CP Ships has other assets used in its business, such as furniture and fixtures, information systems hardware and software, leasehold improvements and motor vehicles, none of which are individually material.

Group Shared Services

      Since 1996, CP Ships has achieved significant operating efficiencies by combining the management of various decentralized services, including container fleet, inland transport, marine operations, marine terminals, administration, information systems and insurance and risk management. CP Ships expects to achieve additional cost savings and operating efficiencies as it continues to consolidate these shared services through further reorganization and integration of its container fleet, inland transport functions, and administrative activities, all of which will be supported over time by new information systems.

      Container Fleet — Provision and Management. CP Ships operates with a single company-wide container fleet. CP Ships acquires containers either by direct purchase from container manufacturers or through short, medium or long-term leasing arrangements with leasing companies. Purchasing and leasing activities are fully centralized in order to achieve cost savings through greater purchasing power. Empty positioning and other aspects of container management are performed by regional units, which implement a centrally developed strategy.

      Inland Transport. The main regions where CP Ships provides a high volume of inland transport services are Europe and North America. Inland transport activities include the planning, execution and management of mainly outsourced rail, truck, feeder ship and barge services used to transport containers between ports and customer warehouses or inland depots or plants. Inland transport movements are planned and executed through a network of local operational offices located throughout Europe and North America under regional direction.

      CP Ships believes that it can achieve further efficiencies by continuing to combine its volume of inland transport management at a regional and local level. As a result, regional inland transport activities in Europe are managed from operating centres in the UK, Germany, Belgium, France and Italy. In North America, inland transport activities are managed from operating centres in Montreal, Quebec and Tampa, Florida.

      Marine Operations. Marine operations include ship procurement (including time charters) and deployment, marine fuel purchasing, the contracting and control of ship management services and the negotiation of marine terminal contracts. CP Ships provides many of these services centrally to all of its brands in order to achieve economies of scale, with regional and local resources employed as appropriate. Marine fuel is available from a large number of suppliers throughout the world.

      CP Ships does not directly employ any sea-going staff. Instead, it contracts with independent ship managers who provide crew for its owned and bareboat chartered ships. A bareboat charter is broadly equivalent to ownership but for a set period of time and involves the leasing of a ship only, with the charterer providing the crew and paying all operating costs including repairs and maintenance. A time charter, which typically is for a shorter duration than a bareboat charter, includes crew provided by the owner. Under the control of CP Ships, the ship managers also supervise ship maintenance, dry-docking and technical management according to an agreed budget and agreed ship maintenance policies and procedures, and co-ordinate compliance with relevant legislation and regulation.

      Marine Terminals. CP Ships focuses on marine terminal operations in several ways. First, it aims to combine volume from its various trade lanes and services through common ports, where commercial, economic and operational factors allow. Second, the marine operations group negotiates stevedoring and marine terminal contracts using total volume to secure competitive pricing. Third, CP Ships operates marine terminals in Montreal, Quebec where it has improved operating efficiency and service reliability through a recently completed capital investment program of $50 million in new cranes, terminal equipment and infrastructure improvements.

      CP Ships may actively pursue or participate in initiatives to improve upon its existing terminal arrangements with independent port and terminal companies where volumes, scale of operations and other economic factors justify focus. For example, in late 1999, CP Ships concluded a long-term agreement with Hesse-Noord Natie, an Antwerp-based stevedore company, whereby it has committed all its volume to secure priority berthing, ample terminal space and reduced cost at a planned new terminal at the Port of Antwerp.

      Administration. CP Ships is continuing to aggregate back-office activities including export and import documentation, receivables, payables and other accounting services, payroll and general administrative activities. Service centres are being established across Europe and elsewhere under regional management to replace several individual offices and provide centralized documentation and certain accounting functions. CP Ships intends to set up similar centres in other regions over the next 18 months.

      Information Systems. CP Ships is currently in the process of developing a single company-wide system as a replacement for the diverse operational information systems it inherited with its various acquisitions. This will include standardization of CP Ships on a single financial system platform. An SAP accounting system has been successfully implemented in the Cast organization and the results are under evaluation before further rollout is made across the group. In the meantime, CP Ships is reducing the number of separate operational and financial information system functions across its organization in order to achieve better operating efficiencies. Centrally-managed application development and technical support will provide effective cost control and support common information technology (“IT”) processes across the group. Two major data centres, located in the UK and in the U.S., will support IT hardware and software for all corporate systems.

      Implementation efforts continue within several of the lines to enhance capabilities with GT Nexus, an industry e-commerce portal. The portal covers rate requests, sailing schedule queries, documentation submissions and shipment tracking functions. These efforts complement internal e-commerce projects.

      Insurance and Risk Management. CP Ships provides centrally managed insurance, risk management and claims support services with centres in Europe, North America and Australia.

Sales and Marketing

Brands

      CP Ships serves its customers through six distinct brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Lykes Lines and TMM Lines. CP Ships believes that its brands are recognized in the industry for their distinct service offering, strong operating performance and superior customer relations. In 2001 and 2000 all of CP Ships’ brands were recognized for service excellence within the container shipping industry. For example in 2001, CP Ships’ brands received the Australian Quality Council Gold Level Australian Business Excellence Award, the Canadian International Freight Forwarders Association’s Best Overall Ocean Carrier of Year, Best Mediterranean Carrier of the Year and Best European Carrier of the Year awards; Logistics Management and Distribution Report’s Quest for Quality Award and the LLP Liner Analysis Award for schedule reliability. In 2000 CP Ships’ brands received the Achievement Award, the highest award granted to any company by the New Zealand Business Excellence Foundation; the Australian Quality Council Award for business excellence; the Canadian International Freight Forwarders Association Carrier of the Year award; Logistics Management and Distribution Report’s Quest for Quality award; International Freighting Weekly’s UK Shipping Line of the Year Award and Lloyds List Daily Commercial News Awards for Customer Service and Schedule Reliability.

Sales

      Sales and marketing activities are organized around the individual brands, reinforcing CP Ships’ strategy of maintaining and strengthening its brands within its regional markets. CP Ships’ policy is to have its own sales and marketing organizations based, in the large majority of locations, in its principal markets. It has over 200 sales and marketing offices.

      Each brand contracts separately with third party sales agents in smaller, developing or new markets. Third party agency arrangements may comprise “full service” agreements (including sales, marketing, customer service and back-office) or may be functionally specific, for example covering sales and marketing activities or back-office services.

      CP Ships recently formed a Global Accounts group to manage sales, marketing and customer support relationships with large global customers with activities in many trade lanes. This initiative was undertaken in order to offer tailored regional coverage on a global scale thereby capitalizing on the capabilities of the regional management teams and market knowledge.

Trademark and Licences

      CP Ships does not rely on the licensing of intellectual property belonging to other companies in marketing its brands other than in respect of certain “CP” related trademarks which are owned by the successor of Canadian Pacific, Fairmont Hotels & Resorts Inc., and licensed to CP Ships.

Customers

      CP Ships has three types of customers: exporters, importers and intermediaries. Exporters include a wide range of enterprises, from global manufacturers (including the major automotive companies that may ship thousands of teu annually) to small family owned businesses (which may ship just a few teu each year). Importers are usually the direct purchasers of goods from exporters but may also comprise sales or distribution agents or may be the receiver of the containerized goods at the final point of delivery. Intermediaries act as agents for exporters and importers, performing a range of duties such as rate negotiation, bookings, documentation, insurance, customs clearance, billing and payments, inland transport, warehousing and container tracking services which would otherwise be part of the carrier’s door-to-door service. Intermediaries usually receive a commission from the carrier as well as from customers for performing these activities. Commissions paid to intermediaries by carriers generally range from 1.5% to 2.5% of the shipping contract value, although they may sometimes be paid on a fixed fee basis, typically in the range of $25 to $35 per teu.

      Normally one party involved in a shipment — the exporter, the importer or the intermediary — controls the selection of the carrier with such control usually depending on the terms of sale in the contract between an exporter and an importer. The extent to which exporters, importers or their intermediaries control carrier selection varies depending on the trade lane involved.

      CP Ships markets its services to exporters and importers at both ends of the trade lane. By providing comprehensive sales coverage in this way, CP Ships builds knowledge about its customers (and other parties involved in the shipment), enhances its customer relations, builds brand loyalty and preserves market share. It also carries out regular marketing surveys to evaluate customer satisfaction with its services and establishes benchmarks for its services derived from its main competitors. Key performance criteria include an assessment of CP Ships’ service offerings, the level of service quality delivered, as well as other measures including the competitiveness of its freight rate quotations and the timeliness and accuracy of its documentation and invoicing. In CP Ships’ view, based on industry and company customer surveys, customers expect to receive from carriers reliable, consistent and cost-effective ocean and inland transport services, schedule reliability, container availability and problem solving. CP Ships reviews the results of these surveys to continuously improve the quality and range of service offerings.

      General practice within the container shipping industry is to provide standard credit terms to the party that is responsible for paying the transportation charges. The amount of credit and the credit period depends on a number of factors including the customer’s financial status, its credit history with the carrier, the frequency and size of its shipments and overall size and type of business. CP Ships’ credit terms are consistent with general industry practice.

      CP Ships has a diverse customer base. In 2001, CP Ships’ top ten customers accounted for approximately 9% of volume or 6% of revenue. The single largest customer accounted for approximately 2% of volume or 1% of revenue in 2001.

Competition

      The container shipping industry is highly competitive. While the world’s top 20 carriers, by capacity, control 57% of global container capacity, the industry remains highly fragmented with over 500 carriers operating world-wide. Within the trade lanes it serves, CP Ships competes against a wide range of global, regional and niche carriers. However, CP Ships participates in joint service agreements with other container shipping companies in nearly all of its trade lanes.

      Global carriers generally deploy significant ship capacity and operate extensive service networks in most trade lanes in the major East-West markets, as well as in selected regional markets. These carriers generally deploy large ships and serve major ports with direct calls and other ports through transhipment over regional hubs. Global carriers that compete with CP Ships include Hapag Lloyd, Maersk Sealand, Mediterranean Shipping, Orient Overseas Container Line and P&O Nedlloyd.

      Regional carriers generally focus on a number of smaller trade lanes within the major East-West markets, or within regional markets such as Australasia, Africa, Latin America and India. These carriers tend to offer direct services to a wider range of ports within a particular market than global carriers. Regional carriers that compete with CP Ships include Compania Sudamericana de Vapores, Hamburg Sud, Shipping Company of India and United Arab Shipping Company.

      Niche carriers are similar to regional carriers but tend to be even smaller in terms of the amount of ship capacity they operate and the number and size of the markets they cover. Niche carriers that compete with CP Ships include Atlantic Container Line, Dole Fruit, Kien Hung, Samudera and Seaboard Marine.

      Many of CP Ships’ competitors are also involved in other transportation businesses such as logistics, dry and liquid bulk shipping and intermodal transport. In addition, other competitors are also involved in unrelated industries such as oil exploration, travel services and retail. As part of its strategy, CP Ships concentrates exclusively on container shipping. CP Ships believes that such specialization allows management to better plan for, and quickly respond to, what are often rapidly changing economic, political and trade conditions in the industry.

Employees

      The number of employees of CP Ships at 31st March 2002 was approximately 4,150 with 43% of the staff located in North America, 43% in Europe and the balance mainly in Australasia and South America. CP Ships’ employees are divided by function almost evenly between (i) sales and marketing, (ii) customer service, (iii) shared services and (iv) administration and accounting, with the head office of CP Ships accounting for less than 1% of the total. Employees engaged in shared services include those responsible for container fleet management, co-ordination of inland transport services, certain IT functions, insurance and risk management and marine operations such as ship procurement, marine fuel purchasing, ship management services and the negotiation of marine terminal contracts.

      Less than 3% of CP Ships’ employees are employed under collective bargaining agreements. CP Ships believes that its relations with employees are good. CP Ships further believes that the material terms of its collective bargaining agreements and other terms of employment are customary for the industry, as are the classification of its employees and the geographic locations covered by such agreements.

Insurance

      CP Ships maintains insurance policies to cover risks related to physical damage to its ships and ship equipment, other equipment (such as containers, chassis, terminal equipment, trucks) and properties, as well as third party liabilities arising from the carriage of goods and the operation of ships and shore-side equipment, and general liabilities which may arise through the course of its normal business operations.

      CP Ships’ owned ships are insured with a group of major insurance companies for physical damage, including war and terrorist risks, and total loss up to their full individually declared values on an annual basis. The declared value of the ship is the assessed market value of the ship. A further 25% of the value is also covered under an “increased value” policy, in order to meet additional expenses that might arise from the total loss of a ship. Although it is normal for this coverage to be placed annually, CP Ships is currently mid-way through a three-year policy. In addition, owned ships calling in areas identified by the marine insurance market as specified war risk zones are temporarily covered for war risks by declaration and payment of an additional premium. Under its charter agreements, CP Ships is required to pay additional premiums when its chartered ships call in a war risk zone. The list of war risk areas was expanded as result of underwriters’ perception of increased risk following the terrorist attacks on 11th September 2001, the identification of the responsible parties and the subsequent conflict in Afghanistan.

      Protection and Indemnity Insurance (P&I) provides cover for: third party claims arising from the carriage of goods including loss or damage to cargo; claims arising from the operation of owned and chartered ships including injury or death to crew, passengers, or other third parties; claims arising from collisions with other ships; damage to other third-party property; pollution arising from oil and other substances; and salvage and other related costs. CP Ships’ P&I cover is divided between two respected P&I Clubs, both of which are members of the International Association of P&I Clubs. Members of this association arrange a pooling insurance and a substantive re-insurance program, and insure approximately 90% of the world’s ocean-going merchant fleet. Members of P&I Clubs are subject to calls payable to the association based on the member’s claim record as well as the claim records of all other members of the association. The sum insured by P&I cover is up to approximately $4.25 billion per incident. CP Ships’ equipment fleet (containers and chassis) is insured in the Lloyd’s and London Companies market for physical damage, including war risks, and liabilities arising thereunder. The terminals in Montreal are insured for such risks with the TT Club, the world’s largest insurer of terminals.

      As a result of the significant insurance losses incurred in the 11th September 2001 attacks and related concern regarding terrorist attacks, the world’s insurance markets increased premiums and reduced or restricted cover for terrorist losses generally. Accordingly, premiums payable by CP Ships for terrorist cover have increased substantially and the level of terrorist cover has been significantly reduced.

      CP Ships also maintains additional insurance policies to cover a number of other risks including: strikes and delays; liability arising from documentary or procedural errors and omissions; workers compensation; motor fleet; office buildings; directors’ and officers’ liability; and general liabilities. CP Ships believes that the types and amounts of insurance coverage it currently maintains are in line with customary practice in the international container shipping industry and are adequate for the conduct of its business.

Regulatory Matters

      CP Ships’ operations are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the ships operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are subject to revision, it is difficult to predict the continuing cost of compliance with such conventions, laws and regulations, the impact thereof on the resale price or useful life of ships or on business operations. Various governmental and quasi-governmental agencies require holding certain permits, licenses and certificates with respect to marine operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of its owned ships will depend upon a number of factors, CP Ships believes that it has been and will be able to retain or obtain all permits, licenses and certificates material to the conduct of its operations.

Maritime Regulations

      United States. In the U.S., carrier operations of CP Ships serving U.S. ports are subject to the provisions of the Shipping Act of 1984 (the “Shipping Act”), as amended by the Ocean Shipping Reform Act of 1998 (“OSRA”). Among other things, the Shipping Act confers immunity from antitrust laws for certain co-operative agreements between ocean common carriers operating in the U.S. The most common types of agreements are slot exchange agreements, whereby carriers share space on each others’ ships, and rate discussion agreements, in which carriers may co-ordinate, discuss and voluntarily agree on ocean freight rates and charges and other terms and conditions of service (collectively, “Carrier Agreements”). Adherence to decisions reached in such discussion agreements is purely voluntary. To receive an antitrust exemption, Carrier Agreements must be filed with the U.S. Federal Maritime Commission (“FMC”). Under the Shipping Act, as amended, carriers serving U.S. ports may offer transport services to customers either through semi-confidential service contracts or through publicly available tariffs. The Shipping Act requires carriers to publish their tariff rates and certain service contract terms electronically to allow public internet access. Carrier operations of CP Ships via U.S. ports are subject to Shipping Act and FMC regulatory requirements relating to carrier agreements, tariffs, and service contracts. Civil penalties of up to $30,000 per violation can be imposed on carriers that fail to adhere to these statutory and regulatory requirements.

      The past decade has witnessed a shift to discussion agreements from traditional conference agreements. Unlike discussion agreements which reach decisions on a voluntary adherence basis, conference agreements make binding decisions on the basis of voting (subject to defined rights of individual members to deviate from certain collective rate actions) and the conference publishes tariffs and offers group service contracts, in both cases setting forth agreed rates, terms and conditions of transportation applicable to conference members.

      Under the U.S. Maritime Security Act of 1996, U.S.-documented ships that are operated in a common carrier service are eligible to apply for an annual subsidy payment (“MSP Program”). Three of the U.S. flag Pacific Class ships indirectly owned by CP Ships are enrolled in the MSP Program, and these ships receive an annual subsidy payment of approximately $2 million per ship. Although the MSP Program continues until 30th September 2005, funding for the MSP Program must be approved by U.S. Congress on an annual basis. As a pre-condition to receipt of the annual subsidy payment under the MSP Program, the operator or charterer of the ships must enter into an emergency preparedness agreement with the U.S. Secretary of Transportation. Accordingly, a subsidiary of CP Ships has entered into such an agreement with the U.S. Secretary of Transportation pursuant to which such subsidiary agrees to make its ships, capacity in ships, intermodal systems and equipment, terminal facilities, management service and related service available to the U.S. government in the event of war, national emergency or when the U.S. Secretary of Defence determines it to be necessary for national security.

      Following the terrorist attacks on 11th September 2001, the U.S. Government adopted certain measures to improve security at various U.S. ports and with respect to cargo movements to and from the U.S. The Congress and federal agencies are continuing to review the possibility of imposing additional security related measures. It is possible that some of these measures could adversely affect the efficiency of operations of CP Ships or result in additional costs. It is as yet too early to determine with any precision the nature and extent of the measures that may be adopted in the U.S.

      Canada. In Canada, the Shipping Conferences Exemption Act, 1987 (“SCEA”) exempts certain shipping conference practices, such as agreeing to terms and prices by way of published tariffs or service contracts, pooling volumes, and exchanging market data with the objective of achieving trade stability, from the provisions of the Competition Act. This allows for partial anti-trust immunity provided that, among other things, on request a shipping conference is required to meet, notify and discuss issues which arise with the Canadian Shippers Council.

      Recent amendments to SCEA include provisions (a) permitting conference carriers to offer individual confidential service contracts, (b) permitting carriers to file rates and tariffs electronically, (c) providing for penalties of C$10,000 per offence, and (d) reducing the notice period for independent action from fifteen to five days. In general, these amendments brought the Canadian regulatory environment closer to U.S. and European regulation.

      European Union. The European Union (“EU”) recognizes traditional conferences but not discussion agreements. In the EU, CP Ships is affected by the regulations under the Treaty of Amsterdam (formerly the Treaty of Rome) (“Treaty”). Under the Treaty, CP Ships is subject to European Community (“EC”) Regulation 4056/86 (“Reg. 4056/86”) and EC Regulation 823/00 (“Reg. 823/00”).

      Under Reg. 4056/86, carriers are entitled to give effect to rate fixing agreements in relation to the ocean carriage of cargo to and from the EU (and the European Economic Area) member states. This is in derogation of the fundamental prohibition of cartels imposed by Article 81 of the Treaty. Such derogation is subject to certain qualifications. These permitted rate fixing agreements relate to specific trade lanes. They are known as “liner conferences”. Many of CP Ships’ liner services are members of the relevant liner conferences, primarily in the trade lanes between North Europe and Canada, and between Europe and Australia, New Zealand, South America and India/ Pakistan. Recent changes being discussed by the EC may affect the procedures relevant to Reg. 4056/86. These changes, intended to be implemented in 2003, would transfer the burden of testing compliance with Reg. 4056/86 and Article 81 of the Treaty, and the application of exemptions under Article 81, from the Commission to a self-assessment regime open to verification by interested parties (at the national court level or with the EC) or by the EC itself.

      Reg. 823/00, known as the “consortia” regulation, permits carriers trading to and from the EU to co-ordinate, subject to certain conditions, the operation of their ships in particular trade lanes, in order to promote greater efficiency in the optimising and scheduling of shipping capacity. Such permitted co-ordination is subject to certain qualifications and is distinct from, and must not include, freight rate fixing agreements (as permitted by Reg. 4056/86). CP Ships participates, world-wide, in a number of such arrangements, several of which are subject to Reg. 823/00 by reason of trade to and from EU member states.

      Australia. In Australia, Part X of the Trade Practices Act 1974 (“TPA”) provides registered liner cargo shipping conference agreements with exemptions from provisions of the TPA which would otherwise prohibit contracts or arrangements to lessen competition and corporations engaging in the practice of exclusive dealing. These exemptions allow conferences to agree upon freight rates, pool earnings and costs, rationalize capacity and restrict new entrants to the conference agreement.

      Recent amendments to Part X include the extension of exemptions relating to rate setting to “terminal to terminal” type shipping negotiations, the extension of Part X to cover inward conferences, the increase in the powers of the Minister of Transport and the Australian Competition and Consumer Commission to resolve anti-competitive conduct, a requirement that closed conferences accept new members in certain circumstances and allowing shipping conferences to negotiate collectively with stevedores for the provision of stevedoring services to member lines of those conferences.

      Recent developments in anti-trust immunities. The anti-trust immunities described above have historically been justified on the grounds that they are necessary to assure shippers of stable freight rates and reliable scheduled liner shipping services. These immunities have been in place in various forms for many years in the United States, Canada, European Union and Australia. However, they have been gradually eroded and narrowed through legislative and regulatory amendments and court decisions. For example, in 1998 the OSRA introduced measures designed to increase the level of competition in the United States between carriers. In 2001, amendments to the SCEA contained changes similar to those found in the OSRA and which were also designed to increase competition in Canada between carriers. Three decisions issued by the European Court of First Instance on 28 February 2002 held that the immunities contained in EC Reg. 4056/86 apply only to port to port services, and do not permit fixing of tariffs for the inland leg of intermodal services.

      In May 1999, the Secretariat of the Organisation for Economic Co-operation and Development (the “OECD”) published a report entitled “Discussion document on regulatory reform in international maritime transport”. The report recommended, among other things, that agreements among carriers to set common rates should no longer receive automatic antitrust immunity or exemption.

      In April 2002, the OECD Secretariat published its final report entitled “Competition Policy in Liner Shipping” (the “OECD Report”) which, among other things, concluded that there is no evidence that the liner shipping industry needs to be protected from competition by anti-trust immunity for price-fixing and rate discussions, and that there is no evidence that the conference system leads to more stable freight rates or more reliable shipping services than would be the case in a fully competitive market. The OECD Report concluded that countries should (i) seriously consider removing anti-trust exemptions for common pricing and rate discussion and (ii) have the discretion to retain exemptions for other operational arrangements relating to liner shipping so long as these did not result in excessive market power. The container shipping industry has disputed many of the factual findings contained in the OECD Report and is vigorously opposing the implementation of its recommendations.

      In February 2002 the European Commission, noting the Draft OECD Report (published in November 2001 prior to the OECD Report), announced that it would study, and re-assess the justifications for, the existing exemptions for liner conferences provided in EC Reg. 4056/86. This is the first time that EC Reg. 4056/86 has been formally reviewed by the European Commission since enactment of the Regulation in 1986.

Environmental Regulations

      United States. In the U.S., ship operators are subject to a number of federal and state laws and regulations with respect to protection of the environment in the course of ship operations in U.S. trade lanes. The primary laws are the Oil Pollution Act of 1990 (“OPA 90”) with respect to oil spill liability, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with respect to spills or releases of hazardous substances, the Federal Water Pollution Control Act (“FWPCA”), also called the Clean Water Act, and the National Invasive Species Act of 1996 (“NISA”) with respect to ballast water management.

      Under OPA 90, ship owners, operators, and bareboat charterers are deemed “Responsible Parties” and are jointly, severally and strictly liable for all removal costs and other damages caused by oil spills from their ships. Although OPA 90 is primarily directed at oil tankers (which CP Ships does not operate), it also applies to non-tanker ships with respect to the fuel carried on board the ships. OPA 90 limits the liability of non-tanker owners to the greater of $600 per gross ton or $500,000 per discharge, which may be adjusted periodically for inflation. The liability limits do not apply if the incident was caused by the Responsible Party’s gross negligence, wilful misconduct, or a violation of an applicable federal safety, construction, or operating regulation. In addition, the liability is not limited if the Responsible Party fails to report the oil spill or fails to cooperate or comply with a removal order.

      OPA 90 requires all Responsible Parties to establish and maintain evidence of financial responsibility sufficient to meet the maximum liability to which it could be subject under OPA 90. Financial responsibility may be established by any combination of the following: evidence of insurance, surety bond, guarantee, letter of credit, qualification as self-insurer or other evidence of financial responsibility. CP Ships believes that it has sufficient insurance with its P&I Clubs to cover damages that might arise under OPA 90. However, OPA 90 specifically preserves state law liability and remedies, whether by statute or common law; state law liability is not subject to the OPA 90 limitations of liability. Some states have enacted legislation providing for unlimited liability for oil spills both in terms of removal costs and damages. As such, overall liability under state law for a spill is virtually unlimited, and could theoretically exceed CP Ships’ available insurance coverage in the case of a catastrophic spill.

      CERCLA governs spills or releases of hazardous substances other than petroleum, natural gas, and related products. CERCLA imposes strict and joint and several liability on the owner or operator of a ship, vehicle or facility from which there has been a release, as well as other responsible parties. Spills or releases could occur during shipping, land transport, terminal or other transport-related operations. Damages may include removal costs, natural resource damages, and economic losses without regard to physical damage to a proprietary interest.

      The Clean Water Act prohibits the discharge of oil or hazardous substances and imposes strict liability in the form of penalties for damages and remedial costs. The Clean Water Act now serves largely to provide backup coverage with respect to remedial costs to the more recent OPA 90 and CERCLA.

      NISA was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters calling for voluntary mid-ocean ballast water exchange, retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the U.S., or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers, including CP Ships.

      Canada. In Canada, shipowners are faced with a number of Canadian federal and, concurrently, provincial environmental laws which do or may apply to shipping operations and related activities in Canadian waters. The federal laws include the Marine Liability Act, Canada Shipping Act, Canadian Environmental Protection Act and Fisheries Act. The Marine Liability Act (“MLA”) gives effect to the International Convention on Civil Liability for Oil Pollution Damages, 1969 and the International Convention on the Establishment of the International Fund for Compensation for Oil Pollution Damage as amended by protocols in 1976 and 1992. The MLA imposes liability on the shipowner for oil pollution damage and for costs and expenses to prevent, repair, remedy or minimize that pollution. Unless the pollution results from a personal act or omission of the shipowner committed with intent to cause the pollution, or recklessly and with knowledge that pollution damage would probably result, the maximum liability of the shipowner is limited to 3,000,000 International Monetary Fund Special Drawing Rights per ton of the ship’s gross tonnage for the first 5,000 tons and 420 Special Drawing Rights per subsequent ton to a maximum of 59,700,000 Special Drawing Rights. The law requires that certificates of insurance or other security be issued in respect of each ship. All of CP Ships’ owned ships carry such certificates.

      The Canada Shipping Act, Canadian Environmental Protection Act and Fisheries Act and comparable provincial laws, prohibit dumping of deleterious substances at sea which would adversely affect the fishery and other aspects of the environment. These statutes can be publicly or privately prosecuted and in some cases create a civil cause of action. Common law causes of action may also be available for those affected by acts of pollution.

      The Racine and Cast terminals in Montreal are subject to various federal and province of Québec environmental laws. The Québec Environment Quality Act imposes liability jointly and severally on all persons who have ownership, custody or control over contaminants and persons responsible for emission, deposit or discharge of any contaminant.

      Australia. Australian law governing marine pollution from ships takes the form of domestic enactment of international conventions. The Commonwealth, the States and the Northern Territory of Australia have all legislated to give effect to some of the conventions listed below, but there is no uniformity between the various jurisdictions. Different jurisdictions have given effect to different conventions in different ways. The core of MARPOL 73/78 (referred to below) has been adopted in Australia by the Protection of the Sea (Prevention of Pollution from Ships) Act, 1983 (“PSA”). All of the States of Australia and the Northern Territory have their own legislation implementing Annex I and II of MARPOL.

      Effective as at October 2001, the PSA was amended to include provisions: (a) requiring ships of 400 tons or more, or certified to carry 15 or more persons, to have a shipboard waste management plan and to carry and maintain a garbage record book; (b) expanding incident reporting requirements so that ships of 15 metres or more must report any incident that affects the safety of the ship having the potential to result in the pollution. (Previously reporting was required in respect of an incident only when there was a probability of pollution.) and (c) empowering surveyors to require a ship to discharge waste in port, where it becomes clear that the ship would have to discharge some waste at sea before reaching its next port of call.

      The Commonwealth and State Acts implementing Annex I and II of MARPOL (a) prohibit the discharge of oil or an oily mixture into the sea subject to certain exceptions; (b) impose a duty to report certain incidents involving oil or an oily mixture; and (c) require all Australian tankers or ships over 400 GRT (Gross Registered Tonnage) to maintain an oil record book according to the regulations outlined in those Acts. A maximum penalty of A$1.1 million can be imposed against the owner of a ship and A$220,000 against the master of a ship for breaches of the Acts. In New South Wales, forthcoming legislation will increase the maximum penalties for pollution from A$220,000 to A$500,000 for individuals and from A$1.1 million to A$10 million for corporations. The proposed new penalties will be the highest fines in Australia for marine oil and chemical spills.

      The International Convention on Civil Liability for Oil Pollution Damage, 1969 (known as CLC), as amended by Protocols dated 1976, 1984 and 1992, was implemented by the Commonwealth by enactment of the

Protection of the Sea (Powers of Intervention) Act, 1981. The Dumping Convention was implemented by the Commonwealth by enactment of the Environment Protection (Sea Dumping) Act, 1981. That Act was amended in 1994 to give effect to Australia’s obligations under the Protocol for the Prevention of Pollution of the South Pacific Region by Dumping (“SPREP”) Protocol. Legislation was passed in 1993 to give effect to the Fund Convention in Australia. The Protection of the Sea (Oil Pollution Compensation Fund) Act, 1993 provides for who is to contribute to an international oil pollution compensation fund, how much they must contribute and how such contributions are to be completed.

      The Protection of the Sea (Civil Liability) Amendment Act, 2000 provides that: (a) ships over 400 GRT will be required to have appropriate insurance in place to meet liabilities arising from pollution damage caused by the discharge of oil; and (b) a breach of this Act will result in a strict liability offence which carries penalties of up to A$55,000.

      International. Globally, the International Maritime Organization (“IMO”) has adopted MARPOL 73/78, which relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Compliance with MARPOL is not yet mandatory. However, CP Ships endeavours to comply with all materially relevant provisions of the convention.

      The IMO adopted the International Convention for the Safety of Life at Sea or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS standards are revised periodically. CP Ships believes that all ships, either owned or chartered by it, comply with SOLAS standards. SOLAS also incorporates the International Safety Management Code (“ISM”). The ISM requires, among other things, ship operators to implement environmental and safety management systems. CP Ships has obtained ISM accreditation for all its owned ships and for the management companies operating those ships.

      The majority of CP Ships’ marine operations activities has been awarded accreditation under the ISO 14001 Environmental Management Code. The purpose of ISO 14001 accreditation is to ensure that all company marine operations activities which relate to the environment conform to all materially relevant international conventions, national and local laws and regulations and create the framework required to continuously improve directly or indirectly related internal processes, procedures and activities. Accreditation of CP Ships’ remaining marine and terminal operations is expected during the course of 2002.

      All of CP Ships’ owned and chartered ships operate under the International Ship Management Code’s standard of safe operations. CP Ships’ owned ships are registered with internationally recognized Classification Societies including Lloyds, Bureau Veritas, ABS, and DNV. The principal purpose of Classification Societies is to provide objective and independent confirmation to the insurance underwriters that ships are being maintained to the standards that are considered appropriate to minimize claims on underwriters. A beneficial by-product of the activities of Classification Societies is to provide reassurances to owners and others with a financial or other interest in those ships that they are being regularly surveyed and properly maintained.

Legal Proceedings

      CP Ships is from time to time engaged in litigation incidental to its business. CP Ships can be exposed to litigation relating to, among other things, claims associated with the carriage of goods, such as damaged and lost goods or delayed delivery. CP Ships believes that industry specific insurance and the claims handling procedures that it maintains are adequate to protect it against such claims. Although any litigation, proceeding or investigation has an element of uncertainty, CP Ships believes that the outcome of any pending or threatened proceeding, lawsuit or claim, or all of them combined, will not have a material adverse effect on its business, financial condition or results of operations. The only material litigation in which CP Ships is currently involved follows the cancellation by one of its subsidiaries of a stevedore contract at the Port of Zeebrugge in Belgium which is more fully described below.

      In 1994, Cast Agencies Europe Limited (“Cast Agencies”), a subsidiary of CP Ships, entered a 15 year agreement with Seaport Terminals/ Flanders Container Terminal NV (“FCT”), a stevedore, to use FCT’s terminal at the Port of Zeebrugge. FCT sued Cast Agencies in 1998 for short payments and Cast Agencies filed a counterclaim in July 1999. Cast Agencies terminated its agreement with FCT on 23rd August 1999. In October 1999, FCT issued a claim for BEF 3,578 million (approximately $77 million based on exchange rates at 31st March 2002) plus interest and costs regarding the termination of the agreement. A number of CP Ships’ subsidiaries and affiliates are being sued in connection with the claim. The case was introduced in court in Belgium on 10th February 2000, but no written submissions have been filed on behalf of any of the parties and no dates for oral pleadings have been scheduled by the court.

      CP Ships does not believe that the outcome of this litigation will have a material adverse effect on it. The action is being defended and no amount has been reserved by CP Ships in its financial statements with respect to such actions other than for legal costs.

ARTICLES OF AMALGAMATION AND DESCRIPTION OF SHARE CAPITAL

      CP Ships has been amalgamated and is subsisting under the laws of the Province of New Brunswick, Canada. The Articles of Amalgamation of CP Ships do not restrict it from carrying on any particular types of business.

      The following summary describes those provisions of CP Ships’ Articles of Amalgamation and By-laws, and of applicable laws, that are material to an understanding of the equity securities of CP Ships. The summary does not purport to be complete and is subject to, and qualified in its entirety by, the complete provisions of the Articles of Amalgamation and By-laws of CP Ships. The authorized share capital of CP Ships consists of an unlimited number of Common Shares without par value, approximately 80.0 million of which were issued and outstanding as at 28th May 2002, an unlimited number of First Preferred Shares without par value and an unlimited number of Second Preferred Shares without par value. No First Preferred Shares or Second Preferred Shares have been issued.

Common Shares

      The holders of Common Shares are entitled to receive notice of and to attend all meetings of shareholders and have one vote for each Common Share held at all such meetings, except for meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series. Holders of Common Shares are entitled to receive, as and when declared by the Board of Directors, dividends in such amounts and in such form as the Board of Directors may determine from time to time. Subject to the rights of creditors and the rights, privileges, restrictions and conditions attaching to the Preferred Shares (which rank ahead of the Common Shares), the Common Shares entitle the holders thereof to receive the remaining property of CP Ships in the event of the liquidation, dissolution or winding-up of CP Ships on a pro rata basis.

First Preferred Shares

      The Board of Directors may issue the First Preferred Shares at any time and from time to time in one or more series. However, the Board of Directors may not issue any First Preferred Shares if by doing so, the aggregate amount payable to holders of such shares as a return of capital in the event of a liquidation, dissolution or wind-up of CP Ships or any other distribution of its assets among its shareholders for the purposes of winding-up its affairs (collectively, a “Wind-up”) would exceed C$250 million. Subject to the restrictions described below, the Board of Directors may determine the rights, privileges, conditions and restrictions attaching to the First Preferred Shares.

      Holders of First Preferred Shares are not entitled to voting rights except as required by applicable law. Holders of First Preferred Shares enjoy priority over holders of Common Shares or Second Preferred Shares with respect to the payment of dividends and the return of capital in the event of a Wind-up. Dividends may not be declared or paid on the Second Preferred Shares or on the Common Shares unless all dividends payable on the First Preferred Shares have been paid, or set aside for payment.

Second Preferred Shares

      The Board of Directors may issue the Second Preferred Shares at any time and from time to time in one or more series. However, the Board of Directors may not issue any Second Preferred Shares if by doing so, the aggregate amount payable to holders of such shares as a return of capital in the event of a Wind-up would exceed C$250 million. Subject to the restrictions described below, the Board of Directors may determine the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares. Holders of Second Preferred Shares are not entitled to voting rights except as required by applicable law. Holders of Second Preferred Shares enjoy priority over holders of Common Shares with respect to the payment of dividends and the return of capital in the event of a Wind-up. Dividends may not be declared or paid on the Common Shares unless all dividends payable on the Second Preferred Shares have been paid, or set aside for payment.

Meetings of Shareholders

      The first general meeting of holders of Common Shares was held on 17th April 2002. Future general meetings must be held not later than 15 months after the date of the last general meeting. At each meeting (i) the audited consolidated financial statements must be put before the shareholders, (ii) the auditors must be appointed and (iii) the directors will be elected. Annual or special meetings of shareholders may be held anywhere in the world as determined by the Board of Directors. Voting may be effected in person or by written proxy and the quorum for any shareholders meeting shall be not less than two persons present holding or representing not less than 5% of the total number of votes attaching to the issued and outstanding shares enjoying voting rights at such meeting.

Pre-emptive Rights

      Holders of Common Shares are not entitled to statutory pre-emptive rights in connection with any new issue of Common Shares authorized by the Board of Directors.

Modifications, Subdivisions and Consolidations

      In accordance with the Business Corporations Act (New Brunswick), the amendment of certain rights of holders of a class of shares, including the Common Shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting separately as a class at a special meeting of such holders. In circumstances where the rights of a class or series of shares may be amended and the holders of a class or series of shares are entitled to vote separately, such shareholders have the right under the Business Corporations Act (New Brunswick) to dissent from such amendment and require that CP Ships pay them the fair value of their shares.

Limitations on Non-Canadian Shareholders

      There are no limitations on the rights of non-resident or foreign shareholders to own securities of CP Ships or to vote such securities imposed by Canadian law or by the Articles of Amalgamation and By-laws of CP Ships.

Change of Control Provisions

      No provisions of CP Ships’ Articles of Amalgamation or By-laws would have the effect of delaying, deterring or preventing a change of control of CP Ships. See “— Shareholder Rights Plan” and “Description of Indebtedness and Certain Other Obligations”.

Common Shares Outstanding and Reserved for Issuance

      As at 28th May, 2002 (i) approximately 80.0 million Common Shares were issued and outstanding and (ii) approximately 6.2 million a total of Common Shares were reserved for issuance to the directors and employees of CP Ships’ under its share compensation arrangements. Certain Common Shares to be issued to directors and employees will vest, and such shares will become freely tradeable by such directors and employees, as of 1st January 2003, representing in aggregate approximately 2.6 million Common Shares.

Shareholder Rights Plan

      On 30th July 2001, CP Ships adopted a Shareholder Rights Plan (the “Rights Plan”) as set out in a Shareholder Rights Plan Agreement dated 30th July 2001 between CP Ships and Computershare Trust Company of Canada as trustee. The Rights Plan was amended and reconfirmed by CP Ships’ shareholders on 17th April 2002 at the annual and special meeting of shareholders. The Rights Plan is designed to provide CP Ships with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a take-over bid and to provide all shareholders with an equal opportunity to participate in the bid.

      The following summary of the Rights Plan is qualified in its entirety by reference to the text of the Rights Plan.

      Under the Rights Plan, one right (“Right”) is issued and attaches to each outstanding Common Share. The Rights will separate from the Common Shares and will be exercisable ten trading days after a person has acquired, or commenced a take-over bid to acquire, beneficial ownership of 20% or more of the Common Shares (a “Flip-in Event”), subject to the Board of Directors postponing such separation. Following a Flip-in Event, each Right (other than Rights held by the person that initiated the Flip-in Event) will permit the holders of Rights to purchase Common Shares at a 50% discount to their market price. The Rights are not exercisable if the take-over bid is made pursuant to an offer which (a) has been made by way of a take-over bid circular, (b) has been made to all shareholders of CP Ships, (c) is outstanding for a minimum of sixty days, and (d) provides that, if more than 50% of the Common Shares held by Independent Shareholders (as defined in the Rights Plan) are tendered to the bid and not withdrawn within the sixty day period, the bidder must make a public announcement to that effect and allow for the tendering of additional Common Shares for an additional ten day period.

      The Board of Directors may waive the application of the Rights Plan if the take-over bid is made by way of a circular to all holders of Common Shares. Certain exemptions are also provided for investment advisors, trust companies and certain other investment and pension fund managers who acquire 20% or more of the Common Shares provided that they are not making a take-over bid. The Rights Plan does not detract from or lessen the duty of the Board of Directors to act honestly and in good faith in the best interests of CP Ships.

PRINCIPAL SHAREHOLDERS

      The following table sets out information known to CP Ships with respect to the beneficial ownership of its shares as at 28th May, 2002 by each of the following:

•	each shareholder who beneficially owns more than 5% of CP Ships’ issued and outstanding Common Shares;

•	each of the directors and executive officers of CP Ships; and

•	all directors and executive officers as a group.

		Percentage of Shares
		Beneficially Owned

	Number of Shares	Prior to	After Share
Name of Beneficial Owner	Beneficially owned	Share Offering	Offering

5% Shareholders
Ontario Teachers’ Pension Plan	4,043,057	5.1%	●%
Directors and executive officers
Raymond Miles	232,711	*	*
Frank Halliwell	145,370	*	*
Ian Webber	95,988	*	*
John McNeil	23,351	*	*
John Bowmer	4,668	*	*
Viscount Weir	3,895	*	*
Robert Clanin	2,334	*	*
Peter Dey	1,351	*	*
Nigel Rich	1,228	*	*
Terry Burrows	128	*	*
David Halliday	128	*	*
Jeff Drake	128	*	*
John Irving	128	*	*
Jeremy Lee	128	*	*
Paul Stone	128	*	*
Iain Torrens	0	*	*
All directors and executive officers as a group	511,664	*	*

*	Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Canadian Pacific Railway Contracts

      CP Ships transports all of its container rail traffic from its Montreal terminals on Canadian Pacific Railway, a related party prior to completion of the Spin-off, pursuant to contracts that have been in effect since 1st February 1996 and which have been extended beyond their original expiry date of 31st January 2004 by a further 10 years. The contracts require CP Ships to use Canadian Pacific Railway for all of its container rail traffic on specific routes to and from certain identified Canadian and U.S. cities unless its customers insist on alternative routing. The contracts set out the rates and charges on the various routes to and between the destination cities for both loaded and empty containers, which rates are subject to adjustment.

      CP Ships believes that these contracts have been entered into on substantially the same terms and conditions as would be the case in an arm’s-length transaction with a non-related third party.

      Container shipping operating expenses for 2001, 2000 and 1999 included $90 million, $127 million, and $110 million, respectively, for services provided by parties who were related at the times the contracts were entered into. The majority of this amount was paid to Canadian Pacific Railway for inland transportation costs.

Forward contracts and dividends

      CP Ships expects to continue to be exposed to changes in exchange rates on future expenses denominated in currencies other than U.S. dollars, mainly Canadian dollars, British pounds and euros. To hedge these exposures, CP Ships enters into forward contracts. In certain cases, prior to the Spin-off, such forward contracts were entered into with Canadian Pacific. As at 31st December 2001, CP Ships had no such contracts with any affiliated companies. At 31st December 2000 and 1999, it had contracts with affiliated companies for $47 million and $92 million, respectively. As at both 31st December 2001 and 31st December 2000, the unrealized gain/loss on these contracts not recognized in the statement of income was $0. As at 31st December 1999, the unrealized gain was $7 million.

      Dividends on preference shares paid to a former affiliated company amounted to $3 million, $2 million and $0 in 2001, 2000 and 1999, respectively. Following the Spin-off, such preference shares are no longer outstanding.

Transactions with Canadian Pacific

      CP Ships has, in the past, engaged in numerous transactions with Canadian Pacific and its other subsidiaries. These transactions have included, among other things, the provision of financial support as well as the provision of certain services and administration. Certain transactions have been on terms more favourable than may otherwise have been obtainable in transactions with unaffiliated third parties. Any future transactions with such parties will be negotiated on an arm’s-length basis. In addition, Canadian Pacific has provided CP Ships with various financial, legal, treasury, corporate secretarial, taxation, administrative and other support services that were terminated at the time of the Spin-off.

      Canadian Pacific has historically allocated a management charge to CP Ships, although such allocation may not be indicative of the costs of the services provided.

The Arrangement Agreement

      In connection with the Spin-off, Canadian Pacific, CP Ships and CP Ships Holdings Inc., predecessor of CP Ships, entered into an arrangement agreement (the “Arrangement Agreement”), which contains a number of representations, warranties and covenants. Under the Arrangement Agreement, CP Ships has agreed, among other things, not to take any action or enter into any transaction (which could include, among others, certain transactions involving a change of control of CP Ships) that could cause the Spin-off to be taxed in a manner inconsistent with the tax rulings obtained from the Canadian and U.S. revenue authorities in connection with the Spin-off without first obtaining (i) a supplemental tax ruling or an opinion from an accounting or law firm confirming that such transaction will not cause the Spin-off to be taxed in such different manner and (ii) on or prior to 3rd July 2004, the consent of each of the four other companies involved in the Spin-off (which consent may not be unreasonably withheld).

      Should CP Ships breach its representations and warranties or fail to satisfy its covenants under the Arrangement Agreement, it would be obligated to indemnify the other parties to the Arrangement Agreement for losses incurred in connection with such breach or failure. In addition, CP Ships is required to indemnify the parties to the Arrangement Agreement against any loss which they may incur, resulting from a claim against it, its business or its assets relating to the period prior to the completion of the Spin-off.

DIRECTORS AND MANAGEMENT

Directors

      Set out below are the names, ages, municipality of residence, business addresses, offices within CP Ships and principal occupations within the past five years of the directors of CP Ships together with the Common Shares beneficially owned or controlled by such individuals as at 28th May 2002. As at the date of this document, no single director beneficially owns or controls 1% or more of the Common Shares.

				Number of Common
Name, Municipality of Residence and			Principal Occupation	Shares Beneficially
Business Address if different from CP Ships	Age	Office	(where different from office)	Owned or Controlled

John P. Bowmer Atherton, California Business Address: 100 Redwood Shores Parkway Redwood City California, U.S.A 94065	57	Director	Chairman, Adecco SA (international staffing group)	4,668
Robert J. Clanin Alpharetta, Georgia Business Address: 14780 East Bluff Road Alpharetta Georgia, U.S.A 30004	58	Director	Corporate director	2,334
Peter J. Dey Toronto, Ontario Business Address: 1 First Canadian Place Toronto, Ontario Canada M5X 1B8	61	Director	Partner, Osler Hoskin & Harcourt LLP (law firm)	1,351
Frank J. Halliwell Tampa, Florida Business Address: 401 East Jackson St., Suite 3300 Tampa Florida, U.S.A 33602	54	Director and Chief Operating Officer	—	145,370(1)
John D. McNeil Toronto, Ontario Business Address: 150 King Street West Toronto, Ontario Canada M5H 1J9	68	Director	Corporate director	23,351
Raymond R. Miles London, England	57	Director and Chief Executive Officer	—	232,711(2)
Nigel M. S. Rich London, England Business Address: 7 Lower Sloane Street London SW1W 8AY England	56	Director	Corporate director	1,228

				Number of Common
Name, Municipality of Residence and			Principal Occupation	Shares Beneficially
Business Address if different from CP Ships	Age	Office	(where different from office)	Owned or Controlled

Ian J. Webber Kent, England	45	Director and Chief Financial Officer	—	95,988(3)
Viscount Weir Glasgow, Scotland Business Address:130 Wilton Road London SW1Y 1LQ England	68	Chairman	Chairman, Balfour Beatty plc (international construction group)	3,895

(1)	Of which 145,242 are held in trust under relevant compensation plans until 1st January 2003.
(2)	Of which 232,388 are held in trust under relevant compensation plans until 1st January 2003.
(3)	Of which 95,860 are held in trust under relevant compensation plans until 1st January 2003.

     Viscount Weir, Chairman of CP Ships, is also Chairman of Balfour Beatty, one of the United Kingdom’s largest construction companies, where he has been a Director since 1977. He was Chairman of The Weir Group, a UK-based mechanical engineering group, from 1973 to 1999. He is also a Director of St James’s Place Capital and Canadian Pacific Railway Company. He was formerly a Director of the Bank of England, British Steel and, from 1989 to 2001, Canadian Pacific Limited. Viscount Weir is a member of the Audit and Corporate Governance Committees and is Chairman of the Compensation Committee.

      John Bowmer is now Chairman of Adecco of Switzerland, the world’s largest international staffing and recruitment company, having been Chief Executive Officer since 1992 and Chief Executive Officer of its predecessor, Adia SA, since 1993. He has served in a variety of executive positions in the United Kingdom, Asia, Australia and the U.S. since he joined Adia SA in 1987. John Bowmer is a member of the Audit, Compensation and Corporate Governance Committees.

      Robert Clanin was Chief Financial Officer of United Parcel Service, the U.S. based, international parcel delivery and logistics company, from 1994 to 2000, having joined the company in 1971. He oversaw what was at that time the largest initial public offering of stock in the United States. Since 2000, he has been Chairman of Overseas Partners Limited, a Bermuda reinsurance company and a Director of Caraustar Industries Inc., which produces recycled packaging. Robert Clanin is a member of the Audit, Compensation and Corporate Governance Committees.

      Peter Dey was the Chairman of Morgan Stanley Canada from 1998 until 2001 and its President from 1994. From 1985 to 1994 he was a partner in the Canadian law firm of Osler, Hoskin & Harcourt which he first joined in 1969 and to which he returned as a partner in 2001. He was Chairman of the Ontario Securities Commission from 1983 to 1985 and was responsible for the Dey Report on corporate governance in Canada. Peter Dey is a member of the Audit and Compensation Committees and Chairman of the Corporate Governance Committee.

      Frank Halliwell was appointed Chief Operating Officer of CP Ships in 2001, having been Executive Vice President since 1995. He has filled a number of senior roles in the CP Ships group since joining Canada Maritime in 1991. He entered the container shipping industry in 1971.

      John McNeil was Chairman and Chief Executive Officer of Sun Life Assurance Company of Canada from 1988 to 1998 and Chairman until 1999. He is a Director of Sun Life Financial Services of Canada. He serves as Chairman of Fairmont Hotels and Resorts having been a Director of its former parent company, Canadian Pacific Limited, from 1992 to 2001. He is also a Director of Shell Canada, Hampton Re Holdings and DWL Inc. He is Chairman of the Audit Committee and a member of the Compensation and Corporate Governance Committees.

      Ray Miles joined CP Ships in 1988 as Chief Executive Officer. He has worked in the shipping industry since 1972. He is a non-executive Director of the West of England P&I Club, Chairman of the World Shipping Council, the liner industry’s U.S. lobby, and a trustee of the National Maritime Museum at Greenwich, London.

      Nigel Rich spent 20 years with the Jardine Matheson Group in Asia and was its Chief Executive from 1989 to 1994. He is currently Chairman of the Hampton Group, a real estate services company, Deputy Chairman of

Exel, the global logistics business and a Director of retailer Harvey Nichols, television company Granada and Pacific Assets Trust. Nigel Rich is a member of the Audit, Compensation and Corporate Governance Committees.

      Ian Webber, a Chartered Accountant, was appointed Chief Financial Officer of CP Ships in 1996 after 17 years with PricewaterhouseCoopers LLP, the last five as an audit partner.

      All directors of CP Ships serve terms of one year, unless otherwise determined at each annual general meeting of shareholders.

      The Articles of Amalgamation of CP Ships provide for a minimum of three and a maximum of 15 directors. The directors are empowered to exercise all the powers of CP Ships, including the power to borrow money. A director may not vote in respect of any contract, arrangement, transaction or proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, CP Ships. A director shall not vote or be counted in any quorum concerning his own appointment or terms of his appointment. Directors are not required to hold any shares of CP Ships by way of qualifications. There is a mandatory retirement age for directors of 70 years.

Management

      The names, ages, municipality of residence and principal occupations within the past five years of CP Ships’ senior officers who are not directors are shown below. Unless otherwise noted below during the past five years each of the following senior officers has been engaged in the principal occupation shown opposite his name or in another position with the same or an affiliated company.

      Terry Burrows (55), Sussex, England, Senior Vice-President, appointed in August 2000. He joined CP Ships in 1964 and has served in various senior commercial and marketing roles. He was appointed Chief Executive Officer of Cast in 1998 and subsequently Executive Vice-President for Europe trades with Americana Ships in Tampa, Florida.

      David Halliday (51) Suffolk, England, Senior Vice-President since January 2000, joined Contship Containerlines in 1980, and served in various marketing and commercial roles until his appointment as Chief Executive Officer in 1998.

      Jeff Drake (38) London, England, Vice-President, Corporate Planning, joined CP Ships in October 2000. From 1998, he was Director, Marketing and Planning for Contship Italia, in Italy and before that a Transportation Group Partner with Mercer Management Consulting in Boston, Massachusetts.

      John Irving (48) Surrey, England, Vice-President, General Counsel and Secretary, joined CP Ships in June 2001 after five years as Senior Vice-President and General Counsel for Dairyworld Foods in Vancouver, British Columbia. He was Vice-President, General Counsel and Secretary of Emco Limited from 1993 to 1996.

      Jeremy Lee (47) Montreal, Canada, Vice-President, Investor Relations since June 2001, joined CP Ships in 1989 and has served in various senior commercial, marketing and corporate planning roles in Canada, the U.S. and the U.K.

      Paul Stone (43) Essex, England, Vice-President, Human Resources, was appointed in November 1999 after serving as General Manager, Human Resources for Contship Containerlines since 1996. Immediately prior to joining Contship, Mr. Stone served as UK Human Resources Manager for Deloitte & Touche and previously in similar roles in other UK-based companies.

      Iain Torrens (33) London, England, Vice-President, Treasurer, was appointed in January 2002. He served in a number of treasury roles for Cookson Group from 1998 to 2002, most recently as Deputy Group Treasurer from 2000 to 2002. He was Group Treasury and Tax Manager for Lee Cooper Group from 1996 to 1998.

      There is no family relationship between any of the directors and officers.

Committees of the Board of Directors

      The Board of Directors of CP Ships has constituted an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Each Committee is comprised of non-employee directors. Matters regarding employee health and safety and the protection of the environment are dealt with by the full Board of Directors.

Audit Committee

      The Audit Committee oversees the retention, performance and compensation of CP Ships’ independent auditors and establishes procedures concerning its systems of internal accounting, auditing controls and financial reporting.

Corporate Governance Committee

      The Corporate Governance Committee evaluates and assesses the effectiveness of the Board of Directors, its committees and their respective members, establishes procedures for identifying new nominees to the Board, recruits and recommends new nominees to the Board and develops and monitors CP Ships’ approach to corporate governance issues.

Compensation Committee

      The Compensation Committee is responsible for recommending to the Board of Directors the compensation to be paid to the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer (the “executive directors”). The Compensation Committee reviews their compensation based on the attainment of objectives set by the Board of Directors that are consistent with CP Ships’ strategic goals. The Board of Directors as a whole reviews the recommendations of the Committee and has final approval on compensation matters including major policy changes to overall compensation strategy.

Executive Compensation

      The following table shows, for the periods indicated, the compensation of the Chief Executive Officer and the four most highly compensated executive officers (the “Named Executive Officers”) of CP Ships.

Summary Compensation Table(1)

					Long-Term Compensation

					Awards

					Securities	Restricted
		Annual Compensation			Under	Shares or
					Options &	Restricted	Payouts
				Other Annual	SARs	Share		All Other
		Salary	Bonus	Compensation	Granted	Units	LTIP	Compensation
Name and Principal Position	Year	($)	($)(2)	($)	(no.)(3)	($)(4)	($)(5)	($)(6)

Ray Miles	2001	488,026	105,647	—	332,000	2,001,000	—	163,842
Chief Executive Officer	2000	447,782	358,320	—	—	—	—	41,930
	1999	421,200	50,575	—	—	—	1,082,995	39,404
Frank Halliwell	2001	435,688	73,195	—	188,000	1,251,000	—	162,321
Chief Operating Officer	2000	385,000	231,000	—	—	—	—	135,494
	1999	350,001	66,620	—	—	—	625,005	106,250
Ian Webber	2001	273,841	46,005	—	151,000	826,000	—	49,966
Chief Financial Officer	2000	246,268	147,761	—	—	—	—	22,828
	1999	221,130	19,914	—	—	—	437,500	20,260
David Halliday	2001	208,276	25,660	—	60,000	501,000	—	40,181
Senior Vice-President	2000	205,970	90,627	—	—	—	—	46,009
	1999	194,400	20,092	—	—	—	230,265	27,469
Terry Burrows	2001	181,110	22,313	—	60,000	501,000	—	16,660
Senior Vice-President	2000	179,104	97,154	—	—	—	—	35,734
	1999	200,000	14,400	—	—	—	437,500	52,158

(1)	All figures in the above table are shown in U.S. dollars and in the case at Messrs. Miles, Webber, Halliday and Burrows have been converted from pounds sterling based on the exchange rate in effect on 31st December in each year (0.617 in 1999, 0.67 in 2000, 0.689 in 2001).
(2)	Bonuses paid under CP Ships’ Short-Term Incentive Plan.
(3)	Options granted under the CP Ships’ Employee Stock Option Plan (“ESOP”).
(4)	(i) For Mr. Miles consists of $1,000,000 for lodged and matching shares (116,194 shares) to be allocated from the early termination of the 2000-2002 Long-Term Incentive Plan (“LTIP”); $1,000,000 for Shareholder Value Bonus award (116,194 shares) and $1,000 for Launch Award Shares (128 shares).

(ii) For Mr. Halliwell consists of $625,000 for lodged and matching shares (72,622 shares) to be allocated from the early termination of the 2000-2002 LTIP; $625,000 for Shareholder Value Bonus award (72,622 shares) and $1,000 for Launch Award Shares (128 Shares).
(iii) For Mr. Webber consists of $550,000 for lodged and matching shares (63,908 shares) to be allocated from the early termination of the 2000-2002 LTIP; $275,000 for Shareholder Value Bonus award (31,954 shares) and $1,000 for Launch Award Shares (128 Shares).
(iv) For Mr. Halliday consists of $500,000 for lodged and matching shares (58,097 shares) to be allocated from the early termination of the 2000-2002 LTIP; and $1,000 for Launch Award Shares (128 shares).
(v) For Mr. Burrows consists of $500,000 for lodged and matching shares (58,097 shares) to be allocated from the early termination of the 2000-2002 LTIP; and $1,000 for Launch Award Shares (128 shares).

(5)	Cash Bonuses paid under the CP Ships’ LTIP 1996-1999.
(6)	Consists of amounts for defined contribution plan contributions. and life insurance premiums. For Mr. Halliwell and Mr. Burrows also includes amounts for overseas living allowances with respect to Mr. Burrows’ assignment in Tampa, Florida, which ended in August 2000, and to Mr. Halliwell’s current assignment in Tampa. Mr. Halliwell’s allowances ceased in September 2001.

     The table below shows information regarding grants of stock options to the Named Executive Officers during the financial year ended 31st December 2001.

Option and SAR Grants During 2001(1)(2)

				Market Value of
		% of Total Options &		Securities Underlying
	Securities Under	SARs(2) Granted	Exercise or	Options & SARs on
	Options & SARs(2)	to Employees in	Base Price	the Date of Grant
Name	Granted (no.)	Financial Year	($/Security)(3)	($/Security)	Expiration Date

Ray Miles	332,000	10.7%	7.84	8.20	18th October 2011
Chief Executive Officer
Frank Halliwell	188,000	6.0%	7.84	8.20	18th October 2011
Chief Operating Officer
Ian Webber	151,000	4.8%	7.84	8.20	18th October 2011
Chief Financial Officer
David Halliday	60,000	1.9%	7.84	8.20	18th October 2011
Senior Vice President
Terry Burrows	60,000	1.9%	7.84	8.20	18th October 2011
Senior Vice President

(1)	No SARs had been granted as at 31st December 2001.
(2)	All values in the above table are shown in U.S. dollars.
(3)	The weighted average price on the TSX for the five trading days prior to the date of grant.

     The following table shows for each of the Named Executive Officers, the aggregated Options and SARs exercised during 2001 and the option values at 31st December 2001.

Aggregated Options and SARs Exercised during 2001

and Year-end Option Values(1)

Value of
					Unexercised	Unexercised
					Options & SARs	in-the-money
					at Financial	Options & SARs at
	Securities				Year-End	Financial Year-End
	Acquired on		Aggregate		Exercisable/	Exercisable/
	Exercise		Value Realized		Unexercisable	Unexercisable
Name	(no.)		($)		(no.)	($)(4)

Ray Miles	—	(2)	—	(2)	— / 332,000 (2)	— / 1,002,640 (2)
Chief Executive Officer	25,000	(3)	728,724	(3)	— / — (3)	— / — (3)
Frank Halliwell	—	(2)	—	(2)	— / 188,000 (2)	— / 567,760 (2)
Chief Operating Officer	12,500	(3)	316,285	(3)	0 / 0 (3)	0 / 0 (3)
Ian Webber(2)	—		—		— / 151,000	— / 456,020
Chief Financial Officer
David Halliday(2)	—		—		— / 60,000	— / 181,200
Senior Vice-President
Terry Burrows(2)	—		—		— / 60,000	— / 181,200
Senior Vice-President

(1)	All values in the above table are shown in U.S. dollars.
(2)	Represents options granted under the new CP Ships’ ESOP on 18th October 2001.
(3)	Represents options/SARs previously granted under the old Canadian Pacific Key Employee Stock Option Plan at a price of $26.46 (C$39.90) each. Aggregate value realized depends on the date of exercise.
(4)	The value of unexercised in-the-money options at 31st December 2001 is the difference between their exercise price and the fair market value of the underlying securities on 31st December 2001 which was $10.86 for the Common Shares. These options vest on 18th October 2004 and actual gains, if any, on exercise will depend on the value of these securities on the date of exercise.

Pension Plan

      The Named Executive Officers participate in the CP Ships (UK) Pension Scheme, which is a defined contribution pension arrangement. Details of this plan are indicated in the following chart:

Eligibility	After three months of service.
Normal Retirement Age	65 years.
Early Retirement	Any age after 50.
Contribution Rates	On base salary,
Employee	3% of salary on first segment(1)
6% of salary on the remainder
Employer	18% of salary for Mr. Miles
18% of salary for Mr. Halliwell
13% of salary for Mr. Webber
13% of salary for Mr. Halliday
9% of salary for Mr. Burrows
Pension at Retirement	The member’s personal account is used to purchase an annuity at the then current rate.

(1)	The first segment amount represents one-and-two-thirds times the “Single Rate State Pension”, as specified by the UK Inland Revenue.

Employment Agreements

      CP Ships has employment agreements with all of the Named Executive Officers whereby, among other things, each may be terminated without liability for severance payments if CP Ships has the English law equivalent of just cause.

      Messrs. Miles and Webber. In addition to being terminated for just cause, Messrs. Miles and Webber may be terminated by CP Ships, without just cause, by paying all salary and other amounts accrued at the date of termination under various compensation plans, and by giving working notice or payment as a lump sum as follows:

•	Mr. Miles — 2.5 years’ salary and average incentive compensation and benefits. Restricted shares and options vest as normal notwithstanding termination.

•	Mr. Webber — 2 years’ salary and average incentive compensation and benefits. Restricted shares and options vest as normal notwithstanding termination.

      In the case of a change of control of CP Ships (as defined in the employment agreements) and Messrs. Miles and Webber’s salary, incentive compensation, or benefit plan entitlements have been reduced, or they are required to be based at a different office location, or a purchaser of CP Ships has not agreed to take over their employment contracts, or their status has been reduced, then they are entitled to the full severance package as set out above.

      Messrs. Miles and Webber may resign by giving 12 months’ prior notice.

      Mr. Halliwell. The Board of Directors has approved CP Ships’ entering into an employment agreement with Mr. Halliwell on substantially the same terms as Mr. Webber’s, set out above. The formal agreement has not yet been finalized.

      Messrs. Halliday and Burrows. Messrs. Halliday and Burrows may be terminated by paying all salary and other amounts accrued at the date of termination under various compensation plans and by giving 12 months’ working notice. At the date of termination (the end of the notice period), all non-vested Options will lapse and Restricted Shares still within the restricted period will be forfeited. They may resign by giving six months’ prior notice.

Employee Stock Option Plan and Stock Purchase Plan

      CP Ships has adopted incentive plans intended to align the interests of directors, officers and employees with shareholders. These plans include an Employee Stock Option Plan (“ESOP”) and an Employee Stock Purchase Plan (“ESPP”).

      Under the ESOP, CP Ships is permitted to grant options and stock appreciation rights and to issue restricted shares to officers, employees and consultants of CP Ships (“eligible persons”). Options were granted to certain eligible persons on 18th October 2001. CP Ships has offered and intends to offer those eligible persons the right to exchange two-thirds of such options received for restricted shares under the ESOP, on the basis of one restricted share for every three exchanged stock options. If all current participants elect to exchange their options for restricted shares, 692,444 restricted shares will be allocated and 2,077,332 options will be returned to CP Ships and cancelled. Under the ESOP, a maximum of 6,000,000 shares is reserved for issuance, of which 3,816,228 shares will be reserved for stock options and 2,183,772 will be reserved for restricted shares.

      Under the ESPP, an employee may purchase Common Shares of CP Ships through monthly payroll deductions in an amount up to 10% of the employee’s annual compensation. The purchase price for the shares will be equal to 85% of the closing price of the shares on the TSX on the immediately preceding business day. The maximum number of Common Shares that may be purchased in 2002 under the ESPP is 500,000.

DESCRIPTION OF INDEBTEDNESS AND OTHER OBLIGATIONS

      The following is a summary of the terms and conditions of CP Ships’ revolving credit facilities, senior notes due 2012, Pacific Class vessel loan, container sale and leaseback transaction, structured financing relating to the Montrose and Montclare Ships, and capital lease and other financial obligations. This summary is necessarily of a general nature and does not purport to describe all of the terms and conditions of such financing transactions.

Revolving Credit Facilities

$175 Million Facility

      CP Ships and certain of its subsidiaries have entered into a $175 million secured revolving credit facility (the “$175 Million Facility”) dated 2nd August 2001, as amended on 20th November 2001, with a syndicate of financial institutions represented by Citibank, as agent. The $175 Million Facility has a four-year term, and the amount available to be borrowed will be permanently reduced to $125 million in August 2004. Borrowings under the $175 Million Facility are by subsidiaries of CP Ships, are presently secured by 11 owned ships, and are guaranteed by CP Ships and CP Ships (UK), Lykes LLC, TMM LLC and CP Ships (Bermuda) Limited, each of which is a direct or indirect wholly-owned subsidiary of CP Ships. As at 31st March 2002, CP Ships had borrowed $160 million under this facility.

      Under the $175 Million Facility, CP Ships must pay interest on amounts borrowed at a rate equal to LIBOR plus the applicable margin, in addition to a quarterly commitment fee on the unused portion equal to 50% of the applicable margin. So long as the facility’s rating by S&P remains at BBB-, the applicable margin is 1.05%. The margin and commitment fee will be increased if the facility’s rating is downgraded or withdrawn and decreased if it is upgraded. This facility has not been rated by Moody’s.

      Under the $175 Million Facility, CP Ships may borrow an amount up to 80% of the appraised value of the ships on which the facility is secured. If the S&P’s rating for this facility falls below BBB- or such rating is withdrawn, the value of the secured ships must be reappraised within 30 days and thereafter annually for so long as such rating is below BBB-. During any such rating downgrade or withdrawal, borrowings under the $175 Million Facility may not exceed 70% of the reappraised value of the secured ships, and to the extent that borrowings under the facility exceed the 70% threshold, CP Ships would be required to reduce the borrowings within 15 business days of notification. As at 31st March 2002, the appraised value of the secured ships was $222 million and, accordingly, borrowings up to the full amount of this facility were permitted at the current facility rating. CP Ships may, at its option, contribute additional secured ships in order to increase the amount that may be borrowed under the facility up to $175 million.

      Voluntary prepayments, including partial repayments, are permitted under the $175 Million Facility and amounts prepaid may be re-borrowed.

      As guarantor, CP Ships is subject to covenants that include, among other things: (i) an ongoing obligation to maintain free liquid assets (defined as credit balances on current or deposit accounts, short-term certificates of deposit and amounts up to $50 million of any unutilized, committed credit facilities) of at least $75 million; (ii) an ongoing obligation to maintain consolidated tangible net worth (defined as shareholders’ equity less any goodwill and other intangibles) in excess of $400 million; and (iii) a restriction on the payment of any dividends during an event default and on the payment of dividends in excess of 50% of cumulative consolidated net income since 30th September 2001 at all other times.

      In addition to events of default customary for this type of facility, any event of default or default with respect to CP Ships’ or the borrowing subsidiaries’ indebtedness for money borrowed having an aggregate principal amount of $15 million or more constitutes an event of default under the $175 Million Facility. If CP Ships ceases to be listed on the TSX or the NYSE (or other approved stock exchanges) or any person or group acquires more than 25% of the outstanding Common Shares, this will constitute a “change of control” under the $175 Million Facility and an event of default. The occurrence of an event of default, unless waived by the lenders, will result in all amounts owing under the facility becoming immediately due and payable.

      Of the total net proceeds from the Offerings, CP Ships intends to use approximately $118 million to reduce borrowings under the $175 Million Facility. As at 31st March 2002, and after adjusting for application of the net proceeds of the Offerings, borrowings under this facility would have been approximately $42 million with a further $133 million available to be borrowed.

$350 Million Facility

      On 20th December 2001, CP Ships and certain of its subsidiaries entered into a $250 million secured revolving credit facility with a syndicate of financial institutions represented by Citibank, as agent. This facility (the “$350 Million Facility”) was subsequently amended on 28th February 2002 to increase the maximum amount that may be borrowed to $350 million. The $350 Million Facility has a five-year term and the amount available to be borrowed will be permanently reduced to $262.5 million in December 2005. Subject to satisfaction of all conditions precedent, borrowings under the $350 Million Facility, which may be made by subsidiaries of CP Ships, will be initially secured by two used ships and CP Ships’ rights under ship building contracts for 10 ships currently under construction, and will be guaranteed by CP Ships. CP Ships is currently in the process of satisfying conditions precedent relating to the provision of security over these ship building contracts.

      Under the $350 Million Facility, CP Ships must pay interest on amounts outstanding equal to LIBOR plus the applicable margin, in addition to a quarterly commitment fee on the unused portion equal to 40% of the applicable margin. The applicable margin is based on CP Ships’ lowest corporate credit rating as determined by S&P or Moody’s). Currently, such rating is Ba2 (as rated by Moody’s) and the applicable margin is 2.25%. The margin will be decreased if CP Ships’ lowest corporate credit rating increases above Ba2 (or the equivalent S&P rating).

      Under the $350 Million Facility, CP Ships may borrow an amount up to the aggregate of: (i) 70% (or 80% if its lowest corporate credit ratings is upgraded to BBB-/Baa3 or higher) of the appraised value of the owned secured ships and (ii) 60% of the amount of all purchase price instalments paid under the ship building contracts. The value of all owned secured ships (including ships currently under construction, once delivered) is subject to an annual reappraisal. The owned secured ships must also be reappraised within 30 days following any downgrading of the lowest of CP Ships’ corporate credit ratings by either S&P or Moody’s or the withdrawal of such ratings. Based on the appraised value of the two owned secured ships and the total instalment payments made, and subject to satisfaction of all conditions precedent, CP Ships would currently be able to borrow approximately $90 million under the $350 Million Facility. CP Ships may, at its option, contribute additional secured owned ships in order to increase the amount that may be borrowed under the facility up to $350 million.

      Voluntary prepayments, including partial repayments, are permitted under the $350 Million Facility and amounts prepaid may be re-borrowed.

      As guarantor, CP Ships is subject to covenants that include, among other things: (i) an ongoing obligation to maintain free liquid assets (defined as credit balances on current or deposit accounts, short-term certificates of deposit and amounts up to $50 million of any unutilized, committed credit facilities) of at least $75 million; (ii) an ongoing obligation to maintain consolidated tangible net worth (defined as shareholders’ equity less any goodwill and other intangibles) in excess of a specified amount (currently $462.5 million, increasing by $12.5 million each quarter to $500 million on 31st December 2002, and increasing each quarter thereafter by 30% of CP Ships’ net income, if any, in the preceding quarter); (iii) an ongoing obligation to ensure that the ratio of total debt and capitalized lease obligations to shareholders’ equity does not exceed 1.2 to 1.0 prior to 31st December 2003, 1.1 to 1.0 during 2004, and 1.0 to 1.0 thereafter; (iv) an ongoing obligation to ensure that the ratio of total debt to earnings before interest, depreciation, taxes and amortization does not exceed 4.5 to 1.0 prior to 31st December 2003 and 4.0 to 1.0 thereafter; and (v) a restriction on the payment of any dividends during an event default and on the payment of dividends in excess of 50% of cumulative consolidated net income since 30th September 2001 at all other times.

      In addition to events of default customary for this type of facility, any event of default or default with respect to CP Ships’ or the borrowing subsidiaries’ indebtedness for money borrowed having an aggregate principal amount of $15 million or more would constitute an event of default under the $350 Million Facility. If CP Ships ceases to be listed on the TSX or the NYSE (or other approved stock exchanges) or any person or group acquires more than 25% of the outstanding Common Shares, this will constitute a change of control under the $350 Million Facility and an event of default. The occurrence of an event of default, unless waived by the lenders, will result in all amounts owing under the facility becoming immediately due and payable.

Senior Notes

      The senior notes will mature on        ●       2012 and are expected to bear interest at a rate of approximately  ● % per annum payable in cash semi-annually. Under the terms of the senior notes, if any person or group acquires 50% or more of the Common Shares, or if CP Ships consumates certain specific merger or consolidation transactions or sells substantially all of its assets or the majority of the Board of Directors of CP Ships is replaced during any consecutive two-year period and, within 90 days of such event, the credit rating of the senior notes is downgraded by S&P and Moody’s, CP Ships will be required to make an offer to purchase all of the outstanding senior notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

      The indenture governing the senior notes will contain various restrictive covenants that, among other things, limit the ability of CP Ships and certain of its subsidiaries to: (i) issue additional indebtedness; (ii) pay dividends on capital stock or redeem capital stock and certain subordinated obligations of CP Ships; (iii) make certain investments; (iv) sell assets and shares in its subsidiaries; (v) enter into transactions with affiliates; (vi) issue liens on assets; (vii) sell and leaseback assets; (viii) guarantee debt or (ix) consolidate, merge or transfer all or substantially all of CP Ships’ assets. All of these limitations and prohibitions are subject to a number of important qualifications.

      Events of default under the Note indenture are customary for this type and, among other things, include the failure to pay other indebtedness of CP Ships or certain of its subsidiaries in excess of $20 million upon final maturity of such indebtedness becoming accelerated.

Pacific Class Vessel Loan

      CP Ships acquired on 14th September 2001 the beneficial interest in the four PCV Trusts, each of which owns a U.S. flag Pacific Class ship currently used in the US East Coast/Gulf North Europe trade lane. Prior to such acquisition, the PCV Trusts had entered into agreements dated 22nd July 1998 with a financial institution pursuant to which they borrowed a total of $70.5 million (the “Pacific Class Vessel Loan”). As a result of such acquisition, CP Ships effectively acquired the four ships (which had previously been chartered by Lykes LLC under long-term charter arrangements). As at 31st March 2002 the principal amount outstanding under the Pacific Class Vessel Loan was $50 million.

      The obligations of the PCV Trusts under the Pacific Class Vessel Loan are secured on the four ships and are guaranteed by CP Ships and CP Ships (Bermuda). The loan is repayable in monthly instalments with the final instalment being due in June 2008, at an interest rate of 6.71% per annum.

      Under the Pacific Class Vessel Loan, CP Ships is subject to certain covenants including: (i) a restriction on the sale of assets outside the ordinary course of business and (ii) an ongoing obligation to ensure that a subsidiary, CP Ships (Bermuda), has net worth of at least $100 million.

      CP Ships may prepay in whole the Pacific Class Vessel Loan at any time by paying to the lender an amount equal to the principal amount outstanding under the Pacific Class Vessel Loan plus a premium.

Container Sale and Leaseback

      On 7th November 2000, a subsidiary of CP Ships agreed to sell containers with a total capacity of approximately 44,350 teu (the “Leased Containers”) to a leasing counterparty (the “Lessor”) for $64 million, and agreed to lease such containers from the Lessor for a minimum of five years (and up to nine years at the option of CP Ships) under a container lease contract (the “Container Lease”). The obligations of the subsidiary in connection with this transaction are fully guaranteed by CP Ships (the “Container Guarantee”). Under the Container Lease, CP Ships is required to make fixed quarterly rental payments to the Lessor based on the amortization of the purchase price plus a return to the Lessor of 8.05%. The total rent paid by CP Ships under the Container Lease in the year ended 31st December 2001 was $10 million.

      Under the Container Sale and Leaseback, CP Ships is subject to the same financial covenants as are contained in the $350 Million Facility, as well as certain other covenants. In addition, the Lessor may require the Container Guarantee and the Container Lease to be amended to include any other financial covenants given by CP Ships (or the subsidiary party to the Container Lease) under any future ship mortgage loan, bareboat charter agreement, container financing arrangement or secured long-term credit facility. In addition, the Lessor has the right at any time to declare a “material adverse change” where (i) CP Ships’ long term corporate credit rating by S&P is lower than BBB-, its current rating, and CP Ships’ long-term senior implied rating by Moody’s is lower than Baa3 (it is currently Ba2) or (ii) CP Ships has no such ratings from either S&P or Moody’s. If the Lessor declares a “material adverse change” and amendments to the Container Lease and the Container Guarantee are not agreed to by CP Ships and the Lessor within 30 days of such declaration, the Lessor has the right to declare an event of default under the Container Sale and Leaseback.

      If any event of default or default with respect to CP Ships’ obligations under any contract with the Lessor or under any material contract with a third party having an aggregate principal amount or value in excess of $5 million occurs, the Lessor may declare an event of default under the Container Sale and Leaseback.

      Upon the occurrence of an event of default, the Lessor may, at its option (i) require CP Ships to repurchase the Leased Containers at a purchase price based on their fair market value plus certain “breakage costs” incurred by the Lessor or (ii) retain ownership of the Leased Containers and demand payment of a fixed termination price which, as at 31st March 2002, was approximately $57 million. If the Lessor declares an event of default under the Container Sale and Leaseback, this will also constitute an event of default under CP Ships’ other financing transactions which, unless waived, will result in all amounts owing thereunder becoming immediately due and payable.

      Under the Container Lease, CP Ships has the opinion exercisable at the end of the fifth, sixth and seventh years of the Container Lease to repurchase the Leased Containers at a fixed purchase price based on the projected fair market value of the Leased Containers at the relevant time plus the Lessor’s “breakage costs”.

      CP Ships has negotiated with the Lessor certain amendments to the financial and other terms of the Container Lease and the Container Guarantee, which are subject to approval by the Lessor’s credit committee. Under the amendments, (i) the Lessor will not be entitled to declare a material adverse change if CP Ships’ long term corporate credit rating by S&P is not lower than BB+ or CP Ships’ long-term senior implied rating by Moody’s is not lower than Ba1 (whichever rating is higher), (ii) the rate of return to the Lessor will increase to 8.9% for so long as the lower of such ratings is BB or lower (in the case of S&P) or Ba2 or lower (in the case of Moody’s), will decrease to 8.4% if and for so long as the lower of such ratings is BB+ (in the case of S&P) or Ba1 (in the case of Moody’s) and will decrease to 8.05% if and for so long as the lower of such ratings is BBB- (in the case of S&P) or Baa3 (in the case of Moody’s), and (iii) CP Ships will have certain rights to purchase the Containers at a specified price in order to avoid the occurrence of an event of default under the Container Lease or the Container Guarantee. However, no assurance can be given that such amendments will be successfully concluded or that CP Ships’ ratings will remain at or above the applicable thresholds.

Montrose and Montclare Charter Arrangements

      CP Ships (UK) is party to two bareboat charter agreements (the “Montrose Charterparties”) pursuant to which it has agreed to charter two ships (the “Montrose Ships”) which are owned by subsidiaries of the Montrose Trust (a U.S. trust, with State Street Bank and Trust Company acting as trustee).

      CP Ships (UK) is also party to two bareboat charter agreements (the “Montclare Charterparties”) pursuant to which it has agreed to charter two ships (the “Montclare Ships”) which are owned by subsidiaries of the Montclare Trust (a U.S. trust, with State Street Bank and Trust Company of Connecticut acting as trustee).

      Under the Montrose Charterparties and Montclare Charterparties (the “Charterparties”) CP Ships (UK) has agreed to pay certain rents and comply with certain other obligations for a period of 13 years ending in 2008 in respect of the Montrose Ships and for a period of 14 years ending in 2012 in respect of the Montclare Ships. The obligations of CP Ships (UK) under the Charterparties are fully guaranteed by CP Ships, whose obligations under such guarantee are in turn guaranteed by Lykes LLC, TMM LLC and CP Ships (UK).

      The indirect purchase by the Montrose Trust of the Montrose Ships was financed through the purchase of $2.88 million of equity and $93.12 million of 8.17% secured promissory notes by certain investors (the “Montrose Investors”) pursuant to a participation agreement between the Montrose Trust, CP Ships (UK), CP Ships and the Montrose Investors and certain other parties (the “Montrose Participation Agreement”). The obligations of the Montrose Trust to the Montrose Investors is secured by liens on the Montrose Ships. The Montrose Trust is required to make regular distributions on account of equity as well as payments on account of interest and principal on the notes until 2008, and to repay the amount of the equity investment and remaining principal amounts owing under the notes in 2008, which will be approximately $25.92 million.

      The purchase by the Montclare Trust of the Montclare Ships was financed through the purchase of $3.045 million of equity and $98.455 million of 6.71% secured promissory notes by certain investors (the “Montclare Investors”) pursuant to a participation agreement between the Montclare Trust, CP Ships (UK), CP Ships and the Montclare Investors and certain other parties (the “Montclare Participation Agreement”). The obligations of the Montclare Trust to the Montclare Investors is secured by liens on the Montclare Ships. The Montclare Trust is required to make regular distributions on account of equity as well as payments on account of interest and principal on the notes until 2012, and to repay the amount of the equity investment and remaining principal amounts owing under the notes in 2012 which will be approximately $33.1 million. The rents payable under the Charterparties correspond in time and amount with distributions and payments to the Montrose and Montclare Investors.

      Under the Montrose and Montclare Participation Agreements, CP Ships and its subsidiaries are subject to various financial and other covenants.

      CP Ships (UK) may terminate either of the Charterparties on 12 months’ prior notice and, upon giving such notice, must re-market the Montrose Ships or the Montclare Ships, as the case may be, on behalf of the Montrose Trust or Montclare Trust, as applicable. If a sale is completed and the proceeds of the sale are less than an amount (the “Termination Value”) equal to the sum of (i) a scheduled amount (which depends on the remaining term of the relevant Charterparty and on the last day of such term shall be equal to approximately $24.8 million for the Montrose Ships and $26 million for the Montclare Ships) and (ii) the amount of the remaining payments under the relevant notes discounted at the U.S. Treasury rate plus 0.5% (the “Makewhole Premium”), CP Ships (UK) must pay the amount of such difference.

      CP Ships (UK) may at any time prior to, and, if CP Ships (UK) does not terminate the Montrose Charterparties, must not later than, 5th June 2008, purchase the Montrose Ships, by paying an amount (the “Purchase Value”) equal to the aggregate of (i) the greater of (A) the principal outstanding under the notes issued by the Montrose Trust and (B) the Makewhole Premium on such notes, (ii) the amount of the equity investment in the Montrose Trust and (iii) certain costs and expenses relating to such acquisition (the “Montrose Purchase Option”). Upon the payment of such amount by the Montrose Trust to the Montrose Investors substantially all of the obligations of CP Ships and its subsidiaries under the Montrose Charterparties, Montrose Participation Agreement and related agreements will terminate. CP Ships (UK) has a similar purchase option and obligation (the “Montclare Purchase Option”) with respect to the Montclare Ships exercisable not later than 24th August 2012.

      CP Ships intends to purchase the Montrose and Montclare Ships using approximately $180 million of the net proceeds of the Offerings either pursuant to the exercise of the Montrose and Montclare Purchase Options or, if applicable, on such other terms as it may negotiate with the Montrose and Montclare Investors. As the Purchase Value is calculated with reference to prevailing U.S. Treasury rates, a decline in such rates after the date of this document will result in an increase in the Purchase Value and could increase the amount of the net proceeds which are used to purchase the Montrose and Montclare Ships.

Capital Lease and Other Obligations

      CP Ships has entered into a number of capital leases, which are repayable in monthly instalments ending between 2002 and 2005 and are secured on the leased equipment, mainly containers. Obligations under capital leases bear fixed interest rates, which range from 6% to 13%. Interest expense on such leases amounted to $3 million in 2001 ($4 million in 2000).

      CP Ships has also borrowed $1 million, which is repayable up to 2008 and is secured on an office building.

PLAN OF DISTRIBUTION

      Under the terms and subject to the conditions contained in an underwriting agreement dated     ●     2002 (the “Underwriting Agreement”), the Underwriters named below have severally agreed to purchase and CP Ships has agreed to sell to them, severally, the respective number of Common Shares indicated below:

Number of
Name	Common Shares

Morgan Stanley & Co. Incorporated	●
Salomon Smith Barney Inc.	●
RBC Dain Rauscher Inc.	●

Total	●

      The Underwriters will derive no benefit from the Share Offering other than the remuneration described below payable by CP Ships. The offering price of the Common Shares has been determined by negotiation between CP Ships and the Underwriters. CP Ships and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation.

      The Underwriting Agreement provides that CP Ships will pay to the Underwriters a fee of $       ●       per Common Share in consideration for their services in connection with the Share Offering. The Underwriting Agreement provides that the several obligations of the Underwriters to pay for and accept delivery of the Common Shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters, however, are obligated to take and pay for all of the Common Shares offered hereby (other than those covered by the Over-allotment Option described below) if any such shares are purchased under the Underwriting Agreement.

      CP Ships has granted the Underwriters the Over-allotment Option, exercisable for  ●  days after the date of this prospectus, to purchase up to an aggregate of        ●       additional Common Shares at the public offering price listed on the cover page of this prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the Share Offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of these additional Common Shares that the number of Common Shares to be purchased by such Underwriter as shown in the above table bears to the total number of Common Shares as shown in the above table. If the Over-allotment Option is exercised in full, the total price to the public will be $       ●       , the total Underwriters’ fee will be $       ●       and the total net proceeds to CP Ships will be $       ●       .

      The Share Offering is being made concurrently in the United States and in all the provinces of Canada pursuant to MJDS. Subject to applicable law, the Underwriters may offer the Common Shares outside the United States and Canada. The Common Shares will be offered in the United States through the Underwriters directly or through a U.S. Broker-Dealer affiliate or agents. The Common Shares will be offered in Canada through registered dealer affiliates of the Underwriters and such other registered dealers as may be designated by the Underwriters. No sales will be made by any dealer in any province of Canada unless that dealer is duly registered to make the sales in that jurisdiction or unless an exemption from the registered dealer requirements of that jurisdiction is available in connection with the sale. CP Ships has applied to list the Common Shares offered under this prospectus on the TSX and NYSE.

      With respect to the Share Offering in the United States, the Underwriters initially propose to offer part of the Common Shares directly to the public at the U.S. dollar offering price set forth on the cover page of this prospectus and part to certain securities dealers at a price that represents a concession of not in excess of

$       ●       per Common Share under the offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $       ●       per share to other Underwriters or to certain dealers. After the Share Offering, the offering price and other selling terms may from time to time be varied by the Underwriters.

      Each of CP Ships and the directors and executive officers of CP Ships has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and RBC Dain Rauscher Inc. on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this document (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of Common Shares to the Underwriters pursuant to the Share Offering, (y) transactions relating to sales of Common Shares or other securities of CP Ships acquired in open market transactions after the completion of the Share Offering and (z) the issuance of Common Shares pursuant to existing benefit plans adopted by CP Ships.

      In order to facilitate the Share Offering in the United States, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may over-allot in connection with the Share Offering, creating a short position in the Common Shares for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Shares, the Underwriters may bid for, and purchase, Common Shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Shares in the Share Offering, if the syndicate repurchases previously distributed Common Shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Shares above independent market levels. The Underwriters are not required to engage in these activities, and may discontinue any of these activities at any time.

      From time to time, certain of the Underwriters (or their affiliates) have provided, and continue to provide, investment banking services to CP Ships for which they have received customary fees and commissions. In addition, Salomon Smith Barney Inc. is an affiliate of Citibank, which is a lender to CP Ships under the Revolving Credit Facilities. As at 31st March 2002, CP Ships was indebted to Citibank in the amount of $13 million under the $175 Million Facility. CP Ships is in compliance with the terms of the Revolving Credit Facilities. Citibank was not involved in the decision to offer the Common Shares and was not involved in the determination of the terms of the Share Offering. CP Ships intends to use a portion of the net proceeds from the Offerings to repay indebtedness under the $175 Million Facility. Accordingly, under applicable securities laws, CP Ships may be considered to be a connected issuer of Salomon Smith Barney Inc. in connection with the Share Offering. See “Use of Proceeds” and “Description of Indebtedness and Other Obligations — Revolving Credit Facilities”.

      Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. CP Ships has been advised that in connection with the Share Offering and pursuant to the first mentioned exception, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

      Under Rule 15c6-1 of the United States Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade

expressly agree otherwise. Accordingly, purchasers who wish to trade Common Shares prior to        ●       2002 will be required, by virtue of the fact that sales of the Common Shares offered hereby are expected to settle on        ●       2002, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Common Shares who wish to trade Common Shares prior to        ●       2002 should consult their own advisor.

      No actions have been taken to register or qualify the Common Shares or the Share Offering or otherwise to permit a public offering of the Common Shares in any jurisdiction outside Canada and the United States. The Common Shares may not be offered, sold or delivered, nor may this document or any other document in connection with the Share Offering be distributed, to any person in any jurisdiction except in such manner and in such circumstances as will result in compliance with any applicable laws and regulations.

      As described under “Use of Proceeds” in this prospectus, CP Ships intends to use a portion of the proceeds of the Share Offering to reduce its borrowings under the $175 Million Facility of which an affiliate of Salomon Smith Barney Inc. is a lender and the agent bank.

      Each Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of Common Shares, will not offer or sell any such Common Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Common Shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Common Shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act (2000) (“FSMA”) by CP Ships; (iii) it has communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of any Common Shares pursuant to an exemption contained in the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001; and (iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Common Shares in, from or otherwise involving the United Kingdom.

      Each Underwriter has acknowledged that the Common Shares have not been and will not be registered under the Securities and Exchange Law of Japan, and has represented that it has not offered or sold, and will not offer or sell, directly or indirectly, any securities in Japan or for the account of any resident thereof except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations to Non-Resident Shareholders

      In the opinion of McCarthy Tétrault LLP, Canadian counsel to CP Ships, and Stikeman Elliott, Canadian counsel to the Underwriters, the following is a summary of the material Canadian federal income tax considerations generally applicable to prospective purchasers of Common Shares pursuant to the terms of this document (“Non-resident Shareholders”) who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and at all relevant times, (a) are not (and are not deemed to be) resident in Canada, (b) deal at arm’s length with and are not affiliated with CP Ships, (c) will hold the Common Shares as capital property, (d) do not use or hold (and are not deemed to use or hold) Common Shares in connection with carrying on a business in Canada, (e) are not an insurance company that carries on business in Canada and elsewhere, and (f) whose Common Shares do not otherwise constitute “taxable Canadian property” at the time of a disposition (or deemed disposition) of Common Shares. This summary also assumes that CP Ships is resident in Canada for the purposes of the Canadian Tax Act. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Taxation — Canada”.

      Generally, Common Shares will be considered to constitute capital property to a shareholder provided that the shareholder will not hold the Common Shares in the course of carrying on a business of buying and selling securities and will not acquire them in one or more transactions considered to be an adventure in the nature of trade. Common Shares will not otherwise constitute “taxable Canadian property” of a shareholder at the time of a disposition (or deemed disposition) of such shares, provided that, at the time of the disposition (or deemed disposition), the Common Shares are listed on a prescribed stock exchange (which currently includes the TSX and NYSE), and none of the shareholder, persons with whom the shareholder does not deal at arm’s length, and the shareholder together with such persons has owned 25% or more of the issued shares of any class or series of the capital stock of CP Ships at any time within 60 months preceding the time of the disposition (or deemed disposition). This summary is not applicable to shareholders that are “financial institutions” (as defined in the Canadian Tax Act) for purposes of the “mark-to-market” rules or shareholders an interest in which would be a “tax shelter investment” for purposes of the Canadian Tax Act.

      This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder, proposed amendments to the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this document (the “Proposed Amendments”) and counsel’s understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, governmental or judicial decision or action, nor does it take into account or address any other federal tax considerations or any tax considerations of any province or territory of Canada or of any jurisdiction outside Canada, which may be materially different from the Canadian federal income tax considerations described herein. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all.

      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder, and no representations are made with respect to the income tax consequences to any particular shareholder of acquiring, holding or disposing of Common Shares. Accordingly, prospective shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Common Shares having regard to their own particular circumstances.

Dividends on Common Shares

      Dividends paid or credited (or deemed to have been paid or credited) on Common Shares to a Non-resident Shareholder will be subject to Canadian withholding tax under the Canadian Tax Act at a rate of 25% of the gross amount of the dividends, subject to reduction under the provisions of an applicable tax treaty. Under the current provisions of the Canada-United States Income Tax Convention, a U.S.-resident holder entitled to the benefits of that convention will generally be subject to Canadian withholding tax at a rate of 15% of the gross amount of the dividends. In addition, under the current provisions of that convention, dividends may be exempt from Canadian withholding tax if paid to a Non-resident Shareholder that is resident in, and exempt from tax in, the United States and that is a qualifying religious, scientific, literary, educational or charitable organization or a qualifying trust, company, organization or arrangement operated exclusively to administer or provide pension, retirement or employee benefits, and, provided certain administrative procedures are followed by the shareholder, CP Ships will not be obligated to withhold tax on payments of dividends to such shareholders.

Disposition of Common Shares

      A capital gain realized by a Non-resident Shareholder on a disposition (or deemed disposition) of Common Shares will not be subject to tax under the Canadian Tax Act.

Certain U.S. Tax Considerations

      In the opinion of Sidley Austin Brown & Wood, United States counsel to CP Ships, the following summary fairly describes the principal United States federal income tax consequences generally applicable to an investment in Common Shares purchased pursuant to this document by an investor (a “Holder”). It is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this document and all of which are subject to change (possibly on a retroactive basis). This summary is for general information purposes only. This summary does not address all of the United States federal income tax consequences that may be relevant to the particular circumstances of a Holder of Common Shares and it does not address the effect of any foreign, state or local tax law on a Holder’s investment in the Common Shares. In addition, this summary does not apply to certain Holders that may be subject to special rules for United States federal income tax purposes (including, but not limited to, Holders that are insurance companies, banks, tax-exempt organizations, or financial institutions; Holders that own, or are deemed to own, 10% or more of the voting shares of CP Ships; Holders who hold Common Shares as part of a straddle, hedging or conversion transaction; Holders whose functional currency is not the United States dollar; Holders that are subject to the alternative minimum tax; and Holders that are broker-dealers). This summary is limited to investors who hold the Common Shares as “capital assets” within the meaning of the Code. Prospective investors in the Common Shares should consult their own tax advisors concerning the tax consequences of an investment in the Common Shares, including the possible application of any income tax treaty.

      A United States Holder is an individual who, for United States federal income tax purposes, is a citizen or resident of the United States; a corporation or any other entity taxable as a corporation, in either case organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is includable in gross income for United States federal income tax purposes, regardless of its source; a trust, the administration over which a United States court can exercise primary supervision and for which one or more United States persons have the authority to control all substantial decisions. A Non-United States Holder is any Holder of Common Shares that is not a United States Holder, as defined above.

United States Holders

Dividend on Common Shares

      For United States federal income tax purposes, the gross amount of a distribution in respect of the Common Shares (including the amount of any Canadian tax withheld), will be taxed to a United States Holder as ordinary dividend income to the extent of CP Ships’ current or accumulated earnings and profits as determined under United States federal income tax rules. Any amount distributed in excess of CP Ships’ earnings profits will be treated first as a non-taxable return of capital to the extent of the United States Holder’s adjusted tax basis in the Common Shares (and will reduce, but not below zero, such United States Holder’s adjusted tax basis in the Common Shares) and then as taxable capital gain. A United States Holder that is a corporation will not be entitled to a “dividends received deduction” in respect of dividends it receives on the Common Shares.

      Subject to the limitations and restrictions set forth in the Code, United States Holders may elect to claim a foreign tax credit against their United States federal income tax liability for Canadian income tax withheld from dividends received on the Common Shares. The overall limitation on foreign taxes eligible for credit against United States federal income tax is calculated separately with respect to specific categories of income. Dividends on the Common Shares generally will constitute foreign source passive income or, in the case of certain types of United States Holders, financial services income, for United States foreign tax credit purposes. A United States Holder who is an individual with no more than US$300 (or US$600 in the case of a married person filing jointly) of creditable foreign taxes, and no foreign source income other than certain passive income, may be eligible to credit such foreign taxes against his or her United States federal income tax liability, without regard to the general foreign tax credit limitation rules. The rules governing determination of the foreign tax credit for United States federal income tax purposes are complex and prospective United States Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to a foreign tax credit. United States Holders that do not elect to claim a foreign tax credit may instead be able to claim a deduction for Canadian tax withheld, subject to certain limitations.

      If a dividend is paid in Canadian dollars, the amount includible in a United States Holder’s income will be the United States dollar value of the Canadian dollars distributed (including any amounts withheld), based upon the spot exchange rate in effect as at the date of receipt by the holder or by a nominee, custodian, or other agent of the holder. A United States Holder will have a tax basis in such Canadian dollars for United States federal income tax purposes equal to their United States dollar value on the date of receipt. Any subsequent gain or loss in respect of the disposition of such Canadian dollars will be United States source ordinary income or loss.

Disposition of Common Shares

      The sale or other disposition of the Common Shares generally will result in the recognition of gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale and the United States Holder’s adjusted tax basis in the Common Shares disposed. Such gain or loss will be long-term capital gain or loss if the United States Holder held the Common Shares for more than one year. For United States federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a United States Holder on the sale or other disposition of the Common Shares generally will be treated as United States source income for purposes of the foreign tax credit limitation rules.

PFIC Rules

      If CP Ships were to be treated as a passive foreign investment company (“PFIC”), United States Holders could be subject to higher United States federal income taxes with respect to distributions on, or dispositions of, the Common Shares than otherwise would apply. A foreign corporation will be classified as a PFIC if 75% or more of its gross income for the taxable year is passive income or if the value of the assets it holds during the taxable year that produce passive income (or are held for the production of passive income) is at least 50% of the total value of its assets, taking into account a proportionate share of the income and assets of corporations at least 25 % owned by such corporation. Based on the nature of the income, assets and activities of CP Ships, and the manner in which CP Ships plans to operate its business in future years, CP Ships does not expect to be classified as a PFIC for any taxable year.

Information Reporting and Backup Withholding

      Information reporting to the IRS will generally be required with respect to payments to non-corporate United States Holders of dividends on, and proceeds of sales of, Common Shares. A United States Holder may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such holder, such as the proceeds from the sale of Common Shares or dividends paid with respect to such shares, unless such holder (i) is a corporation or otherwise is an exempt recipient, and demonstrates that fact when so required, or (ii) provides a correct taxpayer identification number (“TIN”), certifies whenever necessary that the TIN is correct and that the holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States Holder may also be subject to a $50 penalty if the correct TIN and certifications are not provided. Any amount withheld under the backup withholding rules will be creditable against the United States Holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

      In general, and subject to the discussion below, a Non-United States Holder will not be subject to United States federal income or withholding tax on income from distributions with respect to, or gain upon the disposition of, Common Shares, unless (1) the income or gain is effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States or, if certain treaty provisions apply, is attributable to a permanent establishment in the United States or (2) in the case of gain realized by an individual Non-United States Holder upon the disposition of Common Shares, the Non-United States Holder is present in the United States for 183 days or more in the taxable year of the sale and other applicable conditions are met. If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the Common Shares, including dividends and the gain from the sale, exchange or other disposition of Common Shares that is effectively connected with the conduct of such trade or business or, if certain treaty provisions apply, is attributable to a permanent establishment in the United States will generally be subject to United States federal income tax in the same manner as discussed above in the section relating to taxation of United States Holders. In addition, for a corporate Non-United States Holder, the earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or a lower rate as may be provided by an applicable income tax treaty.

      In general, a Non-United States Holder will not be subject to information reporting or backup withholding with respect to payments of dividends on Common Shares or payments of proceeds from the disposition of Common Shares if such Holder timely provides Form W-8BEN (or other applicable form) certifying under penalties of perjury that such Holder is not a United States person or other reliable documentation establishes that such Holder is a non-United States person, or such Holder otherwise establishes an exemption.

      If an exemption is not established, backup withholding and information reporting will generally apply to payments of dividends on Common Shares (not paid to or through an account maintained outside the United States at a financial institution) and the gross proceeds of any sale of Common Shares made through the United States office of any broker, foreign or domestic. Generally, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the gross proceeds of a sale of Common Shares effected outside the United States. However, unless a non-United States Holder establishes an exemption, information reporting (but not backup withholding) will generally apply to payments of dividends on Common Shares paid to or through an account maintained outside the United States at a financial institution and the gross proceeds of any sale of Common Shares made through a foreign office of a broker that is (i) a United States person as defined in the Code, (ii) a foreign person that derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a controlled foreign corporation as defined in the Code or (iv) a foreign partnership with certain connections to the United States.

      Notwithstanding any Form W-8BEN or other documentary evidence, a broker or other person making such payments who has actual knowledge or reason to know that a Holder is a United States person will be required to backup withhold and file information reports with the IRS if such person is a United States person or has certain connections to the United States.

LEGAL MATTERS

      Certain Canadian legal matters in connection with the Share Offering will be passed upon on behalf of CP Ships by McCarthy Tétrault LLP and on behalf of the Underwriters by Stikeman Elliott. Certain U.S. legal matters relating to the Share Offering will be passed upon on behalf of CP Ships by Sidley Austin Brown & Wood and on behalf of the Underwriters by Shearman & Sterling.

      As at the date of this document, the partners, counsel and associates of each of McCarthy Tétrault LLP, Stikeman Elliott and Sidley Austin Brown & Wood beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares of CP Ships.

ELIGIBILITY FOR INVESTMENT

      Eligibility of the Common Shares for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

      Insurance Companies Act (Canada)

      Trust and Loan Companies Act (Canada)

      Pension Benefits Standards Act, 1985 (Canada)

      The Common Shares on the date of issue will be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans. The Common Shares will not constitute foreign property for purposes of Part XI of the Tax Act on the date of issue.

EXPERTS

      The Annual Financial Statements as at, and for the years ended 31st December 2001, 2000 and 1999 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent chartered accountants, as stated in their report appearing herein.

REGISTRAR AND TRANSFER AGENT

      The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada, Suite 700, 1500 University Avenue, Montreal, Quebec, H3A 3S8, Canada, and the co-transfer agent and registrar for the Common Shares is Computershare Trust Company of New York, Wall Street Plaza, 88 Pine Street, New York, New York 10050.

DOCUMENTS INCORPORATED BY REFERENCE

      The following documents filed with the securities commission or similar authority in each Province of Canada and with the U.S. Securities and Exchange Commission (“SEC”) are specifically incorporated by reference in this short form prospectus:

(a)	CP Ships’ 2001 Annual Information Form dated as of 17th May 2002; and

(b)	CP Ships’ Management Proxy Circular dated 27th February 2002 in connection with the 2002 Annual and Special Meeting of CP Ships’ shareholders, other than the sections entitled “Report on Executive Compensation”, “Corporate Governance” and “Performance Graph”.

      Any documents of the types referred to above and any material change report (excluding confidential material change reports), comparative interim financial statements, comparative financial statements for CP Ships’s most recently completed financial year, together with the accompanying report of CP Ships’s auditors and any information circulars of CP Ships filed by CP Ships with securities regulatory authorities in Canada after the date of this short form prospectus and prior to the completion or withdrawal of the Share Offering will be deemed to be incorporated by reference into this short form prospectus.

      All future annual reports and any other information filed by CP Ships with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act, during such period are also incorporated by reference into this short form prospectus.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

      The information permitted to be omitted from this short form prospectus will be contained in a supplemented PREP prospectus and will be incorporated by reference herein as at the date of such supplemented PREP prospectus.

      Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the Vice-President General Counsel and Secretary of CP Ships at 62-65 Trafalgar Square, London WC2N 5DY, United Kingdom, Telephone: +44 (0)20 7389 1100. For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may also be obtained from the Vice-President General Counsel and Secretary of CP Ships at the above-mentioned address and telephone number.

ADDITIONAL INFORMATION

      CP Ships has filed with the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement on Form F-10 under the U.S. Securities Act relating to the Common Shares offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement. Some information is omitted and prospective investors should refer to the registration statement and its exhibits.

      The registration statement, including exhibits and documents filed with it, as well as any reports, statements or other information filed by CP Ships in the future with the SEC may be reviewed at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the SEC located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Prospective investors may also obtain copies of these materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Prospective investors may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a Web site that contains information CP Ships files electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov. In addition, these filings are available to the public from commercial document retrieval services.

      CP Ships is required to file reports under the U.S. Exchange Act, and other information with the SEC. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, CP Ships is subject to the filing requirements prescribed by the securities legislation of all Canadian provinces and territories. Prospective investors are invited to read and copy any reports, statements or other information filed with the Canadian securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also available online from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at http://www.sedar.com. Reports and other information about CP Ships should also be available for inspection at the offices of the TSX and NYSE.

      As a “foreign private issuer” under the U.S. Exchange Act, CP Ships intends to provide to its shareholders proxy statements and annual reports prepared in accordance with applicable Canadian law. CP Ships’ annual reports will be available within 140 days of the end of each fiscal year and will contain audited consolidated financial statements. CP Ships will also make available quarterly reports containing unaudited summary consolidated financial information for each of the first three fiscal quarters. CP Ships intends to prepare these financial statements in accordance with Canadian GAAP and to include a reconciliation to U.S. GAAP in the notes to its annual consolidated financial statements. CP Ships is exempt from provisions of the U.S. Exchange Act which require it to provide proxy statements in prescribed form to shareholders and which relate to short swing profit reporting and liability.

LIST OF DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the U.S. Securities and Exchange Commission (“SEC”) as part of the registration statement of which this prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference”; consents of PricewaterhouseCoopers LLP; consents of McCarthy Tétrault LLP, Canadian counsel to CP Ships; consent of Sidley Austin Brown & Wood, U.S. counsel to CP Ships; consents of Stikeman Elliot, Canadian counsel to the Underwriters; and powers of attorney.

CP Ships Limited

Auditors’ report

To the shareholders’ of CP Ships Limited

      We have audited the consolidated balance sheets of CP Ships Limited as at 31st December 2001, 2000 and 1999 and the consolidated statements of income, retained earnings and cash flow for each of the three years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audit in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31st December 2001, 2000 and 1999 and the results of its operations, changes in its financial position and its cash flow for each of the three years then ended in accordance with Canadian generally accepted accounting principles.

(signed)

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada

27th February 2002, except

as to note 22(k) which is as of
28th May 2002 and
note 23 which is
as of 30th May 2002

Notice to US readers

      In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes, such as the changes described in notes 2 and 22(k) to the financial statements, that have a material effect on the comparability of the amounts disclosed in the Company’s financial statements. Our report to the shareholders dated 27th February 2002, 28th May 2002 and 30th May 2002 is expressed in accordance with Canadian reporting standards which does not require a reference in the auditors’ report to such changes when the change is properly accounted for and adequately disclosed in the financial statements.

(signed)

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada

27th February 2002

except as to note 22(k) which is as of
28th May 2002.

CP Ships Limited

Consolidated Statements of Income	Year ended 31st December

(US$ millions except per share amounts)	2001	2000	1999

Revenues
Container shipping operations	2,646	2,645	1,878
Expenses
Container shipping operations	2,068	2,037	1,458
General and administrative	363	381	281
Depreciation	74	60	47
Currency exchange loss	2	5	4
Gain on disposal of capital assets	—	(2)	(1)

	2,507	2,481	1,789

Operating income before exceptional charges	139	164	89
Spin-off related items (note 3)	(17)	—	—
Unusual charges (note 3)	(19)	—	—

Operating income	103	164	89
Interest income/(expense), net (note 4)	—	1	(4)

Income before income tax	103	165	85
Income tax expense (note 5)	(12)	(12)	(11)

Income before goodwill charges and minority interest	91	153	74
Minority interest	1	—	1

Income before goodwill charges	92	153	75
Goodwill charges, net of tax ($0)	(16)	(18)	(15)

Net income	76	135	60
Dividends on preference shares	(3)	(2)	—

Net income available to common shareholders	$ 73	$ 133	$ 60

Average number of common shares outstanding (millions) (note 15)	79.3	79.1	79.1
Earnings per common share basic (note 15)	$ 0.92	$ 1.68	$ 0.76
Earnings per common share diluted (note 15)	$ 0.91	$ 1.68	$ 0.76

Consolidated Statements of Retained Earnings

Balance, 1st January (restated, note 2 (f))	443	310	250
Net income	76	135	60
Dividends on preference shares	(3)	(2)	—
Dividends on common shares	(3)	—	—

Balance, 31st December	$513	$443	$310

CP Ships Limited

Consolidated Balance Sheets	As at 31st December

(US$ millions)	2001	2000	1999

ASSETS
Current assets
Cash and cash equivalents	116	122	61
Accounts receivable	366	392	306
Prepaid expenses	38	32	26
Loan to former affiliated company due within one year (note 7)	—	116	—
Inventory	12	14	9

	532	676	402
Capital assets (note 8)	795	536	355
Deferred charges (note 9)	14	—	—
Deposits on ships to be purchased	—	5	—
Goodwill	510	531	461

	$1,851	$1,748	$1,218

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities:
Former affiliated companies	—	15	25
Trade and other payables	505	497	415
Loans from former affiliated companies due within one year (note 10)	—	86	73
Long-term debt within one year (note 11)	15	11	14

	520	609	527
Long-term liabilities
Long-term debt due after one year (note 11)	215	21	30
Future income taxes (note 5)	8	10	7
Minority interests	8	9	5

	231	40	42
SHAREHOLDERS’ EQUITY
Common share capital (note 12)	597	63	63
Preference share capital (note 12)	—	116	—
Contributed surplus (note 12)	—	485	282
Retained earnings	513	443	310
Cumulative foreign currency translation adjustments	(10)	(8)	(6)

	1,100	1,099	649

	$1,851	$1,748	$1,218

Contingent liabilities & commitments notes 17 & 18

CP Ships Limited

Consolidated Statements of Cash Flow	Year ended 31st December

(US$ millions)	2001	2000	1999

Operating activities
Net income	76	135	60
Depreciation and goodwill charges	90	78	62
Unusual and spin-off related charges	36	—	—
Future income tax expense	—	3	2
Gain on disposal of capital assets	—	(2)	(1)
Other	1	(3)	(3)

	203	211	120
Decrease/(increase) in non-cash working capital (note 14)	7	(37)	(91)

Cash from operations before unusual and spin-off payments	210	174	29
Unusual and spin-off payments	(18)	—	—

Cash from operations	192	174	29
Financing activities
Contributed surplus	2	203	52
Return of share capital	(14)	—	—
Issue of preferred shares	—	116	—
Redemption of preferred shares	(116)	—	—
Increase in long-term debt	160	2	2
Repayment of long-term debt	(14)	(14)	(14)
Deferred charges — finance costs	(14)	—	—
Increase in loans from former affiliated companies	88	38	37
Repayment of loans from former affiliated companies	(138)	(37)	(63)
Preference dividends paid	(3)	(2)	—

Cash (outflow)/inflow from financing activities	(49)	306	14
Investing activities
Additions to capital assets	(292)	(307)	(113)
Deposits on ships to be purchased	—	(5)	—
Acquisition of businesses	—	(61)	—
Proceeds from disposal of capital assets	15	70	5
Proceeds from disposal of investments	12	—	—
Increase in loans to former affiliated company	—	(116)	—
Repayment of loans to former affiliated company	116	—	31

Cash (outflow) from investing activities	(149)	(419)	(77)
(Decrease)/increase in cash and cash equivalents*	(6)	61	(34)
Cash and cash equivalents at beginning of year	122	61	95

Cash and cash equivalents at end of year	$ 116	$ 122	$ 61

Additional information
Taxes paid	$ 12	$ 13	$ 9
Interest paid	$ 7	$ 5	$ 7

*	Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

CP Ships Limited

Notes to the Consolidated Financial Statements

(Unless otherwise indicated, all amounts are shown in US$ millions)

1.  REORGANIZATION

      Prior to 1st October 2001, CP Ships Holdings Inc (“CPSHI”) was the wholly owned holding company of Canadian Pacific Limited’s (“CPL”) container shipping interests. On 1st October 2001, as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to a newly created subsidiary company, CP Ships Limited (“CP Ships”). CPL then distributed its investment in CP Ships to its common shareholders on the basis of one new common share in CP Ships for four old CPL common shares. Where appropriate, share numbers in the financial statements reflect the effect of the share consolidation applied retroactively. As both CPSHI and CP Ships were under the control of CPL at the time, the transactions have been accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPSHI has become the historical financial information of the now publicly held CP Ships.

      In 2001, prior to the reorganization, CPSHI paid a return of capital to CPL of $14 million and issued shares to CPL valued at $61 million as consideration for the transfer of shipping related affiliates and other assets from CPL to CP Ships.

      To mark the company’s spin-off from CPL, each employee (where legally permitted) was awarded $1,000 worth of shares. A total of 398,026 shares was issued from treasury for this Launch Award and no compensation expense was recorded.

2.  SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from United States generally accepted accounting principles (“US GAAP”). A reconciliation of significant measurement differences between Canadian and US GAAP has been included in note 22.

(a)  Basis of consolidation

      The consolidated financial statements include CP Ships and the operations of all of its subsidiary companies from the date of acquisition until the date of disposal.

      CP Ships’ share of the results and net assets of 50% joint ventures is proportionately consolidated in the consolidated statements of income, retained earnings and cash flows and the consolidated balance sheets.

(b)  Revenue and cost recognition

      Revenue and costs directly attributable to loaded container movements are recognized when delivery of the container is completed. Other revenue is accounted for on completed service delivery and other costs are accounted for when incurred.

(c)  Use of estimates

      The preparation of financial statements requires that management make estimates in reporting the amounts of certain revenues and expenses for each financial year and certain assets and liabilities at the end of each financial year. Actual results may differ from these estimates.

(d)  Income taxes

      Effective 1st January 2000, CP Ships adopted, retroactively without restating prior years, the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for income taxes. The new recommendations adopted the liability method for providing for income taxes. Under this

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)  Income taxes (continued)

method, future tax assets and liabilities are recognized based on differences between the basis of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. The effect on 2000 earnings from adopting these changes was immaterial.

      Previously, income taxes were provided for based on the deferral method. Under this method, deferred income taxes are computed by applying current tax rates to all significant timing differences between accounting and taxable income. The resulting deferred income tax balances were not adjusted for subsequent changes in tax rates.

(e)  Earnings per common share

      Basic earnings per common share are calculated using the weighted average number of common shares outstanding in the year.

      The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method, which assumes proceeds received from the exercise of stock options are used to purchase common shares at the average market price during the period. The resulting incremental shares are included in the denominator of the diluted earnings per share calculation.

(f)  Capital assets

      Capital assets are stated at cost less depreciation.

      Depreciation on ships is calculated on a straight-line basis at rates to reduce the book value of each ship to its estimated residual value by the end of its estimated useful life in the company’s business. The estimated useful life of a ship is calculated as the remaining period of a 25 year life.

      Major additions, replacements and capital improvements to ships are depreciated over the estimated remaining useful life of the ship.

      Dry docking and special survey costs are deferred and amortized over the dry docking cycle, typically between two to five years. Any unamortized cost is written off on the disposal of the relevant ship. Prior to 1st January 2000, dry docking costs were accounted for on an accrual basis. The financial statements for 1999 were restated retrospectively to reflect the change in accounting policy. The effect of this change was to increase net income by $6 million in the year ended 31st December 2000 and $2 million in the year ended 31st December 1999.

      Containers are depreciated on a straight-line basis over 12 years to their estimated residual values.

      Furniture and equipment is fully depreciated on a straight-line basis over the estimated service lives of the assets (maximum ten years).

      Computer hardware and software is fully depreciated on a straight-line basis over three to five years from the date that it is brought into use. Costs directly associated with developing or obtaining internal-use computer software are capitalized.

      Trucking equipment is fully depreciated on a straight-line basis over the estimated service lives of the assets (maximum ten years). Owned automobiles are depreciated on a straight-line basis over four years.

      Buildings are fully depreciated on a straight-line basis over the estimated useful lives (maximum 50 years). Land is not depreciated.

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)  Capital assets (continued)

      Leasehold improvements are amortized over the lesser of the remaining term of the leases or ten years.

      Terminal equipment is depreciated on a straight-line basis over three to 30 years.

      When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and the remaining balance, net of any proceeds from sale or salvage value, is reflected in the results from operations.

(g)     Leases

      Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to CP Ships are accounted for as capital leases.

      Capital leases are accounted for as assets and are fully amortized on a straight-line basis over the period of the relevant lease. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year, otherwise the principal is included in amounts due after one year. The capitalized lease obligation reflects the present value of future lease payments. The finance element of the lease payments is charged to income over the term of the lease.

      Operating lease costs are charged to income on a straight-line basis.

(h)  Goodwill

      Goodwill represents the excess of the fair value of consideration paid over the fair value of net assets acquired and is amortized to income over a period of 35 years. CP Ships evaluates the carrying value of goodwill for possible impairment on an annual basis. Goodwill is written down to fair value when declines in value are considered to be other than temporary, based upon expected operating performance of the relevant subsidiary.

(i)  Foreign currency translation

      Revenue and expense items and other transactions denominated in foreign currencies are recorded in United States Dollars, which is the functional currency of CP Ships, at the exchange rates in effect on the dates of the related transactions. Monetary assets and liabilities denominated in foreign currencies are translated into United States Dollars at the year-end rates of exchange. Except for unrealized gains and losses on long-term monetary liabilities, which are deferred and amortized to income over the period to maturity of the related debt, foreign currency gains and losses arising from realization or remeasurement of foreign currency denominated monetary assets and liabilities are recognized in income as incurred.

      The financial statements of subsidiary companies denominated in currencies other than United States Dollars, which are all considered to be self sustaining, are translated into United States Dollars using year-end rates of exchange for assets and liabilities and the average rates in effect for the year for revenues and expenses. Exchange gains or losses arising from such translation are deferred and included under Shareholders’ equity as foreign currency translation adjustments.

(j)  Employee future benefits

      The costs of pensions are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Market related values are used for calculating the expected return on plan assets. The projected

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)  Employee future benefits (continued)

benefit obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments.

      Pension expense includes the cost of pension benefits earned during the year, the interest cost on pension obligations, the expected return on pension plan assets, settlement gains, the amortization of the net transitional asset, the amortization of adjustments arising from pension plan amendments, and the amortization of the excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the market related value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the various plans.

      Effective 1st January 2000, CP Ships adopted the new recommendations of the CICA for accounting for employee benefits. The effect on 2000 earnings from adopting these changes prospectively was immaterial. The principal difference between the new recommendations and the accounting policy applied previously was in the choice of discount rate used for computing benefit obligations.

      For defined contribution plans, pension costs generally equal plan contributions due during the year.

(k)  Derivative financial instruments

      Hedging instruments are utilized by CP Ships to manage its exposure relating to foreign currency exchange rates. Payments or receipts under these contracts are recognized in income concurrently with the hedged transaction and the fair values of the outstanding contracts are not reflected in the financial statements.

(l)  Stock based compensation

      CP Ships has stock based compensation plans described in note 13, under which stock options and stock appreciation rights (SARs) are granted to directors and certain key employees or have been granted to former CPL employees as part of the demerger.

      Compensation expense is not recognized for stock options. Any consideration paid by employees on the exercise of stock options is credited to share capital. In the event options are cancelled, no adjustment is made to share capital and no expense is recognized.

      Compensation expense is recognized for exercisable SARs for the excess of the market value of a common share over the related option price.

(m)  Restructuring costs

      Restructuring costs are recorded in the year detailed exit and restructuring plans are approved. Provisions for restructuring costs are recorded in liabilities.

(n)  Comparative figures

      Certain comparatives have been reclassified to conform with the presentation adopted in the current year.

(o)  New Canadian accounting pronouncements

      CICA 3870, “Stock based compensation and other stock based payments” was issued on 13th November 2001 and will be effective for awards granted after 31st December 2001. The new rules require compensation expense to be calculated using the fair value method and either expensed to income or the effect disclosed in the

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)  New Canadian accounting pronouncements (continued)

notes to the financial statements. The impact of implementing this new standard on CP Ships financial position and results of operations is not yet determinable.

      CICA 3062, “Goodwill and other intangible assets” was issued in August 2001 and will be effective for CP Ships for years beginning 1st January 2002 and will be applied prospectively. CICA 3062 requires that goodwill no longer be amortized, but instead be subject to an impairment test at least annually. CP Ships is in the process of preparing for the adoption of CICA 3062 and is making the determinations as to what its reporting units are and what amounts of goodwill, other assets and liabilities should be allocated to those reporting units. CP Ships has not yet determined what effect, if any, the impairment test will have on its earnings and financial position. The impact of not amortizing goodwill for the year ended 31st December 2001 would have been to increase net income by $16 million and increase basic and diluted earnings per share by $0.20.

      CICA 1650, “Foreign currency translation” will be effective 1st January 2002. CP Ships will retroactively adopt a change in the accounting rules for the treatment of foreign exchange gains and losses. These changes have not been applied to these statements. The new rules will no longer allow for the deferral and amortization of foreign exchange gains and losses on long-term debt. As the majority of CP Ships’ debt is denominated in United States Dollars, this change will not have a material effect on its financial statements.

      CICA AcG-13 “Hedging Relationship” is effective for fiscal years beginning 1st July 2002 and specifies new criteria for applying hedging accounting. CP Ships is assessing the impact that this guidance will have on its financial position and results of operations.

3.     EXCEPTIONAL CHARGES

      The exceptional charges incurred in 2001 comprise:

(a)	Spin-off related items of $17 million for professional fees and other expenses associated with the company’s demerger from CPL including $10 million for the cost of terminating a cash-based long-term incentive plan (“LTIP”) by converting it into restricted stock awards. The total value of shares required to terminate LTIP was $22 million. The amount of $10 million included in the exceptional charge, together with an $8 million provision charged for the year ended 31st December 2000 for LTIP earned to that date allowed for the purchase on the market of CP Ships’ shares at a value of $18 million. Shares valued at $4 million were issued from treasury. The shares are held by an irrevocable trust which was established to settle the company’s obligations under the LTIP termination arrangements.

(b)	Unusual charges of $19 million for the restructuring of organization and offices, mainly in Europe and North America, during 2001 and 2002. The charges include the cost of employee severance and redundant office leases and $5 million had been paid at 31st December 2001.

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

4.     INTEREST INCOME/(EXPENSE)

	2001	2000	1999

Long-term debt	(6)	(4)	(7)
Short-term debt	(1)	(1)	—

Total interest payable	(7)	(5)	(7)
Interest income	7	6	3

Net	$—	$ 1	$(4)

5.  INCOME TAXES

      Taxation in these financial statements arises from the activities of CP Ships’ trading companies. The company has three principal operating subsidiaries, Lykes Lines Limited, LLC (“Lykes Lines”), TMM Lines Limited, LLC (“TMM Lines”) and CP Ships (UK) Limited.

      Lykes Lines and TMM Lines have the taxation attributes of their Bermudian parents and hence have low rates of tax. CP Ships (UK) Limited (formerly Contship Containerlines Limited) entered with effect from 1st January 2001 the UK Tonnage Tax regime under which taxation is based on the tonnage of qualifying ships employed in the business, rather than profits. As part of the Plan of Arrangement described in note 1, the business and assets of each of ANZDL, Canada Maritime and Cast were transferred to CP Ships (UK) Limited on 27th September 2001 and became part of the Tonnage Tax regime with effect from that date. Previously, the business and assets had been owned by Bermudian companies which had received exemption from taxation in Bermuda. Lykes Lines, TMM Lines and CP Ships (UK) Limited are also subject to taxation in certain countries on their operations in those countries and, through their subsidiaries, on the income of their agency and other operations, such as haulage.

      Racine Terminal (Montreal) Company and Cast Terminal Company are taxed in Canada.

	2001	2000	1999

Income tax expense
Current	12	9	9
Future	—	3	2

Total	$12	$12	$11

      The difference between the income tax expense and the provision obtained by applying the Canadian statutory tax rate is as follows:

	2001	2000	1999

Provision at Canadian statutory rates	38	74	46
Foreign tax rate differentials	(23)	(51)	(34)
Effect of tonnage tax	(7)	—	—
Prior year items	1	(1)	—
Other	3	(10)	(1)

Income tax expense	$ 12	$ 12	$ 11

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

5.  INCOME TAXES (Continued)

     The provision for future income taxes arises from differences in the recognition of revenues and expenses for income tax and accounting purposes. The temporary differences comprising the future income tax liability are:

	2001	2000	1999

Future income tax liabilities
Capital assets carrying value in excess of tax basis	7	8	5
Other items	1	2	2

Total	$8	$10	$7

6.  BUSINESS ACQUISITIONS

      In January 1999, CPSHI completed the formation of the Americana Ships Limited (“Americana Ships”) joint venture with Transportación Maritima Mexicana S.A. de C.V. (TMMsa). CPSHI contributed its holdings of shares in Lykes Lines, Ivaran Lines Limited and Contship (Med-Gulf) Limited to Americana Ships in exchange for 50% of the issued shares of Americana Ships. TMMsa contributed all of its liner shipping business, also for 50% of the issued shares of Americana Ships.

      During 2000, CPSHI completed the acquisition of the 50% of the shares in the Americana Ships joint venture that was owned by TMMsa and acquired full ownership of Americana Ships’ container shipping services. The transaction was accounted for as a purchase; goodwill amounted to $84 million, representing the difference between the consideration and the fair value of the net assets acquired.

      Other businesses acquired in 2000, also accounted for as purchases, gave rise to goodwill of $9 million.

      The acquisitions have been accounted for as follows:

	2001	2000	1999

Total assets acquired other than goodwill	—	135	—
Goodwill	—	93	—
Total liabilities	—	(167)	—

Total	$—	$ 61	$—

      Consideration was paid in cash.

7.  LOAN TO FORMER AFFILIATED COMPANY

      In 2000, CPSHI made a loan of Cdn$175 million ($116 million) to Canadian Pacific Securities (Ontario) Limited, a former affiliate, at a floating interest rate, payable quarterly. The loan was repaid during 2001.

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

8.  CAPITAL ASSETS

	2001	2000	1999

Ships
Cost	640	398	182
Accumulated depreciation	(114)	(87)	(71)

	526	311	111

Containers
Cost	135	146	191
Accumulated depreciation	(44)	(36)	(35)

	91	110	156

Terminal equipment and other
Cost	119	102	99
Accumulated depreciation	(53)	(48)	(43)

	66	54	56

Computer hardware and software
Cost	162	98	59
Accumulated depreciation	(50)	(37)	(27)

	112	61	32

Total cost	1,056	744	531
Total accumulated depreciation	(261)	(208)	(176)

Net book value	$ 795	$ 536	$ 355

      At 31st December 2001 assets held under capital leases included in the above had a cost of $104 million (2000: $106 million, 1999: $98 million) and accumulated depreciation of $59 million (2000: $54 million, 1999: $45 million).

      Ships with a net book value of $301 million at 31st December 2001 (2000 and 1999: $0 million) were pledged as security against bank and other loans and buildings with a net book value of $3 million (2000 and 1999: $2 million) were mortgaged as security against long-term loans.

9.     DEFERRED CHARGES

      Deferred charges represent $14 million (2000 and 1999: $0) of costs related to the arrangement of new facilities and the renegotiation of other arrangements. These costs are amortized evenly over the periods of the underlying arrangements which end ranging from 2005 to 2012.

10.     LOANS FROM FORMER AFFILIATED COMPANIES DUE WITHIN ONE YEAR

	2001	2000	1999

CP (Bermuda) Limited	—	37	37
CPL	—	31	36
Canadian Pacific Securities (Ontario) Limited	—	11	—
Canadian Pacific Finance Ireland	—	7	—

	$—	$86	$73

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

10.     LOANS FROM FORMER AFFILIATED COMPANIES DUE WITHIN ONE YEAR (Continued)

      The loan from CP (Bermuda) Limited of $37 million at 31st December 2000 was interest free and repayable on demand and was cancelled in 2001 upon the acquisition of CP (Bermuda) Limited by CPSHI as part of the reorganization described in note 1.

      The loan from CPL of $31 million outstanding at 31st December 2000 was interest free and repayable on demand. It was repaid during 2001.

      The loan from CPL of $36 million outstanding at 31st December 1999 was interest free and repayable on demand. It was repaid during 2000.

      The loans from Canadian Pacific Securities (Ontario) Limited of $11 million at 31st December 2000 bore variable rates of interest, were repayable on demand and were repaid during 2001.

      The loans from Canadian Pacific Finance Ireland of $7 million at 31st December 2000 were for a fixed period of 180 days and carried a fixed interest rate of 6.5%. They were repaid during 2001.

11.     LONG-TERM DEBT

	2001	2000	1999

Bank loan	160	—	—
Long-term loans	52	2	2
Capital leases	18	30	42

	230	32	44
Amounts due within one year	(15)	(11)	(14)

Amounts due after one year	$215	$21	$30

      The bank loan represents amounts drawn on a $175 million revolving credit facility that is committed to August 2005 with a $50 million step down in August 2004. A second revolving credit facility of $250 million was entered into in December 2001. This is committed to December 2006, with a 25% step down in December 2005. Both facilities are secured by certain owned ships and bear interest at a margin over LIBOR which depends on the facilities’ credit rating. As at 31st December 2001 the margins were 1.05% and 1.40% respectively.

      Long-term loans comprises $1 million repayable up to 2008 and bearing interest at LIBOR plus 2.625% secured on an office building and $51 million repayable up to 2008 bearing interest at 6.71% secured on ships.

      The bank loan and long-term loans are subject to covenants which are customary for these types of facility. As at 31st December 2001 CP Ships was in compliance with these covenants.

      Aggregate maturities of the bank loan and long-term loans for the five years subsequent to 31st December 2001 are as follows:

2002	7
2003	7
2004	42
2005	133
2006	8
Thereafter	15

Total	$212

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

11.     LONG-TERM DEBT (Continued)

      The capital leases consist of container leases of $18 million (2000: $29 million, 1999: $41 million) and automobile leases of $0 (2000 and 1999: $1 million).

      The capital leases are repayable in monthly installments ending between 2002 and 2005 and are secured on the leased equipment. Obligations under capital leases bear fixed interest rates, which range from 6% to 13%. Interest expense on such leases amounted to $3 million (2000 and 1999: $4 million).

      Capital lease commitments over the next five years and thereafter are as follows:

2002	9
2003	5
2004	5
2005	1

Total minimum lease payments	20
Less: imputed interest	(2)

Present value of minimum lease payments	18
Less: current portion	(7)

Long-term portion of capital lease obligation	$11

Financial assets and liabilities

      Short-term financial assets and liabilities are valued at their carrying amounts as presented in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

      The fair value of third-party long-term debt has been estimated based on rates currently available to CP Ships for long-term borrowing with similar terms and conditions to those borrowings in place at the balance sheet date. There is no material difference between the carrying value and the fair value of third-party long-term debt.

      CP Ships does not believe that there are any significant concentrations of credit risk.

Forward foreign currency exchange contracts

      CP Ships is exposed to changes in exchange rates on future cost streams denominated in certain currencies other than United States Dollars. To manage these exposures, CP Ships enters into hedges as it deems appropriate, to cover some or all of its anticipated net exposure, which is principally to Canadian Dollars, British Pounds and Euros.

      At 31st December 2001, CP Ships did not have any outstanding forward foreign exchange hedges in place. At 31st December 2000, CP Ships had entered into forward foreign exchange contracts to sell approximately $131 million (1999: $167 million) and the unrealized gain/loss on these forward foreign currency exchange contracts at that date not recognized in income was $0 (1999: unrealized gain $5 million).

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

12.     SHARE CAPITAL AND CONTRIBUTED SURPLUS

      On 1st October 2001, as described in note 1, CPL distributed its interests in CPSHI to CP Ships. CPL then distributed its investment in CP Ships to its common shareholders. On 1st January 2002, CPSHI amalgamated with CP Ships.

	2001	2000	1999

Issued share capital of CP Ships:
79,969,095 common shares — no par value	$597	$—	$—
Issued share capital of CPSHI:
871,007,155 common shares — no par value	$—	$63	$63
175,000 redeemable, cumulative preference shares	$—	$116	$—

      The authorized share capital of CP Ships is an unlimited number of common shares and an unlimited number of preference shares.

      An analysis of CP Ships common shares is as follows:

	Number	$ million

Balance, 1st January 2001	—	—
New issue	79,127,044	597
Issued under Launch Award, stock option plans and LTIP buy-out	842,051	—

Balance, 31st December 2001	79,969,095	$597

      During 2001, and prior to CPL’s disposal of CPSHI to CP Ships, CPL provided an additional $2 million as contributed surplus, and CPSHI subsequently increased its stated share capital in the amount of its $487 million contributed surplus. CPSHI also returned $14 million of share capital to CPL, redeemed the 175,000 redeemable cumulative preference shares and issued 400 common shares to CPL at a value of $61 million as consideration for the transfer of shipping related affiliates and other assets from CPL.

      During 2000, capital totalling $203 million was contributed by CPL to CPSHI to fund the purchase of the remaining 50% of Americana Ships, the purchase of ships and the repayment of certain loans owed to CPL. No shares were issued in respect to these transactions.

      In addition in 2000, CPSHI issued preference shares of Cdn$175 million ($116 million) to, and the related proceeds were lent back to, an affiliated company (note 7). The preference shares carried a floating cumulative dividend based on the bankers acceptance rate plus 30 basis points. The preference shares were redeemed in 2001 and the loan repaid.

      During 1999 additional capital totalling $52 million was contributed to finance the repayment of certain loans owed to CPL and to provide additional capital. No shares were issued in respect of these transactions.

Shareholder Rights Plan

      On 30th July 2001, CP Ships adopted a Shareholder Rights Plan (the “Rights Plan”) which became effective 1st October 2001. The Rights Plan is designed to provide CP Ships with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a take-over bid and to provide all shareholders with an equal opportunity to participate in the bid.

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

13.     STOCK OPTIONS

      Under the CP Ships Employee Stock Option Plan (“ESOP”) and Directors Stock Option Plan (“DSOP”) options may be granted to key employees and directors to purchase CP Ships common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised on a date or dates set by the Board of Directors and expires ten years after the grant date.

Transition of CPL Option Plan

      On the effective date of the Plan of Arrangement described in note 1, outstanding options under the CPL Key Employee Stock Option Plan (“KESOP”) were replaced pro-rata with new options under the new option plans of the five separately-listed companies, including CP Ships. Accompanying stock appreciation rights (“SARs”) equivalent to one-half of the number of shares under option were replaced in a similar manner. An SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a common share at the exercise date over the related option price. Former CPL employees’ options over CP Ships shares may be exercised after two years from the original grant date under KESOP in respect to one-half of the number of shares and after three years in respect to the balance and expire ten years after the original grant date. SARs may be exercised no earlier than three years and no later than ten years after the grant date.

      Where an option has been exercised by a former CPL employee as to one-half the number of shares to which it relates, any further exercises reduce the number of SARs granted on a one-for-one basis. At all times, the exercise of an SAR reduces the number of shares under an option on a one-for-one basis.

      In the event of a change in control of CP Ships, all outstanding options and SARs under all plans become immediately exercisable.

      At 31st December 2001, 2,453,429 shares (2000 and 1999: nil) were available for the granting of future options under the stock option plans out of the 6,158,000 currently authorized.

      Details of the stock options outstanding are as follows:

		2001		2000 and 1999
	2001	Weighted Average	2000 and 1999	Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	$ Per Share	Options	$ Per Share

Outstanding at beginning of the year	—	—	—	—
Granted to former CPL employees under the Plan of Arrangement	548,983	4.052	—	—
Granted under:
ESOP	3,116,000	7.840	—	—
DSOP	48,000	7.840	—	—
Exercised	(51,051)	4.205	—	—
Cancelled	(8,412)	4.141	—	—

Outstanding at the end of the year	3,653,520	7.332	—	—

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

13.     STOCK OPTIONS (Continued)

      Details as at 31st December 2001 (none outstanding at 31st December 2000 and 31st December 1999) of the stock options outstanding by year of expiry were as follows:

		2001	2001		2001
	2001	Exercise	Weighted Average	2001	Weighted Average
Year of	Number of	Price Range	Exercise Price	Number	Exercise Price
Expiry	Options	$ Per Share	$ Per Share	Exercisable	$ Per Share

2002	6,904	2.491	2.491	6,904	2.491
2003	35,763	2.695 - 3.040	2.979	35,763	2.979
2004	23,481	2.849	2.849	23,481	2.849
2005	42,011	3.219 - 3.270	3.221	42,011	3.221
2006	—	—	—	—	—
2007	75,206	4.842 - 5.097	4.845	75,206	4.845
2008	9,400	4.529 - 5.493	4.852	9,400	4.852
2009	137,445	4.075	4.075	137,445	4.075
2010	159,310	4.235 - 5.231	4.297	159,310	4.297
2011	3,164,000	7.840	7.840	—	—

	3,653,520	2.491 - 7.840	7.332	489,520	4.046

      During 2001, $0.7 million was charged to compensation expense for SAR’s, and $0.2 million was credited to common share capital for options exercised.

14.     CHANGES IN NON-CASH WORKING CAPITAL BALANCES

	2001	2000	1999

Decrease/(increase) in current assets:
Accounts receivable	26	(86)	(50)
Prepaid expenses	(6)	(6)	(5)
Inventory	2	(5)	(5)

	22	(97)	(60)
(Decrease)/increase in current liabilities:
Accounts payable and accrued liabilities	(25)	72	(7)
Decrease/(increase) in non-cash working capital balances from the acquisition and sale of businesses and joint ventures	—	(24)	(4)
Decrease/(increase) in non-cash working capital balances transferred in from shipping-related affiliates prior to spin-off (note 1)	9	—	—
Other changes in non-cash working capital balances	1	12	(20)

Total	$7	$(37)	$(91)

15.     EARNINGS PER SHARE

      Basic and diluted earnings per share are shown on the income statement. Basic and diluted earnings per share have been calculated using net income available to common shareholders divided by 79.3 million and 79.9 million shares respectively for 2001 and 79.1 million and 79.2 million shares respectively for 2000 and 1999.

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

15.     EARNINGS PER SHARE (Continued)

      The basic and diluted earnings per share figures for 2000 and 1999 have been restated as if the shares and options outstanding at the spin-off date (note 1) had been in place for 2000 and 1999.

Millions of shares	2001	2000	1999

Weighted average number of common shares outstanding
— basic earnings per share	79.3	79.1	79.1
Effect of dilutive securities — stock options	0.6	0.1	0.1

Weighted average number of common shares outstanding
— diluted earnings per share	79.9	79.2	79.2

16.  RELATED PARTY TRANSACTIONS

      Container shipping operating expenses included $90 million for 2001 (2000: $127 million, 1999: $110 million) in relation to services provided by parties who were related at the times of the transactions, mainly inland transportation costs paid to Canadian Pacific Railway, which charges were established on normal commercial terms. There were dividends on preference shares paid to a former affiliated company amounting to $3 million in 2001 (2000: $2 million, 1999: $0).

      Forward foreign currency exchange contracts referred to in note 11 included contracts with CPL. As at 31st December 2001, CP Ships had no such contracts with any affiliated companies (2000: $47 million, 1999: $92 million). As at 31st December 2001, the unrealized gain/loss on these contracts not recognized in income was $0 (31st December 2000: unrealized gain/loss $0, 31st December 1999: unrealised gain $7 million).

17.  CONTINGENT LIABILITIES

      At 31st December 2001 CP Ships had bank and other guarantees given in the normal course of business of $1 million (2000: $4 million, 1999: $2 million).

      During the normal course of business activity, CP Ships and its subsidiaries are occasionally involved in litigation proceedings. Two actions totalling approximately Belgian Francs 3,876 million ($87 million) were initiated in Belgium in 1999 against CP Ships and certain of its subsidiaries relating to termination of contracts for stevedoring and related services. One action for Belgian Francs 298 million ($7 million) was withdrawn in January 2002 at no cost to CP Ships. CP Ships intends to defend vigorously the remaining action. CP Ships and its subsidiaries do not believe they will incur any liability in this action and accordingly, no provision has been made in the financial statements with respect to this matter other than for legal costs.

18.  COMMITMENTS

(a)  Capital expenditures

      CP Ships has capital commitments at 31st December 2001 of $395 million, principally in respect to shipbuilding contracts, of which $225 million falls due in 2002 and $170 million in 2003.

(b)  Operating leases

      CP Ships utilizes ships, containers and other equipment and occupies premises under non-cancellable operating leases.

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

18.  COMMITMENTS (Continued)

(b)  Operating leases (continued)

      Rent expense under operating leases:

	2001	2000	1999

Ships	308	308	221
Containers	132	124	76
Other	18	17	12

	$458	$449	$309

      CP Ships has commitments under operating leases, including obligations under time charters which include certain ship operating expenses, and under long-term bareboat charters, two of which expire in 2008 and two in 2012. The commitments in each of the next five years and thereafter are:

2002	203
2003	93
2004	62
2005	46
2006	32
2007 and thereafter	149

$585

19.  PENSIONS

      CP Ships operates a number of defined contribution and defined benefit pension plans throughout the world.

      Defined benefit plans are based principally on years of service and compensation levels near retirement. Annual contributions to these plans, which are based on various actuarial cost methods, are made on the basis of not less than the minimum amounts required by national, federal or provincial pension supervisory authorities.

      Net benefit plan expense for each year for such defined benefit plans includes the following components:

	2001	2000	1999

Service cost — benefits earned during the year	1	1	1
Interest cost on projected benefit obligation	4	5	3
Expected return on pension fund assets	(4)	(5)	(4)
Amortization of transition asset	—	(1)	—
Recognized net actuarial loss	4	—	—
Amount not recognized due to limitation	(3)	1	1

Net benefit plan expense	$ 2	$ 1	$ 1

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

19.  PENSIONS (Continued)

     Information about changes in CP Ships’ defined benefit plans is as follows:

	2001	2000

Change in benefit obligation
Benefit obligation at start of year	85	57
Effect of change in accounting policy	—	2
Service cost	1	1
Interest cost	4	5
Amendments	(2)	—
Plan participants’ contributions	—	1
Actuarial loss/(gain)	(16)	6
(Settlement)/acquisition	(38)	21
Benefits paid	(1)	(7)
Exchange rate fluctuation	(1)	(1)

Benefit obligation at end of year	$ 32	$ 85

Change in plan assets
Fair value of assets at start of year	83	62
Actual return on plan assets	(21)	6
(Settlement)/acquisition	(38)	19
Employer contributions	2	3
Plan participants’ contributions	—	1
Benefits paid	(1)	(7)
Exchange rate fluctuation	—	(1)

Fair value of plan assets at end of year	$ 25	$ 83

      Included in the above accrued benefit obligation and fair value of plan assets are the following amounts in respect to plans that are not fully funded:

	2001	2000	1999

Funded status	(7)	(2)	5
Unrecognized transition asset	—	(1)	(1)
Unrecognized net actuarial loss	8	5	2
Unrecognized prior service cost	(2)	—	—
Amount not recognized due to limitation	(2)	(5)	(6)

(Accrued) benefit cost	$(3)	$(3)	$—

Weighted-average assumptions as of 31st December
Discount rate	6.5%	6.7%	7.1%
Expected return on plan assets	7.2%	6.9%	7.0%
Rate of compensation increase	4.9%	4.6%	4.5%

      CP Ships also has defined contribution plans. The net expense for such plans was $4 million in both 2001 and 2000 and $3 million in 1999.

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

20.  SEGMENT INFORMATION

      CP Ships provides regional containerized ocean and related inland transportation services across the world in various trade lanes.

      CP Ships manages its business by aggregating its container shipping services into the four major markets that it serves, namely TransAtlantic, Australasia, Latin America and Asia. Container shipping services in other regions and services ancillary to container shipping are separately aggregated. Accordingly, CP Ships has five reportable segments.

      Revenue and all operating expenses are either directly related to the activity in a segment or are centrally managed and are allocated across the segments.

      CP Ships does not analyze or manage its assets by segment and consequently no segmented analysis of assets is presented. It is impractical to obtain an analysis of revenue by customers’ countries of domicile. CP Ships does not rely on any single major customer or group of major customers. No customer accounts for more than 10% of CP Ships’ revenue.

	2001	2000	1999

Revenues
TransAtlantic	1,323	1,406	977
Australasia	549	574	547
Latin America	244	242	137
Asia	435	337	154
Other	95	86	63

Total Revenues	$2,646	$2,645	$1,878

Expenses
TransAtlantic	1,244	1,317	936
Australasia	520	551	511
Latin America	216	224	141
Asia	448	317	149
Other	79	72	52

Total Expenses	$2,507	$2,481	$1,789

Operating Income before exceptional charges
TransAtlantic	79	89	41
Australasia	29	23	36
Latin America	28	18	(4)
Asia	(13)	20	5
Other	16	14	11

Total Operating Income before exceptional charges	$ 139	$ 164	$ 89

      “Other” includes smaller regional markets, terminal operations and services ancillary to container shipping.

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

20.  SEGMENT INFORMATION (Continued)

      Depreciation included in expenses:

	2001	2000	1999

TransAtlantic	44	40	30
Australasia	6	8	8
Latin America	5	3	2
Asia	8	4	2
Other	11	5	5

Total	$74	$60	$47

      Geographical analysis of capital assets and goodwill:

	2001	2000	1999

Canada	36	35	40
United States	85	37	12
Other Countries	57	43	36
Ships(1)	526	311	111
Containers(1)	91	110	156
Goodwill(1)	510	531	461

	$1,305	$1,067	$816

(1)	None of the ships, containers or goodwill are located in a particular country.

21.  AMERICANA SHIPS JOINT VENTURE

      In January 1999, CPSHI completed the formation of a joint venture with TMMsa (see note 6).

      CPSHI’s share of the American Ships joint venture assets and the result for the year to 31st December 1999 are summarized below:

Balance sheet
Current assets	127
Long term assets	153

$ 280

Short term liabilities	142
Long term liabilities	53
Equity	85

$ 280

Statement of Earnings
Operating revenue	502
Operating expenses	(518)

Loss for the year	$ (16)

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

21.	AMERICANA SHIPS JOINT VENTURE (Continued)

Statement of Cash Flows
Cash flows resulting from:
Operating activities	(8)
Financing activities	46
Investing activities	(35)

Increase in cash resources	$ 3

22.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

Summary of differences

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from United States generally accepted accounting principles (“US GAAP”). The material differences are described below along with their effect on CP Ships’ Consolidated Statements of Income, Retained Earnings, Consolidated Balance Sheets and Consolidated Statements of Cash Flow.

(a)  Change in accounting policy — dry docks

      The effect of a change in accounting policy for dry dock costs in 2000 has been reflected by retrospectively restating the previous years’ Canadian GAAP financial statements. Under US GAAP, the cumulative effect of this change has been reported in the 2000 income statement.

      The effect of this change in 2000 on income before cumulative effect of change in accounting principles and on net income as determined in accordance with US GAAP was an increase to net income of $6 million, and an increase in basic earnings per share of $0.08. If the defer and amortize method had been applied retroactively for US GAAP the 1999 basic earnings per common share would have increased by $0.03 from the amounts presented in the US GAAP reconciliation in note 22(l).

(b)  Derivative financial instruments

      During normal course of business, CP Ships is exposed to foreign currency risk due to the payment of certain operating expenses in currencies other than CP Ships’ functional currency. The most significant non-US currency exposures are in Canadian dollars, Euros and British pounds. CP Ships makes use of derivative instruments to limit this risk.

      CP Ships enters into contracts as it deems appropriate to hedge some or all of its anticipated net currency exposures. Under Canadian GAAP, CP Ships accounts for its foreign currency derivative instruments as hedges and related exchange gains and losses are deferred until the maturity of the contract.

      Prior to 1st January 2001 for United States reporting under FASB Statement No. 52, “Foreign Currency Translation,” gains and losses on forward foreign exchange contracts associated with anticipated future transactions that do not constitute firm commitments were recognized in income as they arose. Effective 1st January 2001, CP Ships adopted FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by FAS 137 and 138 and as interpreted by the Derivatives Implementation Group, for the purposes of presenting US GAAP financial information.

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

22.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(b)  Derivative financial instruments (continued)

      FAS 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each period in current earnings or other comprehensive income, depending on whether a derivative is designated and committed as part of a hedge transaction and, if it is, the type of hedge transaction. CP Ships uses various derivative instruments, which are designated and documented as cash flow hedges, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to CP Ships, and under Canadian GAAP payments or receipts under these contracts are recognized in income concurrently with the hedged transaction and the fair values of the outstanding contracts are not reflected in the financial statements.

      CP Ships’ forward exchange contacts that do not qualify for hedge accounting under US GAAP have been marked-to-market through earnings.

      CP Ships evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have to be separated from the host contracts in accordance with FAS 133. Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which they are included. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in current earnings.

      CP Ships offers to certain of its customers the option to pay trade receivables in either US Dollars or the local currency of the respective customer. These terms constitute an embedded derivative and for US GAAP are accounted for under FAS 133 which requires revaluing these derivatives to fair market value and recording a liability with the offset to net income. Prior to the implementation of FAS 133 for the purposes of presenting US GAAP information on 1st January 2001, no revaluation was made and the gain or loss was recognized upon settlement.

      The cumulative effect of the adoption of FAS 133 at the 1st January 2001 was to reduce net income before taxes under US GAAP by approximately $4 million. Application of FAS 133 to the calculation of US GAAP financial information results in the recording of pre-tax gains of $2 million for the year ended 31st December 2001.

(c)  Acquisition integration and reorganization costs

      There are differences between Canadian and US GAAP as to the timing of the recognition of certain liabilities associated with acquisition-related integration and reorganization costs. Further, under US GAAP certain of these costs are charged to the income statement rather than being allocated to the cost of the acquisition, with a consequent effect on the amount of goodwill and the subsequent annual amortization charge.

(d)  Employee future benefits — pension costs

      Effective 1st January 2000, CP Ships adopted prospectively, without restating prior years, the provisions of the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) under CICA 3461. This eliminated most differences between Canadian and US GAAP with respect to accounting for employee future benefits including pension costs.

      Prior to 2000, the principal difference between Canadian and US GAAP in accounting for pension costs was the choice of discount rate used for computing the benefit obligation and the service and interest cost components

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

22.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(d)  Employee future benefits — pension costs (continued)

of net periodic pension expense. Under Canadian GAAP, the discount rate used represented management’s best estimate of the long-term rate of return on pension fund assets, whereas under US GAAP the discount rate reflects the rate at which pension benefits can be effectively settled at the date of the financial statements.

(e)  Income taxes

      Effective 1st January 2000, CP Ships adopted, without restating prior years, the new CICA 3465, with respect to accounting for income taxes. Although now broadly the same as US GAAP, the new Canadian method uses substantively enacted, rather than enacted only, tax rates to calculate future taxes. Except for the potential difference in the tax rates to be adopted, there are no significant differences from the year 2000 between Canadian and US GAAP with respect to accounting for income taxes.

      Prior to 2000, CP Ships followed the Canadian method of accounting for income taxes, described as the deferral method, which focused on differences arising between financial statement income and taxable income. The method followed under US GAAP, described as the liability method, focuses on differences between the book and tax value of assets and liabilities.

(f)  Goodwill charges

      Under Canadian GAAP goodwill charges net of any tax effects are reported separately as a deduction from income after tax, whereas US GAAP requires goodwill charges to be reported within operating expenses and consequently they are included in the determination of operating income. Amortization expense for the years ended 31st December 2001, 2000 and 1999 under US GAAP were $14 million, $16 million and $14 million respectively.

(g)  Impairment of long-lived assets including goodwill

      Under both Canadian and US GAAP, when factors indicate a possible impairment in capital assets or goodwill, recoverability is assessed based upon a cash flow analysis. Under Canadian GAAP, the cash flow analysis includes interest expense, whereas under US GAAP interest expense is excluded. Under Canadian GAAP, an impairment loss is recognized to the extent that the asset’s carrying amount exceeds its net recoverable amount. Under US GAAP, an impairment loss is measured as the amount the carrying value exceeds the fair value of the asset. No impairment losses have been recognized by CP Ships under either Canadian or US GAAP.

(h)  Stock based compensation

      In 2001, CP Ships established stock based compensation plans, as described in note 13. Under Canadian GAAP, compensation expense is not recognized for stock options or the issuance of shares to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital. In the event options are cancelled, no adjustment is made to share capital and no expense is recognized. For US GAAP under APB 25, the difference between the market value at the date of grant and the grant price of the stock option or issuance of shares to employees is recognized as compensation expense.

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

22.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(i)  Comprehensive income

      US GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure. Other comprehensive income under US GAAP in these financial statements arises from foreign currency translation adjustments. A statement of comprehensive income under US GAAP for each of the years ended 31st December 2001, 2000 and 1999 is shown in note 22 (m).

(j)  Incorporated joint ventures

      US GAAP requires investments in incorporated joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of incorporated joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportional consolidation for purposes of registration and other filings notwithstanding the departure from US GAAP. Consequently, the balance sheet and statements of income and cash flow for 1999 have not been adjusted to restate the accounting for the Americana Ships joint venture under US GAAP. Additional information concerning CP Ships’ interest in joint ventures is presented in note 21.

(k)     Ship leases

      Under Canadian GAAP, certain ship charters as disclosed within note 18 are accounted for as operating leases. Under US GAAP, these ships are chartered from special purpose entities which would be consolidated. This would result in assets and liabilities, expenses and cash flows relating to these ships being reported in the financial statements. The US GAAP information as at 31st December 2001, 2000 and 1999 has been changed to reflect these amounts. The impact on US GAAP earnings for the years ended 31st December 2001, 2000 and 1999 is not material as the decrease in the charter hire expense of $21 million is offset by an increase in interest expense and depreciation expense of $13 million and $8 million respectively for each of the three years. The impact on US GAAP shareholders’ equity is an $8 million reduction for each of the three years ended 31st December 2001. This comprises an increase in capital assets of $160 million (2000 — $168 million, 1999 — $175 million), an increase in long-term debt of $165 million (2000 — $173 million and 1999 — $180 million) and an increase in accrued interest of $3 million (2000 — $3 million and 1999 — $3 million). Cash flows from operations would be increased and cash flows from financing activities would be decreased by $8 million in each of the three years ended 31st December 2001.

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

22.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(l)  Statements of consolidated income and equity

      The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP:

Year ended 31st December

(US$ millions except amounts per share)	2001	2000	1999

Net income — Canadian GAAP	76	135	60
US GAAP adjustments
Dry dock accounting policy change	—	—	(2)
Derivative financial instruments	2	—	—
Unrealized gain/(loss) on foreign exchange contracts	—	(5)	6
Acquisition-related costs	(3)	(15)	(12)
Pension costs	(3)	3	1
Deferred income taxes	—	(4)	(1)
Stock based compensation	(8)	—	—
Tax effect of US GAAP adjustments	—	—	—

Income — US GAAP before cumulative effect of accounting changes	64	114	52
Cumulative effect of change in dry dock accounting policy	—	19	—
Cumulative effect of adoption of FAS 133	(4)	—	—

Net income — US GAAP	60	133	52
Other Comprehensive income
Foreign currency translation adjustments	(2)	(2)	(2)

Comprehensive income — US GAAP	$ 58	$ 131	$ 50

Earnings per common share basic ($ per share)*
Canadian GAAP	$ 0.92	$1.68	$0.76
US GAAP
Income before cumulative effect of accounting changes	$ 0.77	$1.42	$0.66
Cumulative effect of accounting changes	$(0.05)	$0.24	$ —

Basic earnings per common share after cumulative effect of accounting changes	$ 0.72	$1.66	$0.66

Earnings per common share diluted ($ per share)*
Canadian GAAP	$ 0.91	$1.68	$0.76
US GAAP
Income before cumulative effect of accounting changes	$ 0.76	$1.41	$0.66
Cumulative effect of accounting changes	$(0.05)	$0.24	$ —
Diluted earnings per common share after cumulative effect of accounting changes	$ 0.71	$1.65	$0.66

*	Earnings per common share is calculated after deduction of preference share dividends

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

22.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(l)  Statements of consolidated income and equity (continued)

     Reconciliation of equity under Canadian GAAP to equity under US GAAP:

Year ended 31st December

(US$ millions)	2001	2000	1999

Equity — Canadian GAAP	1,100	1,099	649
US GAAP adjustments
Dry dock accounting policy change	—	—	(19)
Derivative financial instruments	(2)	—	—
Unrealized gain/(loss) on foreign exchange contracts	—	—	5
Acquisition-related costs	(41)	(38)	(23)
Pension costs	3	6	3
Ship leases	(8)	(8)	(8)
Deferred income taxes	—	—	4
Tax effect of US GAAP adjustments	—	—	—

Equity — US GAAP	$1,052	$1,059	$611

(m)  Additional US GAAP disclosures

      Additional US GAAP disclosures are set out below.

Accounts receivable

Year ended 31st December

	2001	2000	1999

Trade receivables	254	283	221
Third-party agents	42	31	35
Other receivables	70	78	50

Total accounts receivable	$366	$392	$306

Trade and other payables

Year ended 31st December

	2001	2000	1999

Trade payables	174	153	45
Accrued operating expenses	246	262	274
Third-party agents	17	16	28
Other payable and accrued liabilities	68	66	68

Total accounts payable and accrued liabilities	$505	$497	$415

Restructuring

      CP Ships recorded a $19 million restructuring charge related to rationalizing organization and offices, mostly in North America and Europe to improve efficiency, reduce costs and strengthen competitive positioning. The charge is comprised $10 million in employee related charges, and $9 million in office lease related charges and is shown as a separate operating expense line within the statements of income. The employee related charges

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

22.                     DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED
IN CANADA AND THE UNITED STATES (Continued)

(m)  Additional US GAAP disclosures (continued)

represent severance and related benefits such as outplacement counselling, certain legal costs, vacation and medical coverage for terminated employees. The restructuring is expected to be complete by 31st December 2002.

     The restructuring plan identified a number of offices to be closed in various cities. The office lease related charges include the additional cost of leased office space that will no longer be occupied as well as costs required to terminate existing lease obligations.

      The following table presents a rollforward of 2001 activity related to the restructuring charges.

	Reserve as at			Reserve as at
	31st December			31st December
	2000	Pre-tax charge	Payments	2001

Employee related charges	—	10	(3)	7
Office lease related charges	—	9	(2)	7

Total	$—	$19	$(5)	$14

Stock-based compensation

      Under the CP Ships Employee Stock Option Plan (“ESOP”) and the Directors Stock Option Plan (“DSOP”) options may be granted to key employees and directors to purchase CP Ships common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised after three years and no later than ten years after the grant date.

      CP Ships applies the intrinsic value method in accounting for its options granted to employees. If CP Ships had determined compensation cost based on the fair value at the grant date for employee share options in accordance with FASB Statement No. 23, “Accounting for Stock-Based Compensation”, net income and net income per share would have changed to the pro forma amounts indicated below. CP Ships had no stock based compensation prior to 2001:

(US$ millions, except per share amounts)	2001

Net income — as reported	$ 60
Pro forma net income	$ 53
Pro forma earnings per share — basic	$0.63
Pro forma earnings per share — diluted	$0.63

      The weighted average number of shares in issue used in the above table is given in Note 15.

      The fair value of each employee grant is estimated on the date of the grant using the Black-Scholes option-pricing method with the following weighted-average assumptions used for grants made during the year ended 31st December 2001:

2001

Expected option term (years)	5
Expected volatility	30%
Risk free interest rate	3.8%
Dividend yield	2.0%

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

22.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(m)  Additional US GAAP disclosures (continued)

Goodwill

      Goodwill and accumulated amortization as at 31st December 2001, 2000 and 1999:

	2001	2000	1999

Goodwill	538	541	463
Less accumulated amortization	(68)	(54)	(38)

Net Goodwill	$470	$487	$425

Pensions

      Information about CP Ships’ defined benefit pension plans required in accordance with FASB Statement No. 132 “Employers’ Disclosures about Pension and Other Post retirement Benefits” is as follows:

	2001	2000	1999

Change in benefit obligation
Benefit obligation at beginning of year	85	59	72
Service cost	1	1	1
Interest cost	4	5	4
Plan participants’ contributions	—	1	1
Actuarial (gain)/loss	(16)	6	2
Acquisitions	—	21	1
Amendment	(2)	—	—
Disposals	—	—	(19)
Settlements	(38)	—	—
Benefits paid	(1)	(7)	(3)
Exchange Rate Fluctuation	(1)	(1)	—

Benefit obligation at end of year	$32	$85	$59

Change in plan assets
Fair value of plan assets at beginning of year	83	62	82
Actual return on plan assets	(21)	6	3
Employer contributions	2	3	1
Plan participants’ contributions	—	1	1
Settlements	(38)	—	—
Acquisitions	—	19	—
Disposals	—	—	(22)
Benefits paid	(1)	(7)	(3)
Exchange Rate fluctuations	—	(1)	—

Fair value of plan assets at end of year	$25	$83	$62

Funded status	(7)	(2)	3
Unrecognised transition (asset)/obligation	—	(1)	(1)
Unrecognised net actuarial (gain)/loss	8	5	(1)
Unrecognised prior service cost	(2)	—	—

(Accrued)/prepaid benefit cost	$(1)	$2	$1

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

22.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(m)  Additional US GAAP disclosures (continued)

	2001	2000	1999

Components of net periodic benefit cost
Service cost	1	1	1
Interest cost	4	5	3
Expected return on assets	(4)	(5)	(4)
Settlement cost on disposal	3	—	—

Net periodic benefit cost	$4	$1	$—

Weighted-average assumptions as of 31st December
Discount rate	6.5%	6.7%	6.8%
Expected return on plan assets	7.2%	6.9%	6.9%
Rate of compensation increase	4.9%	4.6%	4.5%

Software development costs

      Software development costs are capitalized in accordance with SOP 98-1, “Accounting for the costs of Computer Software Developed or obtained for internal use”. At 31st December 2001, 2000 and 1999 the net book value of software development costs included within computer hardware and software was $86 million, $36 million and $10 million respectively.

Allowance for bad debts

      The allowance for bad debts as at 31st December 2001, 2000 and 1999 was $14 million, $22 million and $12 million respectively.

(n)  Recent US GAAP pronouncements

      On 20th July 2001, the FASB issued Statement No. 141, “Business Combinations,” and Statement No. 142, “Goodwill and Other Intangible Assets,” which are required to be implemented with effect from 1st July 2001 and 1st January 2002 respectively. FAS 141 requires that all business combinations be accounted for by the purchase method. FAS 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions which may affect classification of intangible assets, as well as the balance of goodwill. The ongoing impact will be that goodwill will no longer be amortized, but instead will be tested at least annually for impairment. The requirements of both statements apply prospectively from the effective date for the purposes of presenting US GAAP financial information. CP Ships has not yet determined what effect, if any, the impairment test will have on its financial position and results of operations. The impact of not amortizing goodwill for the year ended 31st December 2001 would have been to increase net income reported under US GAAP before the cumulative effect of accounting changes by $14 million and earnings per share by $0.18.

      FASB Statement No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets,” was issued in July 2001. This standard will be effective for CP Ships’ fiscal year beginning after 1st January 2002; however, early adoption is permitted. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets is capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

22.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(n)  Recent US GAAP pronouncements (continued)

provided by the standard. The requirements of this statement will be reflected as a cumulative effect adjustment to income for the purposes of presenting US GAAP financial information. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.

      FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued on 3rd October 2001 and will be effective for CP Ships’ fiscal year beginning 1st January 2002. The objectives of FAS 144 are to create a single accounting model, based on the framework established in FAS 121, for long-lived assets including segments of a business to be disposed of by sale, whether previously held and used or newly acquired. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.

23.     SUBSEQUENT EVENTS

      On 30th May 2002 CP Ships filed a preliminary prospectus for the issue of $       ●       Common Shares for approximate net proceeds of $ 95 million. In addition on the same date CP Ships authorised for issue [       ]% $250 million Senior Notes due 2012 for net proceeds of approximately $242 million.

      On 30th May 2002 CP Ships entered into an agreement to purchase all of the issued and outstanding shares of Italia di Navigazione S.p.A. and controlling interests in, or certain assets of, sales agencies in Canada, Italy, Spain and Venezuela for $40 million.

CP Ships Limited

Notes to the Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)

23.     SUBSEQUENT EVENTS (Continued)

CP Ships Limited

Consolidated Statements of Income

Unaudited	Three months ended 31st March

(US$ millions except per share amounts)	2002	2001

Revenues
Container shipping operations	578	639
Expenses
Container shipping operations	474	501
General and administrative	89	93
Depreciation	20	16
Currency exchange loss/(gain)	1	(2)

	584	608
Operating (loss)/income	(6)	31
Net interest expense	(3)	—
Income tax expense	(2)	(2)
Goodwill charges, net of tax ($0)(note 1)	—	(4)

Net (loss)/income available to common shareholders	$ (11)	$ 25

Average number of common shares outstanding (millions)	80.0	79.1
(Loss)/earnings per common share basic	$(0.14)	$ 0.32
(Loss)/earnings per common share diluted (note 2)	$(0.14)	$ 0.32

Consolidated Statements of Retained Earnings

Balance, beginning of period as previously reported	513	443
Net (loss)/income	(11)	25

	502	468
Dividend on common shares	(3)	—

Balance, 31st March	$499	$468

CP Ships Limited

Consolidated Balance Sheets

Unaudited	As at

	31st March	31st December
(US$ millions)	2002	2001

ASSETS
Current assets
Cash and cash equivalents	92	116
Accounts receivable	377	366
Prepaid expenses	46	38
Inventory	12	12

	527	532
Capital assets, at cost	1,053	1,056
Less accumulated depreciation	(268)	(261)

	785	795
Deferred charges	14	14
Goodwill (note 1)	510	510

	$1,836	$1,851

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	508	505
Long-term debt due within one year	14	15

	522	520
Long-term liabilities
Long-term debt due after one year	212	215
Future income taxes	8	8
Minority interests	8	8

	228	231
SHAREHOLDERS’ EQUITY
Common share capital	597	597
Retained earnings	499	513
Cumulative foreign currency translation adjustments	(10)	(10)

	1,086	1,100

	$1,836	$1,851

CP Ships Limited

Consolidated Statements of Cash Flow

Unaudited	Three months ended 31st March

(US$ millions)	2002	2001

Operating activities
Net (loss)/income for period	(11)	25
Depreciation and goodwill charges	20	20
Amortisation and deferred charges	1	—
Other	2	(1)

	12	44
Increase in non-cash working capital	(12)	(6)

Cash from operations before restructuring and spin-off payments	—	38
Restructuring and spin-off payments	(4)	—

Cash (outflow)/inflow from operations	(4)	38
Financing activities
Repayment of long-term debt	(4)	(3)
Deferred charges	(1)	—
Increase in loans from former affiliated companies	—	45
Dividend paid	(3)	—

Cash (outflow)/inflow from financing activities	(8)	42
Investing activities
Additions to capital assets	(16)	(109)
Proceeds from disposal of capital assets	4	4

Cash (outflow) from investing activities	(12)	(105)
(Decrease) in cash and cash equivalents*	(24)	(25)
Cash and cash equivalents at beginning of period	116	122

Cash and cash equivalents at end of period	$ 92	$ 97

*	Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

CP Ships Limited

Notes to Consolidated Financial Statements

(Unless otherwise indicated, all amounts are shown in US$ millions)
Unaudited

1.     ACCOUNTING POLICIES

      These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2001 annual consolidated financial statements, except as noted below, and should be read in conjunction with the annual financial statements contained in the CP Ships Limited (“CP Ships”) Annual Report.

Goodwill and other intangible assets

      Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for goodwill and other intangible assets. Under the new method, goodwill is not amortized but is subject to an annual impairment test. Under the old method, goodwill was amortized over 35 years. CP Ships is in the process of determining whether or not any goodwill is subject to impairment under the new standard and will complete the process before 30th June 2002. The impact of not amortizing goodwill in the first quarter of 2001 would have been to increase net income by $4 million to $29 million from $25 million and would have increased basic and diluted earnings per share by $0.05.

Foreign currency translation

      Effective 1st January 2002, CP Ships adopted, retroactively, the new recommendations of the CICA with respect to accounting for foreign currency translation adjustments. The new rules no longer require the deferral and amortization of foreign exchange gains and losses on long-term debt. As the majority of CP Ships’ debt is denominated in US Dollars, this change has not had a material effect on its financial statements.

Stock based compensation

      Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations require compensation expense to be calculated using the fair value method and either expensed to income or the effect disclosed in the notes to the financial statements. As permitted under the new standard, CP Ships will not account for stock based compensation using the fair value method but will disclose the effect of using this alternative method of accounting for such stock-based compensation plans.

2.     EARNINGS PER SHARE

      The basic and diluted earnings per share figures for the three months ended 31st March 2001 have been restated as if the shares and options outstanding at 1st October 2001, the date upon which CP Ships became a public company, had been in place for the three months ended 31st March 2001.

Three months ended 31st March

(Millions of shares)	2002	2001

Weighted average number of common shares outstanding
— basic earnings per share	80.0	79.1
Effect of diluted securities — stock options	1.2	0.1

Weighted average number of common shares outstanding
— diluted earnings per share	81.2	79.2

CP Ships Limited

Notes to Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)
Unaudited

3.     SEGMENT INFORMATION

Three months ended 31st March

(US$ millions)	2002	2001

Revenues
TransAtlantic	288	335
Australasia	120	131
Latin America	50	60
Asia	103	88
Other	17	25

Total Revenues	$578	$639

Expenses
TransAtlantic	280	317
Australasia	123	128
Latin America	44	56
Asia	122	87
Other	15	20

Total Expenses	$584	$608

Operating (loss)/income
TransAtlantic	8	18
Australasia	(3)	3
Latin America	6	4
Asia	(19)	1
Other	2	5

Operating (loss)/income	$ (6)	$ 31

4.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from United States generally accepted principles (“US GAAP”). Except as noted below, the differences are described in the CP Ships Limited Annual Report. Certain additional disclosures for interim financial statements prepared under US GAAP have not been provided because they are not required.

(a)  Capitalized interest

      Under Canadian GAAP, CP Ships does not capitalize interest. US GAAP requires interest incurred as part of the cost of constructing assets to be capitalized. The amount of interest capitalized for US GAAP in the three months ended 31st March 2002 was $1 million (three months ended 31st March 2001: $0.

CP Ships Limited

Notes to Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)
Unaudited

4.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(b)  Statements of consolidated income and equity

      The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP:

Three months ended 31st March

(US$ millions except earnings per share)	2002	2001

Net income — Canadian GAAP	(11)	25
US GAAP adjustments
Derivative financial instruments	—	2
Unrealised gain on foreign exchange contracts	4	—
Acquisition-related costs	(1)	(4)
Pension costs	—	(1)
Capitalised interest	1	—
Tax effect of US GAAP adjustments	—	—

Income — US GAAP before cumulative effect of accounting changes	(7)	22
Cumulative effect of adoption of FAS 133	—	(4)

Net income — US GAAP	(7)	18
Other Comprehensive income
Foreign currency translation adjustments	—	(1)

Comprehensive income — US GAAP	$ (7)	$ 17

Earnings per common share basic ($ per share)
Canadian GAAP	$(0.14)	$ 0.32
US GAAP
Income before cumulative effect of accounting changes	$(0.09)	$ 0.28
Cumulative effect of accounting changes	$ —	$(0.05)

Basic earnings per share	$(0.09)	$ 0.23

Earnings per common share diluted ($ per share)
Canadian GAAP	$(0.14)	$ 0.32
US GAAP
Income before cumulative effect of accounting changes	$(0.09)	$ 0.28
Cumulative effect of accounting changes	$ —	$(0.05)

Diluted earnings per share	$(0.09)	$ 0.23

CP Ships Limited

Notes to Consolidated Financial Statements (Continued)

(Unless otherwise indicated, all amounts are shown in US$ millions)
Unaudited

4.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(b)  Statements of consolidated income and equity (continued)

     Reconciliation of equity under Canadian GAAP to equity under US GAAP:

As at

	31st March	31st December
(US$ millions)	2002	2001

Equity — Canadian GAAP	1,086	1,100
US GAAP adjustments
Derivative financial instruments	2	(2)
Acquisition-related costs	(42)	(41)
Pension costs	3	3
Capitalized interest	1	—
Ship leases	(8)	(8)
Tax effect of US GAAP adjustments	—	—

Equity — US GAAP	$1,042	$1,052

(c)     Recent US GAAP pronouncements

      In April 2002, the FASB issued Statement-No 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. FAS 145 is effective for fiscal years beginning after 15th May, 2002; however, certain sections are effective for transactions occurring after 15th May, 2002. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.

5.     SUBSEQUENT EVENTS

      On 30th May 2002, CP Ships filed a preliminary short form prospectus for the issue of Common Shares for approximate net proceeds of $95 million. In addition, CP Ships announced a proposed private placement of $250 million of ●% senior notes due 2012 for net proceeds of approximately $242 million.

      On 30th May 2002 CP Ships entered into an agreement to purchase all of the issued and outstanding shares of Italia di Navigazione S.p.A. and controlling interests in, or certain assets of, sales agencies in Canada, Italy, Spain and Venezuela for $40 million.

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

     Section 81 of the New Brunswick Business Corporation Act (“NBBCA”), which governs the Registrant, provides that, except in respect of an action by or on behalf of the Registrant to procure a judgment in its favor, the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Registrant or such body corporate, if (a) he acted honestly and in good faith with a view to the best interests of the Registrant and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The Registrant may with the approval of the Court of Queen’s Bench of New Brunswick indemnify a person referred to above in respect of an action by or on behalf of the Registrant or a body corporate to procure a judgment in its favor, to which he is made a party by reason of being or having been a director or an officer of the Registrant or a body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in (a) and (b) above. Notwithstanding the foregoing, a person referred to above is entitled to indemnification from the Registrant in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with the Registrant or a body corporate if he was substantially successful on the merits in his defense of the action or proceeding and he fulfills the conditions set out in (a) and (b) above. The Registrant or a person referred to above may apply to a court for an order approving an indemnity provided under Section 81 of the NBBCA and the court may so order and make any further order it thinks fit. On such an application, the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel. A By-law of the Registrant provides that the Registrant shall indemnify such persons to the extent permitted by the NBBCA or otherwise by law. The directors and officers of the Registrant also have the benefit collectively of a directors and officers liability insurance policy.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

     The exhibits to this Registration Statement are listed in the Exhibit Index immediately following the Signatures hereto, which Exhibit Index is incorporated herein by this reference.

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PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

     Concurrently with the initial filing of this registration statement, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

     Any changes to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, as of the 30th day of May, 2002.

CP SHIPS LIMITED

By:	/s/ Raymond R. Miles Raymond R. Miles, Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed as of the 30th day of May, 2002 by the following persons in the capacities indicated:

Signature	Capacity

/s/ Raymond R. Miles Raymond R. Miles	Chief Executive Officer and Director (Principal Executive Officer)

IAN J. WEBBER* Ian J. Webber	Chief Financial Officer and Director (Principal Financial and Accounting Officer)

JOHN P. BOWMER* John O. Bowmer	Director

ROBERT J. CLANIN* Robert J. Clanin	Director

PETER J. DEY* Peter J. Dey	Director

FRANK J. HALLIWELL* Frank J. Halliwell	Director

JOHN D. MCNEIL* John D. McNeil	Director

NIGEL M.S. RICH* Nigel M.S. Rich	Director

VISCOUNT WEIR* Viscount Weir	Director

*By:	/s/ John K. Irving John K. Irving Attorney-in-fact

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     Pursuant to the requirements Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative in the United States of CP Ships Limited, in the City of Tampa, Florida, as of the 28th day of May, 2002.

/s/ J.P. LaCasse J.P. LaCasse

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EXHIBIT INDEX

Exhibit Number	Description /Exhibit	Page No.

4.1*	Annual Information Form dated 17 May 2002 (Annual Report on Form 40-F dated 30 May 2002)

4.2*	Management Proxy Circular dated 27th February 2002 for the annual and special meeting of shareholders held on 17 April 2002, but excluding those portions of the proxy circular which appear under the headings “Report on Executive Compensation”, “Corporate Governance” and “Performance Graph,” which portions are not incorporated by reference into the Prospectus (Report on Form 6-K dated 22 March 2002)

5.1**	Consent of PricewaterhouseCoopers LLP with regard to the inclusion of its report in the Prospectus.

5.2***	Consent of McCarthy Tétrault with regard to the references to its opinion in the Prospectus.

5.3***	Consent of Stikeman Elliott with regard to the references to its opinion in the Prospectus.

5.4***	Consent of Sidley Austin Brown & Wood with regard to the references to its opinion in the Prospectus.

5.5***	Consent of PricewaterhouseCoopers LLP (also filed with all Canadian Securities Authorities)

5.6***	Consent of McCarthy Tétrault (also filed with all Canadian Securities Authorities)

5.7***	Consent of Stikeman Elliott (also filed with all Canadian Securities Authorities)

6.1**	Powers of Attorney.

*	Incorporated by reference to the designated report in File No. 1-15228.

**	Filed herewith.

***	To be filed by amendment.

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